SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 30, 2007

British Telecommunications plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

Enclosure: British Telecommunications plc – Annual Report and Form 20-F 2007

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Our vision is to be dedicated to helping customers thrive in a changing world. Our mission is to be the leader in delivering converged network services. Our principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services; and converged/fixed mobile products and services.

CONTENTS

2	Report of the Directors
	2	Business review
	11	Financial review
	25	Statutory information
25	Statement of directors’ responsibility
28	Report of the independent auditors
29	Consolidated financial statements
87	Glossary of terms and US equivalents
88	Report of the independent auditors – parent company
89	Financial statements of British Telecommunications plc
105	Subsidiary undertakings and associate
106	Additional information for shareholders
110	Cross reference to Form 20-F

This is the annual report for the year ended 31 March 2007. It complies with UK regulations and is the annual report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.
     In this annual report, references to “BT”, “BT plc”, “the group”, “the company”, “we” or “our” are to British Telecommunications plc and its subsidiaries and lines of business, or any of them as the context may require.
     References to the “financial year” are to the year ended 31 March of each year, eg the “2007 financial year” refers to the year ended 31 March 2007. Unless otherwise stated, all non-financial statistics are at 31 March 2007.
     Please see cautionary statement regarding forward-looking statements on page 106.
     A number of measures quoted in this Annual Report are ‘non GAAP’ measures. These include EBITDA and profit before specific items, net debt and free cash flow. The rationale for using non GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 14, 20, 21 and 49.

British Telecommunications plc Annual Report and Form 20-F 2007	1

REPORT OF THE DIRECTORS
BUSINESS REVIEW

Introduction
British Telecommunications plc is a wholly owned subsidiary of BT Group plc and is BT Group plc’s principal trading subsidiary.
     BT Group plc is the listed holding company for an integrated group of businesses that provide communications solutions and services in the UK and elsewhere in Europe, the Americas and the Asia Pacific Region. British Telecommunications plc holds virtually all businesses and assets of the BT group.
     Our vision is for BT to be dedicated to helping customers thrive in a changing world. Our mission is to be the leader in delivering converged networked services.
     We are committed to increasing shareholder value by transforming the customer experience through service excellence, by the effective management of our strong brand, and by exploiting our large scale networks and by delivering exciting new services to our existing customer base. We aim to find new and mutually rewarding ways of engaging with around 18 million customers to capitalise on the possibilities of convergence, to offer global reach combined with the service values associated with local delivery, and to continue to provide innovative services and solutions.
     Our principal activities include networked IT services; local, national and international telecommunications services; broadband and internet products and services; and converged fixed/mobile products and services.

Our operational structure
BT has four customer-focused lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.
     BT Retail, BT Wholesale and Openreach operate mainly within the UK, where BT is the largest communications services provider to the residential and business markets, supplying a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.
     BT Global Services provides a range of products and services, including communications, networked IT and consultancy services to address the needs of major corporations, governments and multi-site organisations.
     In April 2007, we announced a new structure which includes two new business units and is designed to enable us to deliver faster, more resilient and cost effective services to customers wherever they are. With effect from 1 July 2007, BT Design will be responsible for the design and development of the platforms, systems and processes which will support our services; BT Operate will be responsible for their deployment and operation. Around 20,000 BT employees – from design, operations, IT and networks – will move into these new units. We believe that these changes will keep BT ahead of the game.

Our strategy
Our strategy is to:

•	pursue profitable growth in new wave markets
•	defend our traditional business
•	transform our networks, systems and services for the twenty-first century
•	create long-term partnerships with our customers.

     The successful delivery of this strategy depends on the commitment of all BT people and our continued ability to manage their development and reward them.
     For the 2007 financial year, the KPIs (key performance indicators) against which we measured the success of our strategy were free cash flow (see Financing on page 20) and customer satisfaction (see Improving customer satisfaction and service on page 4).
     From the 2008 financial year, customer service replaces customer satisfaction as a KPI.

Pursue profitable growth in new wave markets
In the 2007 financial year, 36% of our revenue was from new wave activities – primarily networked IT services, broadband and mobility – up from 32% in the 2006 financial year.

Develop our networked IT services capability
Our networked IT services strategy is to reinforce BT’s position as a global player competing alongside the world’s best in selected markets. We continue to develop broader and deeper capabilities around the world. Our portfolio of services includes managed network services, systems integration, IP infrastructure, CRM (customer relationship management), security applications, managed mobility, hosting and outsourcing.

Broadband at the heart of BT
In the 2007 financial year, we continued our drive to enhance the awareness, availability and attractiveness of broadband. At 31 March 2007, we had 10.7 million broadband lines including LLU (local loop unbundling). In the highly competitive retail market, our market share of consumer and business DSL (digital subscriber line) and LLU broadband connections in the UK was 34%. With 3.7 million broadband connections including PlusNet, we are now the UK’s most popular broadband retailer (including cable).

Create convergent mobility solutions
In a convergent world, individuals and businesses increasingly need to connect and communicate wherever they happen to be, using whatever devices they choose, and we offer a range of mobility services in both the consumer and business markets.
     In the 2007 financial year, group mobility revenues were £294 million. The emphasis was increasingly on new services that give customers the best of fixed and the best of mobile communications, either combined in a single handset or bundled together in a compelling offer. At 31 March 2007, we had a total of 314,000 mobile connections in the UK (both GSM and our new intelligent fixed mobile service BT Fusion). In addition, we manage around 100,000 connections on behalf of large enterprise customers, the majority of which are outside the UK.
     The number of customer minutes on BT Openzone (our public wireless broadband service) grew by 60% in the 2007 financial year compared with the previous year.

Defend our traditional business
Although we continue to face challenges in our traditional markets as a result of competition, a shift in our customers’ buying patterns and a tough regulatory regime, we aim to defend our traditional business – mainly calls and lines – while offering customers new, next-generation services.
     Active voice customer (customers who generate voice revenue) losses in the 2007 financial year were the lowest for more than three years in spite of intense competition from other providers packaging calls with broadband. This reduced rate of loss was driven by a range of price reductions and by encouraging customers to sign up for our innovative pricing packages.

Transform our networks, systems and services for the twenty-first century
Our strategy is to build innovative and versatile networks that will be a platform for rapid delivery of new services and simultaneously transform the customer experience and enable us to operate ever

2	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Business review

more cost effectively. Our 21CN (twenty-first century network), for example, is helping to define communications networks for the future and we are investing in an innovative flexible systems infrastructure throughout BT.

Our UK network
BT has the most comprehensive fixed-line communications network in the UK, with around 5,600 exchanges, more than 700 local and 100 trunk processor units, more than 120 million kilometres of copper wire and more than 9 million kilometres of optical fibre, and the most extensive IP backbone network in the UK. The network services we provide include frame relay, ATM (asynchronous transfer mode) and IPVPN (internet protocol virtual private network).

Our global reach
We have one of the broadest IP-enabled networks in Europe and our network-based services extend to and across North and South America and the Asia Pacific region.
     As at 31 March 2007, our flagship MPLS (multi-protocol label switching) network service provided coverage and support to over 100 countries from more than 1,300 points of presence. Our MPLS revenue grew by 31% during the 2007 financial year to £556 million.
     Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week.

Create long-term partnerships with our customers
We believe that our relationships with our customers are key, particularly in a market experiencing major transformation. Understanding customers’ needs and responding to them flexibly, comprehensively and with insight is critical in helping to differentiate us from our competitors. That is why we aim to put the customer at the heart of everything we do – strengthening that relationship and building trust and delivering what we promise. This is encouraging customers to move from short-term contracts based on individual transactions, to longer-term arrangements under which they sign up for packages of services.

Outlook
Our performance underpins our confidence that we can continue to grow revenue and EBITDA before specific items over the coming year.
     We are confident in our ability to accelerate the strategic transformation of the business. We seek to maintain a solid investment grade credit rating and will continue to invest for the future.

Lines of business
BT Global Services
BT Global Services supplies managed services and solutions to multi-site organisations worldwide – our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We aim to provide them with networked IT services and a complete range of managed solutions. As well as local, national and international communications services together with higher-value broadband and internet products and services, BT Global Services also offer customers a comprehensive portfolio of networked IT services, focused around messaging and conferencing, Customer Relationship Management (CRM), convergence, outsourcing and security services. Consultancy services are also provided to help organisations understand network performance, operate their networks and applications efficiently and transform their business to gain advantage in the digital networked economy.

Openreach
Openreach is a new line of business created within BT following Ofcom’s strategic review of telecommunications. It was launched operationally on 21 January 2006 and was separately reported within BT’s results for the first time in the 2007 financial year. Openreach manages the ‘first mile’ of the UK access network on behalf of the telecommunications industry. It operates and delivers ubiquitous services on an open and even-handed basis, to any and all communications providers, including to BT’s own downstream divisions. It also strives not just to provide, maintain and repair the access infrastructure, but to continually improve both service and reliability.

BT Wholesale
BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators, internet and other service providers interconnecting with BT’s UK fixed line network. The customer base also includes BT’s other lines of business, BT Retail, BT Global Services and Openreach.

BT Retail
BT Retail is the line of business within BT that provides fixed line telephony services, equipment sales, rentals and other business voice products. BT Retail also provides new wave products and services such as networked IT services, broadband products, mobility products and BT Vision. In the small and medium size (SME) UK business market BT Business has developed packages and services that offer a simple and complete solution. The portfolio includes IP infrastructure – WAN/LAN and IP telephony and also Data Centre Services, Security, Applications and outsourcing. Other BT Retail businesses include BT Ireland, dabs.com, Directories and Payphones.

Transforming our costs
We remain focused on financial discipline and on delivering efficiency programmes to generate sustainable cost savings.
     We continue to benchmark ourselves against the best in the industry. In the 2007 financial year, efficiency programmes delivered savings of over £500 million, enabling us to invest in growing our new wave activities and increase our profits.
     A key area of focus has been enhancing the ways in which customers can deal with BT, simultaneously saving costs and improving customer service. Programmes have targeted the cost of failure by, for example, minimising the number of times a customer call is transferred before resolution and reducing the amount of call waiting time through better call routing.
     The number of transactions completed via bt.com rose by more than 90% in the 2007 financial year. And at 31 March 2007, we had over 2.8 million customers receiving e-bills – up 22% in the financial year – over 900,000 of whom do not receive a paper bill – a 90% increase on 31 March 2006.
     We have also been reducing the complexity of our systems and processes (see IT Support on page 8).
     Other programmes relate to innovative procurement and sourcing and we continue to look at ways of streamlining our organisation and eliminating duplication.
     We also continued to reduce overheads such as accommodation, using buildings more efficiently and introducing flexible working practices. In the 2007 financial year, we vacated around 40 buildings and installed an additional 1,300 flexible workstations which can be shared by multiple users.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2007	3

Improving customer satisfaction and service
Improving customer satisfaction remains a significant challenge – one that we need to rise to if we are to maintain long-term, mutually rewarding relationships with our customers. This is why our aim in the 2007 financial year was to increase the number of customers who are ‘very’ or ‘extremely’ satisfied with BT by 5%, at the same time as maintaining the improvements in customer dissatisfaction levels we had achieved in previous years.
     In the 2007 financial year, the average score for customers who were ‘very’ or ‘extremely’ satisfied was around 3% higher than in the 2006 financial year; levels of dissatisfaction remained the same.
     Understanding what drives satisfaction is crucial to delivering improvements that will sustain loyal relationships with our customers. During the 2007 financial year, for example, we recruited additional call centre staff and improved our repair and call handling performances. In addition, we launched a number of new services, products and pricing changes designed to improve customer perception of the value for money we offer and how we account manage our relationships with them.
     Much of our training and development activity remains focused on removing any barriers to the delivery of excellent customer service. Our core people engagement initiative, the ‘my customer’ programme, aims to enable all BT people to deliver great customer service through teamwork.
     Looking forward, we aim to drive further improvements through a relentless focus on customer service measures including ‘right first time’ (keeping our promises) and ‘cycle time’ (the speed at which we deliver service).

Regulation, competition and prices
BT operates in an increasingly competitive and dynamic commercial environment, both in the UK and around the world.
     The 2006 financial year saw the most significant change to the UK regulatory regime since BT was privatised when, in response to Ofcom’s strategic review of telecommunications, we proposed a number of legally-binding Undertakings under the Enterprise Act 2002 (the Enterprise Act). These Undertakings were accepted by Ofcom and came into force in September 2005. (See BT’s Undertakings under the Enterprise Act on page 5)
     The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry, with regulation focused on the bottleneck parts of the network, and over time rolled back elsewhere, to the benefit of consumers and others in the marketplace.
     This is mainly being achieved through Openreach’s operations – offering certain products and services to all communications providers in the same way – and through other widespread organisational and systems changes. Since the Undertakings came into force, we have made good progress in delivering our obligations. Other regulatory highlights in the 2007 financial year included achieving deregulation in wholesale international services markets, the ending of retail price controls and the ending of our pricing commitments on wholesale calls. Ofcom is currently carrying out a market review of the wholesale broadband access market and is expected to carry out three further market reviews in the 2008 financial year. (See Significant market power conditions).

Regulation in the UK
UK regulation is conducted within a framework determined by various EU (European Union) directives, regulations, and recommendations. This framework is currently under review by the European Commission and proposals for revised EU directives are expected towards the end of the 2007 calendar year, although they are unlikely to take effect in the UK before 2010.
     Our policy is to comply fully with the regulatory framework in which we operate, while competing fairly and vigorously within the rules.

Ofcom
The Office of Communications (Ofcom) was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire communications market. Its principal duties are to further the interests of citizens in relation to communications matters and to further the interests of consumers in relevant markets, where appropriate by promoting competition.
     Regulation takes the form of sets of conditions, mostly laid down by Ofcom under the Communications Act 2003 (Communications Act), and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers which are designated as having a USO (universal service obligation) or, following a review of relevant markets, are found to have SMP (significant market power) – which is aligned with the competition law concept of dominance.
     Other more general types of obligations are set out in the Communications Act.

Conditions applying to all providers of electronic communications networks or services
General conditions
The general conditions made by Ofcom under the Communications Act apply to all providers of electronic communications networks or services. Although these conditions are concerned primarily with consumer protection, they also address issues such as general access and interconnection obligations, standards, emergency planning and numbering. A separate condition regulates the provision of premium rate services.

Electronic Communications Code conditions
The Electronic Communications Code applies to communications providers authorised to carry out streetworks and similar activities for network provision. Its application is subject to conditions made by the Secretary of State for Trade and Industry.

Other general obligations
Other general types of obligations contained in the Communications Act include:

•	the payment of administrative charges (broadly the equivalent of licence fees under the old framework)
•	the provision of information to Ofcom when required.

Conditions applying to BT specifically
Universal service obligation conditions
BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider.
     The services covered by the USO are defined in an order issued by the Secretary of State for Trade and Industry. Our primary obligation is to provide a single narrowband connection to the fixed telephone network – which, in addition to voice services, must support functional internet access (dial-up) – to anyone who reasonably requests it.

Significant market power conditions
Ofcom is required by EU directives regularly to review relevant markets and to determine whether any communications provider has SMP in those markets. Where Ofcom finds that a provider has SMP in a market, it must impose such additional conditions as it

4	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Business review

considers appropriate, as specified in the Communications Act. These may include obligations to meet reasonable requests to supply certain services to other communications providers, not to discriminate unduly and to notify price changes and obligations relating to regulatory accounting. In some cases, extra obligations such as price controls have also been imposed.
     Following a number of market reviews by Ofcom, BT has been deemed to have SMP in certain fixed telecommunications markets, including all or parts of the markets for: fixed narrowband retail services, fixed narrowband wholesale exchange lines, call origination and conveyance, wholesale broadband access and wholesale local access.
     During the 2007 financial year, Ofcom determined that we no longer have SMP in any of the wholesale international services markets, and our pricing commitment on wholesale calls ended.
     Ofcom is currently conducting a market review of wholesale broadband access markets and is also planning to carry out market reviews of the leased lines market, and fixed narrowband wholesale services and fixed narrowband retail services, in the 2008 financial year.

BT’s Undertakings under the Enterprise Act
The key Undertakings given by BT are to:

•	establish Openreach
•	deliver equivalence of input for key wholesale products, and increased transparency for others
•	introduce new rules on access to, and sharing of, certain restricted information
•	restrict the exercise of influence by other parts of BT on the commercial policy of both Openreach and parts of BT Wholesale
•	ensure fair access and migration to our 21CN for other communications providers
•	publish and make available to all BT people a code of practice explaining what they must do to comply with the Undertakings
•	create an Equality of Access Board to monitor, report and advise on BT’s compliance with the Undertakings and the code of practice. The EAB was established on 1 November 2005. (The EAB Annual Report 2007 (which does not form part of this report) is available online at www.bt.com/eabreport).

     The Undertakings include a number of requirements – some have specific dates for delivery and others are ongoing. At 31 March 2007, we had met most of the relevant requirements with a few exceptions, two of which the EAB reported as “non-trivial”.

Competition
Competition and the UK economy
The growth of mobile telephony over the past decade has been a major factor in shaping the UK’s telecommunications landscape and VoIP has also taken off in the past two years. Mobile now accounts for around 41% of total UK voice minutes. The mobile and fixed-line markets are currently treated as separate and regulated differently.
     Market share was previously modelled using data from internal and external sources. For consistency with the external market and compliance with our equivalence obligations, we are reporting market shares based on the latest available information reported by Ofcom, which is for the period ended 30 September 2006.
     On this basis, BT’s share of the residential fixed-voice calls market (defined as including local, national and international minutes) declined to 53% for the quarter ended 30 September 2006, compared with 58% for the quarter ended 30 September 2005. CPS (carrier pre-selection) has been the main contributor to the loss of share in the fixed-voice market.
     BT had 38% of the market for business fixed-voice calls (including local, national and international) for the quarter ended 30 September 2006, compared with 39% for the quarter ended 30 September 2005. We supplied around 71% of exchange lines in the UK for the quarter ended 30 September 2006, compared with 78% for the quarter ended 30 September 2005, with cable operators being the primary alternative providers.

Competition law
In addition to communications industry-specific regulation, BT is subject to the competition law provisions of the Competition Act 1998 (the Competition Act) in the UK and of the European Community Treaty. Breach of UK or EU rules could lead to fines of up to 10% of a company’s worldwide revenue in its previous financial year and/or claims for damages in national courts. A company may also be ordered to cease an infringing activity. We are also subject to national competition rules in Europe and elsewhere.
     In 2004, Ofcom launched an investigation into allegations that BT had abused a dominant position in relation to its pricing of consumer broadband products. Ofcom sent BT three statements of objection to which we responded, arguing that our pricing does not amount to an abuse of dominance. Ofcom is expected to issue a decision in 2007.

Pricing regulation
Following a review in 2006 of retail price controls covering public-switched telephony services, Ofcom concluded that the retail price control which ended on 31 March 2006 would not be replaced. BT is therefore no longer subject to retail price controls on these services. Other services continue to be subject to price controls:

•
Network charge control: We operate under interconnection agreements with most other operators. Our charges for a range of interconnect services are controlled by Ofcom, under the NCC (network charge control) regime. These controls are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. Depending on the degree of competition, charges are cap-controlled each year by RPI minus X for services Ofcom considers unlikely to become competitive in the near future, and safeguard cap-controlled (ie no increases above RPI) for services likely to become competitive. (X is a number specific to a particular market, indicating the permitted change in controlled prices relative to the rate of inflation.) The current NCC period began on 1 October 2005 and will last until 30 September 2009.
BT must notify Ofcom and other operators if it intends to amend existing charges or offer new services.

•	Partial private circuit charge control: PPCs (partial private circuits) are leased lines that BT sells to other network operators. On 1 October 2004, Ofcom introduced a PPC charge control to replace the annual determinations previously carried out by Oftel. The control is a four-year, three-part RPI-X formula covering low and high bandwidth services and equipment.

Ofcom is planning to carry out a review of the financial framework of Openreach, which will include looking at pricing and costs. The review will start during 2007.

Non-UK regulation
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2007	5

European Union
Regulation in each country within the EU is conducted within the regulatory framework determined by EU directives, regulations and recommendations. The manner and speed with which directives have been implemented vary from country to country and national regulators are working together in the European Regulators Group to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies.
     BT does not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries.
     Following the European Commission’s formal investigation into the way the UK Government set BT’s property rates and those paid by Kingston Communications, and whether the Government complied with European Community Treaty rules on state aid, the Commission concluded that no such state aid had been granted. The Commission’s decision has now been appealed, but we continue to believe that any allegation of state aid is groundless, and that the appeal will not succeed.

Rest of the world
The vast majority of the markets in which we operate around the world are regulated, and in most of these we have to meet certain conditions and obtain licences or other authorisations. The degree to which these markets are liberalised varies widely. Our ability to compete fully in some countries is therefore constrained.
     We continue to press incumbent operators and their national regulatory authorities around the world (including the EU) for cost-related wholesale access to their networks where appropriate.

Other significant changes and issues
Wholesale broadband pricing
We have had discussions with Ofcom about how we might ensure price-related protection for broadband consumers in parts of the UK where wholesale broadband competition is less likely to develop in the next few years. The aim is to balance our need to be competitive in the wholesale broadband market while recognising that emerging LLU operators require a period of stability in order to establish a sustainable business. As a result, we have agreed a series of detailed ceiling and floor pricing commitments for certain mass market wholesale broadband products – BT IPStream and the proposed Wholesale Broadband Connect service. The commitment on price floors expires on 1 July 2009, and on 31 December 2010 for price ceilings.

Funds for liabilities
Under the terms of the Electronic Communications Code, an electronic communications provider with apparatus on or in the public highway is required to make financial provision to cover any damage caused by work it carries out, and for the removal of its network in the event of liquidation or bankruptcy.
     The conditions require the company to provide Ofcom annually with a certificate that, in the opinion of its board of directors, it has fulfilled its obligations to ensure the availability of the required funds. This has been done by BT.

Relationship with HM Government
The UK Government, collectively, is our largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described below, the commercial relationship between BT as a supplier and the UK Government as customer has been on a normal customer and supplier basis.
     We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act require all providers of public telephone networks and/or publicly available telephone services, including BT, at the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. The Civil Contingencies Act 2004 contains provisions enabling obligations to be imposed on providers of public electronic communications networks, including BT, in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interest of national security and international relations.

Legal proceedings
BT does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunications system) auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. We have concluded that it would not be appropriate to make a provision in respect of any such claim.

Resources
Corporate reputation and brand strength
BT has a strong, integrated brand that is widely recognised both in the UK and around the world. According to global branding organisation, Superbrands, BT has the 4th strongest brand in the UK, up from 21st a year ago. Superbrands, which publishes a list of the leading 500 brands in the UK, judges companies on quality, reliability and distinction.
     Our brand helps to shape our relationships with all our stakeholders, including shareholders, customers, suppliers and employees. It is vital that they all have a clear understanding of what BT stands for, and that all their interactions with us contribute to a consistently positive image of BT.
     As a vital asset, the BT brand needs to be developed, protected and managed with the same rigour that we bring to other assets, both tangible and intangible. And as the world and the markets in which we operate change, so our brand needs to reflect this, becoming more confident, dynamic and forward looking.
     Our vision for BT is to be dedicated to helping customers thrive in a changing world.
     Our mission is to be the leader in delivering converged networked services.
     By ensuring that the services we offer customers are consistently focused on meeting their needs, straightforward and easy to use, we will help those customers succeed in their business and personal lives.
     Our brand values are: trustworthy, helpful, inspiring, straightforward and heart. These values are implicit in our new advertising strap line – Bringing it all together – which captures both what we can do for customers (helping them make the most of the possibilities of converged communications) and our commitment to acting as a single BT team.

6	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Business review

Motivating our people and living the BT values
At 31 March 2007, BT employed 106,204 people worldwide – 101,701 in Europe, the Middle East and Africa; 3,688 in the Americas; and 815 in the Asia Pacific region. Our commitment to meeting our customers’ needs means that every one of these employees has opportunities to develop innovative solutions, generate new business, drive efficiencies and experience personal growth.
     Our aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves. Only by living our values will we deliver our strategy, keep our promises to our customers, seize new opportunities in new markets and maximise the return from our traditional business.

Motivating leaders
The quality of leadership in BT is key to the successful delivery of our strategy for transformation and growth. We are focused on ensuring that leaders at all levels understand what is expected of them, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers.
     We have, for example, rigorously defined the capabilities we expect our leaders to exhibit and have introduced a 360 degree feedback tool to help them measure their performance. In the 2007 financial year, we conducted extensive research into the capabilities of our leaders to support focused investment in their development.

Engaging and motivating our people
Our annual employee attitude survey was conducted most recently in February 2007 and attracted a 74% response rate (over 78,000 responses). The survey generates around 5,000 feedback reports for managers and their teams across the business, helping to promote effective team working.
     Employees are kept informed about our business through a wide range of communications channels, including our online news service, bi-monthly newspaper, regular e-mail bulletins and senior management webchats and webcast briefings.
     We have a record of stable industrial relations and enjoy generally constructive relationships with recognised unions in the UK and works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the Communication Workers Union and Connect. We hold regular meetings between management, employee trade union representatives and other groups of employees in order to ensure that their views are taken into account in any decisions affecting employees’ interests. We also operate a pan-European works council (the BTECC). Our Chief Executive and other senior executives have regular meetings with the BTECC and other employee representatives.

Rewarding and recognising achievement
We continued to provide our employees with opportunities to acquire a stake in the company. Under the BT Employee Share Investment Plan (ESIP), BT can provide free shares to employees and employees can buy shares in BT from their pre-tax salaries.
     In the 2007 financial year, £25 million was allocated to provide free shares to employees under the ESIP. Employees outside the UK received the same award of shares where practicable; otherwise, they will receive cash equivalent to the value of the shares. This allocation of profits was linked to the achievement of corporate performance measures determined by the Board. From the 2008 financial year, the award of free shares under the ESIP will be replaced by free BT Total Broadband Option 3 for all BT employees in the UK.
     Employees can also buy shares at a discount under our savings-related share option plan.
     More than 93% of eligible employees participate in one or more of these plans.

Learning now and in the future
We believe that people, particularly at the start of their careers, will increasingly want to work for companies that commit to the long-term development of their employees.
     Our successful company-wide re-accreditation to Investors in People in February 2005, first achieved in 1998, demonstrates our continuing commitment to the effective alignment of our communications, training and development with our business strategy.
     We have created a learning governance model to ensure our learning and development objectives and practice align with the key strategic objectives of the business. Senior learning and development representatives form the Learning Council, a body which provides strategic and operational guidance for the whole of BT to ensure that all learning and development activity is co-ordinated across all lines of business.
     R2L (Route2Learn), our web-based, group-wide learning portal, is evidence of our continuing investment in lifelong learning and education for all BT people. Providing all BT employees with an extensive range of learning programmes and facilities, it is one of the largest corporate learning management systems in Europe.
     In the 2007 financial year, R2L delivered over 310,000 online and 21,400 instructor-led completed courses.

Embedding flexibility and diversity
The changing nature of the markets in which we operate, our focus on cost leadership and our investment in new services all shape our permanent workforce.
     In the UK during the 2007 financial year, 6,391 people joined BT (2006: more than 6,600), natural attrition was running at 4% (2006: 3%) and 2,151 people left BT under our voluntary leaver package (2006: 2,169).
     The ability to support flexibility and agile working practices is a key benefit of many of the products and services we offer customers and is fundamental to our own employment practices. Agile working is well established in our UK operations – where around 10,400 employees work from home – and is increasingly important in our global operations. In Budapest, for example, the introduction of flexible working arrangements eliminated the need to acquire additional office space.
     We continue to work to create an inclusive working environment in which employees can thrive regardless of their race, sex, religion/beliefs, disability, marital or civil partnerships status, age, sexual orientation, gender identity, gender expression or caring responsibilities.

Pensions
Most of our employees are members of the BT Pension Scheme (a defined benefit scheme) or the BT Retirement Plan (a money purchase scheme), both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of new employees are eligible to join the BT Retirement Plan. (See Pensions in the Financial review on page 22)

Health and safety
The health and safety of our people is of paramount importance and we continue to seek improvements by focusing on behavioural change. In the 2007 financial year, we concentrated our health promotion activities on mental well-being – impaired mental health

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is our single greatest cause of lost time and productivity. Our sickness absence rate rose slightly in the year, in line with the CBI average – 2.43% of calendar days were lost – but is 22% lower than four years ago. During the 2007 financial year, we reduced our accident rate by 10% to 2.4 lost time incidents per million working hours at 31 March 2007.

Research and development
The GCTO (Group Chief Technology Office) sets and drives the open innovation and technology strategy for BT. GCTO includes a global technology intelligence scouting unit, teams focused on innovative new wave service opportunities, an innovation strategy and media team, strategic technology analysis units, a network and systems architecture team and leading research and venturing facilities in Adastral Park (England), Malaysia and the USA.
     In the 2007 financial year, we invested £1,119 million in R&D (research and development) to support our drive for innovation. This investment comprised capitalised software development costs of £741 million and R&D operating costs of £378 million. This compares with £870 million in the 2006 financial year, which comprised £544 million of capitalised software development costs and £326 million of R&D operating costs.
     We continue to focus our innovation work on key areas which support our business and technology strategies, filing patent applications for 162 new inventions in the 2007 financial year and maintaining a total worldwide portfolio of 8,150 patents and applications.
     We have successfully launched eight innovative, independent start-up companies through the corporate venturing partnership unit New Venture Partners, in which we are a limited partner. Two further propositions are currently in incubation. These start-ups generate value by launching innovative solutions as high-technology businesses in the global marketplace.

IT support
Our dedicated IT professionals have a strong track record in the development and delivery of systems and solutions and in managing a secure and resilient infrastructure. In addition to the work for 21CN, significant systems development effort in the 2007 financial year was focused on providing support for Openreach’s operations. Specifically, our IT teams delivered the EMP (equivalence management platform) that is helping Openreach to serve its customers.
     During the financial year, we continued the radical rationalisation of the BT systems estate through our One IT programme, which aims to deliver year-on-year reductions in base costs at the same time as improving speed to market and enhancing the customer experience. In particular, the resources of the One IT programme – people, processes and technology – are focused on ensuring that customers have rapid access to the products and services they want.
     By eliminating duplication and outmoded systems, we have closed down around 700 IT systems in BT in the past two financial years, just over 500 of them in the 2007 financial year alone.
     We have invested in a three-year plan to develop an innovative and flexible systems architecture for BT, based on ‘re-usable capabilities’, and able to support a wide range of applications. In the first year of the programme, we launched around 60 core components of this new architecture.
     During the 2007 financial year, around 3,000 of our IT professionals moved to customer-facing roles working with BT Global Services, 2,500 people received a range of skills training to help meet future demand, bringing the two-year total to 7,500. In addition, we set up nine ‘professional communities’ – an industry-wide, best practice way of organising professionals according to their skills in order to maximise organisational effectiveness and contribute to individual development.

Property
At 31 March 2007, we occupied approximately 6,500 properties in the UK and approximately 1,500 properties in the rest of the world.
     The majority of these UK properties are owned by – and leased back from – the Telereal Group, which is part of the William Pears Group.
     These properties mainly house exchange equipment and are needed as part of our continuing activities. Other, general purpose, properties consist chiefly of offices, depots and computer centres.
     We anticipate that our changing working patterns will continue to reduce property costs.

Our commitment to society
Corporate social responsibility
Managing social, ethical and environmental issues in a way that grows shareholder value, builds our brand and helps us and our customers become more sustainable is very important to us.
     More detailed information about our social, ethical and environmental performance is available in our independently verified 2007 Sustainability Report at www.bt.com/betterworld.
     We invest significant resources in our CSR programmes and it is vital that we continue to be forward looking and responsible in our everyday operations and maintain our reputation for excellence. For a number of years we have measured the link between customer satisfaction and CSR performance. Customers who believe that BT takes its responsibility to society seriously are 49% more likely to be ‘very’ or ‘extremely’ satisfied with BT.
     During the 2007 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the sixth year in a row. (The Dow Jones Sustainability Indexes rank companies for their success in managing social, ethical and environmental issues for competitive advantage.) We also hold the Queen’s Award for Enterprise in recognition of our contribution to sustainable development, and in the 2006/07 Business in the Community Corporate Responsibility, Environment and Community indexes, BT is one of only four companies out of 100 to score over 95% on all six dimensions. We were also named for the first time as the leading corporate organisation for sustainability reporting in a survey published by SustainAbility, in association with UNEP (United Nations Environment Programme) and Standard & Poor’s.

CSR Strategy
During the 2007 financial year, the implementation of our revised CSR strategy, which was discussed and agreed by the Board, was a top priority. There are four key strands to this strategy: maintaining current momentum, tackling climate change, enabling sustainable economic growth and enabling a more inclusive society – all issues to which we believe we can make a positive contribution.

CSR Risks
For a number of years we have maintained a CSR risk register. During the 2007 financial year, we continued to develop our knowledge and understanding of our CSR risks. Our most significant CSR risks continue to be:

•	breach of the code of business ethics
•	climate change
•	diversity
•	health and safety
•	outsourcing
•	privacy
•	supply chain working conditions.

8	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Business review

Each of these risks has an owner and a mitigation strategy in place. These risks are not regarded as material in relation to the group and consequently are not included in Group risk factors.

CSR opportunities
The increasing importance of sustainability issues both inside and outside BT is leading to a much greater focus on the opportunities that CSR provides as well as the risks that need to be managed. This is not only in relation to building competitive advantage by growing our brand and reputation for CSR, but also in terms of commercial marketplace opportunities.
     We believe that ICT has a positive role to play as part of the solution as individuals and organisations look for more sustainable ways of communicating, working, and living.
     We are planning to offer our business customers a carbon audit which will measure their carbon footprint and explore ways in which the use of ICT can reduce greenhouse gas emissions. Products such as remote working and teleconferencing, for example, play an important part in creating sustainable businesses.

Group risk factors
In common with all businesses, BT is affected by a number of risk factors, not all of which are wholly within our control. Although many of the risk factors influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks but it is not intended to be an extensive analysis of all risks affecting the business. Some risks may be unknown to us and other risks, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
     They should also be considered in connection with the Cautionary statement regarding forward-looking statements on page 106.

Regulatory controls
If our activities are subject to significant price and other regulatory controls, our market share, competitive position and future profitability may be affected.
     Most of BT’s wholesale fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to our competitors. In recent years, the effect of these controls has been to cause us to reduce our prices. We cannot assure our shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that we may offer in the future), nor extend the services which we have to provide to our competitors. These controls may adversely affect our market share, the severity of competition and our future profitability. In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings under the Enterprise Act 2002. These Undertakings were accepted by Ofcom and came into force in September 2005. In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts or issue a direction. Third parties who suffer losses as a result of the breach may also take action against BT in the courts for damages. The timescales for achievement of a number of the milestones in the Undertakings are very challenging. Further details on the regulatory framework in which BT operates can be found in Regulation, competition and prices on page 4.

Competition in UK fixed-network services
We face strong competition in UK fixed-network services. Ofcom considers that we have significant market power in various parts of the UK fixed telecommunications market. In these areas Ofcom can enforce obligations to meet reasonable requests to supply services to other communications providers, not to discriminate unduly, to notify price changes and in some cases it can also impose extra obligations such as price controls.
     Ofcom has promoted competition in the fixed-network area by measures including local loop unbundling, carrier pre-selection (making it easier for BT customers to route some or all of their calls over our competitors’ networks) and the introduction of wholesale access products.
     Reduction in our share of the fixed-network market may lead to a fall in our revenue and an adverse effect on profitability. Unlike our competitors, we continue to be obliged by the current regulatory regime to provide certain services to customers in the UK, whether or not such provision of service is economic.
     There is also competition for voice and data traffic volumes between fixed-network operators and those operators offering VoIP and mobile services.
     The impact of all these factors may be to accelerate the diversion of our more profitable customers without being able to reduce our costs commensurately, which may cause adverse effects on our business, results of operations, financial condition and prospects.

Technological advances
Our continued success depends on our ability to exploit new technology rapidly.
     We operate in an industry with a recent history of rapid technological changes and we expect this to continue – new technologies and products will emerge, and existing technologies and products will develop further.
     We need continually to exploit next-generation technologies in order to develop our existing and future services and products.
     However, we cannot predict the actual impact of these future technological changes on our business or our ability to provide competitive services.
     For example, there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network and of calls being routed over the internet in place of the traditional switched network.
     If these trends accelerate, our fixed-network assets may be used uneconomically and our investment in these assets may not be recovered through profits on fixed-network calls and line rentals.
     The complexity of the 21CN programme, and the risk that our major suppliers fail to meet their obligations, may result in delays to the delivery of expected benefits. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling revenue.

Transformation strategy
Our strategy for transformation includes the targeting of significant growth in new wave business areas. This may result in changes to our products, services, markets and culture. If this transformation strategy is unsuccessful there is a risk that future revenue and profitability will decline.
     In particular, we have targeted significant growth in new business areas, such as networked IT services, broadband and mobility. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that we will meet our growth targets in these areas, with a consequential impact on future revenue and profitability.

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We have announced a new organisational structure to help deliver faster, more resilient and more cost-effective services to all our customers wherever they are. Failure to complete this programme of organisational change may reduce our competitiveness, with a consequential impact on our future revenues and profitability.

Major contracts
Our business may be adversely affected if we fail to perform on major contracts.
     We have entered into a number of complex and high-value networked IT services contracts with customers. Our pricing, cost and profitability estimates for major contracts generally include anticipated long-term cost savings that we expect to achieve over the life of the contract.
     These estimates are based on our best judgement of the efficiencies we plan to deploy. Any increased costs, delays or failures to achieve the anticipated savings could make these contracts less profitable or loss making, adversely impacting our profit margins.
     In some cases, our products and services incorporate software or system requirements from other suppliers or service providers. Our ability to meet our commitments in a timely manner may depend on the ability of these suppliers and service providers to meet their obligations. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.

Networks and systems failures
Our business depends on our ability to transfer substantial volumes of data speedily and without interruption. Any significant failure or interruption of such data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations, including the deployment of 21CN. We have a business continuity strategy in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may result in a material loss and there can be no assurance that material adverse events will not occur.

Pensions
Declining investment returns and longer life expectancy may result in the cost of funding BT’s defined benefit pension scheme becoming a significant burden on our financial resources.
     As a result of the triennial actuarial valuation of the BTPS at 31 December 2005, BT agreed to make annual deficiency payments of £280 million over ten years. The first three instalments have been paid up front with £520 million paid in the 2007 financial year and a further £320 million was paid in April 2007.
     The results of future scheme valuations will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.

10	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Business review

REPORT OF THE DIRECTORS
FINANCIAL REVIEW

Please see cautionary statement regarding forward-looking statements on page 106.

Introduction
The financial results for the 2007 and 2006 financial years reflect the continued strong growth in new wave services as we drive value from transforming the business. Our results reflect the continuing transformation of our business operations and markets in an environment where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group’s performance benefited from the growth in new wave activities, such as networked IT services and broadband, and our continued cost efficiency programmes. Our global networked IT services business has grown and our global capabilities have been strengthened by the successful acquisitions of INS and Counterpane in the 2007 financial year and Radianz and Atlanet in the 2006 financial year. The acquisitions of PlusNet and dabs.com in the 2007 financial year have also strengthened our online sales and service capabilities as well as helping us to provide our customers with the most that broadband can offer.
     In this Financial review the commentary is focused principally on the trading results of the group before specific items, a non GAAP measure. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review. The directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value.
     Specific items are therefore analysed and discussed separately from the line of business results in this Financial review.
     The following table shows the summarised income statement and includes a reconciliation of the key financial performance measures before and after specific items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

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FINANCIAL REVIEW

Summarised group income statement	2007	2006
Year ended 31 March	£m	£m

Revenue	20,223	19,514
Other operating income[a]	233	227
Operating costs[a]	(17,908)	(17,238)

Operating profit:
Before specific items	2,720	2,641
Specific items	(172)	(138)
	2,548	2,503
Net finance income:
Finance expense before specific items	(2,618)	(2,746)
Finance income before specific items	3,365	3,261
Specific items	139	–
	886	515
Share of post tax profits (losses) of associates and joint ventures:
Before specific items	15	16
Specific items	–	–
	15	16
Profit on disposal of associates and joint ventures:
Before specific items	–	–
Specific items	22	1
	22	1

Profit before taxation:
Before specific items	3,482	3,172
Specific items	(11)	(137)
	3,471	3,035
Taxation:
Before specific items	(907)	(833)
Specific items	979	41
	72	(792)

Profit for the year:
Before specific items	2,575	2,339
Specific items	968	(96)
	3,543	2,243

Attributable to:
Equity shareholders	3,541	2,242
Minority interests	2	1

a	Includes specific items

12	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Financial review

Group results
Strong growth in new wave revenue continued and at £7,374 million new wave revenue was 17%, higher than the 2006 financial year. New wave revenue represented 36% of revenue in the 2007 financial year compared to 32% in the 2006 financial year. New wave revenue is mainly generated from networked IT services, broadband and mobility.
     In the 2007 financial year, the growth in new wave revenue of 17% more than offset the 3% decline in traditional revenue to £12,849 million. The continued decline in traditional revenue reflects regulatory intervention, competition and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and IPVPN.
     Given the nature of our new wave activities and their relative immaturity, the profit margins generated from these activities are currently lower than those from the group’s mature traditional products and service offerings. The adverse impact on the group’s overall profitability has been mitigated by the overall growth in revenues and our cost efficiency programmes which achieved savings of over £500 million in the 2007 financial year. We expect to continue to pursue profitable growth in new wave markets, defend our traditional business and generate sustainable cost savings.
     The table below analyses revenue by customer segment. Major corporate includes the external revenue of BT Global Services’ major corporate customers. Business includes the external revenue of BT Retail from SME (small and medium sized enterprises) customers. Consumer includes the external revenue of BT Retail from consumer customers. Wholesale includes the external revenue of Openreach, BT Wholesale and BT Global Services’ global carrier business.

	2007 £m	2006 £m

Revenue by customer segment
Major corporate	7,244	6,880
Business	2,353	2,324
Consumer	5,124	5,296
Wholesale	5,485	4,996
Other	17	18

	20,223	19,514

Major corporate (UK and international) revenue increased by 5% to £7,244 million in the 2007 financial year driven by the growth in new wave revenue. This reflects the continued migration from traditional voice only services to networked IT services contracts and broadband. New wave revenue increased by 9% to £4,433 million and represented 61% of all major corporate revenue compared to 59% in the 2006 financial year. Networked IT services contract wins in the 2007 financial year were £5.2 billion. We believe these wins in the 2007 financial year, combined with the £5.4 billion of contracts won in the 2006 financial year, are building the foundation for future revenue growth as we increase the level of networked IT services provided to major corporate customers.
     Revenue from Business (smaller and medium sized enterprise) customers in the 2007 financial year increased by 1% to £2,353 million, which compares with a decline of 5% in the 2006 financial year. This improvement reflects the continued focus on innovative pricing plans and propositions that are designed to deliver value to our customer base by bringing together IT, broadband and communication services. New wave revenue in this segment increased by 24% to £677 million driven mainly by the 20% growth during the year in the number of BT Business Broadband customers to 579,000 at 31 March 2007. The expansion of the BT Business Plan portfolio continued during the year with the number of locations increasing by 16% to 598,000, offsetting some of the decline in traditional revenue.
     Consumer revenue in the 2007 financial year was 3% lower at £5,124 million, which compares with a 5% decline in the 2006 financial year. New wave consumer revenue increased by 34% to £858 million, driven primarily by growth in broadband. Residential broadband connections increased by 32% to 2,758,000 at 31 March 2007. Traditional consumer revenue declined by 8% in the year, reflecting the shift towards new wave products.
     After a period of sustained growth the proportion of consumer revenue under contract was 68% (2006 – 67%) as a result of the reductions in package prices made during the year. There are now 15.1 million BT Together customers, with more than 3 million customers choosing higher value packages, BT Together Options 2 and 3. The underlying 12 months rolling average revenue per customer household (net of mobile termination charges) of £262 in the 2007 financial year was 4% higher than the 2006 financial year. Increased penetration of broadband and the growth of value added propositions have more than offset the lower call revenues.
     Wholesale (UK and global carrier) revenue in the 2007 financial year increased by 10% to £5,485 million driven by WLR and LLU. New wave revenue increased by 36% driven by the continuing growth in broadband. Global carrier revenue decreased by 3% in the 2007 financial year.
     In the UK, BT had 10.7 million wholesale broadband DSL and LLU connections, including 1.9 million LLU lines, at 31 March 2007, an increase of 2.6 million connections in the year.
     Group operating costs before specific items increased by 4% to £17,739 million in the 2007 financial year. Our cost efficiency programmes achieved savings of over £500 million in the 2007 financial year which enabled us to invest in growing our new wave activities and increase our profits. Total operating costs of £17,908 million, including specific items, increased by 4% compared to the 2006 financial year.
     Staff costs excluding leaver costs, increased by £241 million to £5,068 million in the 2007 financial year, due to the additional staff required to grow the networked IT services business and to service increased levels of activity in the network. Leaver costs of £147 million in the 2007 financial year compared to £133 million in the 2006 financial year. Payments to other telecommunications operators in the 2007 financial year were £4,162 million, an increase of 3% mainly reflecting the impact of higher volumes. Other operating costs before specific items in the 2007 financial year increased by 5% to £6,160 million. This reflects the cost of investing in new wave activities and supporting new networked IT services contracts.
     BT’s share of associates’ and joint ventures’ post tax profit before specific items was £15 million in the 2007 financial year, compared with profits of £16 million in the 2006 financial year.
     Net finance income before specific items was £747 million for the 2007 financial year, an improvement of £232 million against the 2006 financial year. This improvement was due to a number of factors including the net finance income associated with the group’s defined benefit pension obligation of £420 million, which was £166 million higher than the 2006 financial year. The repayment of maturing debt in the 2006 financial year has also improved net finance income in the 2007 financial year. There was a gain of £27 million in the 2006 financial year on redemption of the group’s US dollar convertible bond.
     The above factors resulted in the group achieving a profit before specific items and taxation of £3,482 million in the 2007 financial year, an increase of 10%. The improvement in the 2007 financial year reflects revenue growth, cost efficiency savings and lower net finance expenses.

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The taxation expense on the profit before specific items for the 2007 financial year was £907 million, an effective rate of 26.1% compared to 26.3% in the 2006 financial year. The effective tax rate reflects the continued focus on tax efficiency within the group.

Line of business results for 2007 and 2006
The following section provides a summary of the operating results of the group for the 2007 and 2006 financial years in relation to each line of business.

Impact of openreach on segmental disclosure
Prior to the 2007 financial year, the group was organised into three primary segments; BT Global Services, BT Retail and BT Wholesale. On 22 September 2005, BT entered into the Undertakings with Ofcom as a result of which BT was required to establish a new line of business and primary segment called Openreach. Openreach was launched operationally on 21 January 2006 and is separately reported within BT’s results for the first time in the 2007 financial year.
     In accordance with the timetable set out in the Undertakings, the group was required to facilitate the reporting of Openreach as a separate line of business by the end of July 2006. This was achieved and discrete financial information has been presented to senior management on the new business structure with respect to periods from 1 April 2006 onwards.
     The results for the 2006 financial year have been restated to reflect the separate reporting of Openreach as a new business segment. These restatements also reflect the impact of the new internal trading arrangements which have been implemented due to the creation of Openreach.
     There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are based on market prices, whilst for other products and services the transfer prices are agreed between the relevant lines of business on an arm’s length basis.
     The table below analyses the trading relationships between each of the lines of business for the 2007 financial year. The majority of the internal trading is Openreach selling calls, access lines, broadband connections and other network products to BT Wholesale, BT Retail and BT Global Services. This trading relationship also reflects the pass through of termination charges on other telecommunication operators’ networks and the sale of wholesale broadband ISP products. BT Retail also trades with BT Wholesale, selling apparatus, operator assistance and directory enquiries services and conferencing for onward sale to other telecommunication operators. BT Global Services’ revenue with BT Retail mainly reflects the sales of BT Global Services’ products in the UK. BT Global Services trades with BT Wholesale mainly for use of the IP/ATM network, International Direct Dial traffic and certain dial IP arrangements. BT Wholesale’s revenue with BT Global Services reflects the use of the UK network infrastructure for BT Global Services’ products.

	Internal cost recorded by

	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by:
BT Global Services	–	596	988	13	42	1,639
BT Retail	156	–	177	71	13	417
BT Wholesale	1,115	1,105	–	1,307	–	3,527
Openreach	441	2,517	1,499	–	35	4,492

Total	1,712	4,218	2,664	1,391	90	10,075

The line of business results are presented and discussed before specific items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Specific items are discussed separately in a group context in this Financial review.
     In addition to measuring financial performance of the lines of business based on the operating profit before specific items, management also measure the operating financial performance of the lines of business based upon the EBITDA before specific items. EBITDA is defined as the group profit (loss) before depreciation, amortisation, finance expense and taxation. This is a non GAAP measure and therefore may not be directly comparable to the EBITDA of other companies, as they may define it differently. EBITDA excludes finance expense, taxation, depreciation and amortisation, the latter two being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.
     EBITDA before specific items is considered to be a useful measure of the group’s operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes significant one off or unusual items which have little predictive value. EBITDA is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments. A reconciliation of EBITDA before specific items to group operating profit (loss) by line of business and for the group is provided in the table below across pages 14 to 15. Trends in EBITDA before specific items are discussed for each line of business in the following commentary.

Line of business summary

	Revenue			Operating profit (loss)[a]			Specific items

	2007 £m	2006 £m	[b]	2007 £m	2006 £m	[b]	2007 £m	2006 £m	[b]

BT Global Services	9,106	8,772		293	288
BT Retail	8,414	8,507		674	569
BT Wholesale	7,584	7,343		724	759
Openreach	5,177	5,142		1,177	1,183
Other	17	18		(320)	(296)		172	138
Intra-group	(10,075)	(10,268)		–	–

Group totals	20,223	19,514		2,548	2,503		172	138

a	A reconciliation from total operating profit to profit after tax (net income) is given on page 12.
b	Restated to reflect the creation of Openreach.

14	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Financial review

BT Global Services	2007	2006	[a]
	£m	£m

Revenue	9,106	8,772
EBITDA	968	926
Operating profit	293	288
Capital expenditure	695	702

a	Restated to reflect the creation of Openreach.

BT Global Services supplies managed services and solutions to multi-site organisations worldwide – our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We aim to provide them with networked IT services and a complete range of managed solutions.
     Our extensive global communications network and strong partnerships enable us to serve customers in the key commercial centres around the world using a combination of direct sales and services capabilities and strategic partners.
     As well as local, national and international communications services together with higher-value broadband and internet products and services, BT Global Services also offer customers a comprehensive portfolio of networked IT services, focused around messaging and conferencing, customer relationship management (CRM), convergence, outsourcing and security services. Consultancy services are also provided to help organisations understand network performance, operate their networks and applications efficiently and transform their business to gain advantage in the digital networked economy.
     In the 2007 financial year, BT Global Services revenue was £9,106 million, 4% higher than the 2006 financial year. Revenue arising from services provided outside the UK continued to increase during the 2007 financial year, further supporting BT’s transformation into a global networked IT services company serving multi-site organisations.
     New wave revenue grew in the 2007 financial year driven primarily by networked IT services contracts, which generated revenue of £4,048 million in the 2007 financial year, an increase of 8%. Networked IT services contract wins were £5.2 billion in the 2007 financial year. We believe that these wins, coupled with the £5.4 billion contracts won in the 2006 financial year continue to build the foundation for future revenue growth.
     New wave revenue growth in BT Global Services is underpinned by the strong order intake for networked IT services contracts over recent years. Many of these contracts are transformational for our customers and extend over a number of years, often five years or more. Whilst we expect new wave profitability will improve and the profits generated from traditional products and services will decline, our continued cost efficiency programmes should underpin the overall growth in profitability.
     Traditional external revenue, which includes the global carrier business as well as voice and data revenue from major corporates, declined by £40 million compared to the 2006 financial year to £3,161 million. This reflects the migration to IVPNs sold to major corporate customers in the UK and further reductions in dial IP due to broadband substitution in the UK. However, the decline in traditional revenue was partly offset by a 31% increase in Multi Protocol Label Switching (MPLS) revenue which exceeded £556 million.
     The increase in new wave revenue, together with lower network and sales, general and administrative costs, has resulted in an increase in EBITDA in the 2007 financial year of 5% to £968 million. Driving the cost reductions are initiatives such as the sourcing of roles globally and the streamlining of customer processes. Leaver costs of £52 million were incurred in the 2007 financial year, compared with £49 million in the 2006 financial year. Depreciation and amortisation costs were £37 million higher compared to the 2006 financial year, reflecting the increased investment in our global infrastructure and bringing NHS London assets into use. Together these factors have contributed to an increase in operating profit of 2% to £293 million.
     Capital expenditure for the 2007 financial year was £695 million, broadly flat compared with the 2006 financial year reflecting the continued investment in global infrastructure to expand our global reach capabilities and support our customers.

BT Retail	2007	2006	[a]
	£m	£m

Revenue	8,414	8,507
Gross margin	2,350	2,229
Sales, general and administration costs	1,481	1,491
EBITDA	845	716
Operating profit	674	569
Capital expenditure	166	153

a	Restated to reflect the creation of Openreach.

BT Retail’s results reflect the strategic shift towards growing new wave products and services while defending traditional revenue streams. Revenue from networked IT services, broadband products and other new wave services all increased, whilst traditional revenue was successfully defended through changes in pricing structure, the introduction of packages that benefit frequent and high value users and marketing campaigns aimed at delivering key customer service promises. Following the relaxation of the regulatory environment, we introduced our biggest ever cuts to all inclusive call packages. In the consumer market the prices of BT Together Options 2 and 3 were reduced by almost one third. As at 31 March 2007, 15.1 million consumer customers were on BT Together packages. In the small and medium size (SME) UK business market the focus remains on placing customers on

Operating profit (loss) before specific items			Depreciation			Amortisation of intangible assets			EBITDA before specific items

2007	2006	[b]	2007	2006	[b]	2007	2006	[b]	2007	2006	[b]
£m	£m		£m	£m		£m	£m		£m	£m

293	288		494	555		181	83		968	926	BT Global Services
674	569		128	120		43	27		845	716	BT Retail
724	759		1,102	1,008		96	94		1,922	1,861	BT Wholesale
1,177	1,183		663	770		44	30		1,884	1,983	Openreach
(148)	(158)		149	181		20	16		21	39	Other
–	–		–	–		–	–		–	–	Intra-group

2,720	2,641		2,536	2,634		384	250		5,640	5,525	Group totals

a	Restated to reflect the creation of Openreach.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2007	15

commitment packages whereby lower call prices are received for annual committed spend. By 31 March 2007 there were 598,000 Business Plan sites, up 16% in the year. Cost transformation programmes continued to successfully reduce the cost base of the traditional business, allowing investment in new wave products and services.
     BT Retail’s revenue declined by 1% in the 2007 financial year to £8,414 million, an improvement on 2006. Growth in new wave revenue of 31% in the 2007 financial year continued to reduce our dependence on traditional revenue. This decline was driven by substitution to new wave services and competition. Revenue for the two years is summarised as follows:

	2007	2006
	£m	£m

BT Retail revenue
Traditional	6,630	7,143
Networked IT services	375	363
Broadband	946	730
Mobility and other	463	271
New wave	1,784	1,364

Total	8,414	8,507

Traditional revenue comprises calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales, rentals and other voice products. Traditional revenue was 7% lower in the 2007 financial year driven by high levels of migration to broadband which is reflected in a 15% fall in dial up minutes over the year, a reduction in the overall fixed to fixed calls market and general competitive pressure.
     New wave revenue grew by 31% to £1,784 million in the 2007 financial year, driven primarily by broadband, networked IT services and other new wave services. New wave revenue comprised 21% of BT Retail’s revenue in the 2007 financial year compared to 16% in the 2006 financial year.
     Broadband revenue grew by 30% to £946 million in the 2007 financial year. The growth of broadband continues to accelerate with net additions of 796,000 connections, a 30% market share of total broadband DSL net additions. In addition the acquisition of PlusNet in January 2007 added 195,000 connections at 31 March 2007 giving BT 3,659,000 retail broadband connections, overtaking Virgin Media to become the UK’s leading broadband provider by market share. Broadband is increasingly critical to the success of SMEs and BT Business broadband revenue continues to grow.
     Revenue from networked IT services at £375 million increased by 3% in the 2007 financial year, despite the closure of the Home Computing business following the removal of the tax relief available to our customers under this Government backed initiative. Excluding Home Computing, the underlying growth in networked IT services was 15% in the 2007 financial year. As SMEs become increasingly aware of the benefits they can achieve by converging their voice and data into one network, BT Business has responded by developing tools, packages and services that offer a simple and complete solution. The portfolio includes IP infrastructure – WAN/LAN and IP telephony and also Data Centre Services, Security, Applications and outsourcing. We launched BT Business One Plan which combines fixed, mobile and broadband communications in October 2006 and over 18,000 plans had been sold as at 31 March 2007.
     Mobility and other new wave revenues grew to £463 million from £271 million in the 2007 financial year, driven by the acquisition of dabs.com and advertising revenues from Payphones and Directories. Revenue from dabs.com, an internet and IT retailer acquired by the group in April 2006, increased by 18% since acquisition despite a very competitive PC market. We have moved from focusing on pure mobile to converged services and bundles of products. In January 2007 we launched BT Fusion Wi-Fi handsets and we have recently set up Wi-Fi zones in 12 UK city centres and are already seeing a significant increase in local authority support to expand further with mobility applications and services that will benefit businesses, consumers and community services. BT Openzone, our public wireless broadband service, grew usage by 60% compared to the 2006 financial year.
     BT Retail’s future new wave growth will come predominantly from the mass market roll out of broadband, converged services, BT Vision and networked IT services to SME customers. New sales are generally bundled with free or subsidised hardware and include upfront investment in marketing and customer acquisitions. During the initial stages of roll-out profitability is impacted by these costs. Within BT Retail the potential impact of growing new wave revenue on reported profitability has been more than offset by the defence of more profitable traditional revenues, through the combination of service and value and cost management programmes.
     BT Retail’s gross margin percentage increased by 1.7 percentage points in the 2007 financial year reflecting an increased focus on margin management.
     Gross margin is revenue less costs directly attributable to the provision of the products and services reflected in revenue in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyses its costs in this manner for management purposes in common with other retail organisations and it has set target savings for selling, general and administration expenses.
     Cost transformation programmes in the 2007 financial year generated selling, general and administration cost savings of £223 million. These savings were driven by cost reduction programmes focused on elimination of failure, channel effectiveness, overheads and removal of inefficiencies and duplication. The majority of these initiatives were targeted at people related costs, with significant savings in billing, IT operations and other support functions. These savings allowed the business to invest in new wave activities such as BT Vision and dabs.com.
     BT Retail’s EBITDA increased by 18% to £845 million in the 2007 financial year, a significant improvement compared to last year. The benefits from the investment in new products and value added services have contributed to an improved EBITDA performance in the current year. This was also reflected in the 18% improvement in operating profit to £674 million in the 2007 financial year.
     Capital expenditure for the 2007 financial year was 8% higher at £166 million due to extra expenditure on implementation of the systems development required under the Undertakings.

BT Wholesale	2007	2006	[a]
	£m	£m

Revenue	7,584	7,343
Gross variable profit	3,736	3,623
EBITDA	1,922	1,861
Operating profit	724	759
Capital expenditure	1,017	975

a	Restated to reflect the creation of Openreach.

BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators,

16	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Financial review

internet and other service providers interconnecting with BT’s UK fixed line network. The customer base also includes BT’s other lines of business, BT Retail, BT Global Services and Openreach. A significant amount of BT Wholesale’s revenue is internal (2007: 47%, 2006: 47%).
     In the 2007 financial year, revenue totalled £7,584 million, an increase of 3%. External revenue increased by 4% to £4,057 million in the 2007 financial year. The increase reflects particularly strong growth in new wave revenues, mainly broadband.
     External revenue from traditional products remained flat in the 2007 financial year at £2,960 million. The performance in traditional businesses was mainly driven by growth in transit revenues, offset by continued migration from lower bandwidth products to less expensive alternatives such as PPCs and broadband. Substitution to broadband has resulted in the continued declining trend in Flat Rate Internet Access Call Origination revenues, which have more than halved to £9 million in the 2007 financial year.
     New wave revenue, including broadband and managed services, grew by 17% to £1,097 million in the 2007 financial year with broadband revenue growing by 26% year on year. Wholesale broadband connections, including LLU lines, increased to 10.7 million at 31 March 2007, an increase of 2.6 million compared to the prior year.
     Internal revenue increased by 3% to £3,527 million in the 2007 financial year. The growth was driven mainly by increased broadband sales through internal channels. This was offset by the impact of lower volumes of calls and private circuits, and lower regulatory prices being reflected in internal charges.
     The profit margins generated by certain new wave activities are currently lower than those from BT Wholesale’s traditional product and service offerings. Any negative impact in Wholesale’s overall profitability has been offset by the overall growth in revenues and our cost efficiency programmes which achieved savings of over £80 million in the 2007 financial year. We expect to continue to pursue profitable growth in new wave markets, defend our traditional business and generate sustainable cost savings.
     Gross variable profit increased by 3% to £3,736 million in the 2007 financial year reflecting volume changes and changes in the mix towards more profitable products.
     In the 2007 financial year, network, selling, general and administration costs, excluding leaver costs, were 3% higher at £1,775 million. Leaver costs were £39 million in the 2007 financial year, compared with £31 million in the 2006 financial year. Activity levels in the network, mainly driven by broadband and LLU volumes, have increased. In addition, there has been increased 21CN related activity in the 2007 financial year. The financial impact of this increased activity has been mitigated by a series of cost reduction programmes focusing on efficiency, discretionary cost management and process improvements.
     EBITDA at £1,922 million in the 2007 financial year was 3% higher. EBITDA margins were maintained at 25% across both financial years.
     Depreciation and amortisation increased by 9% in the 2007 financial year to £1,198 million, due to the shortening of the useful economic lives of legacy transmission assets to be replaced by 21CN assets.
     Operating profit at £724 million decreased by 5% in the 2007 financial year mainly as a result of the increase in depreciation. The operating profit margin remained flat year on year at 10%.
     Capital expenditure on property, plant and equipment and computer software at £1,017 million increased by 4% in the 2007 financial year. This reflects increased capital expenditure to prepare for the 21CN and investment in new systems to ensure compliance with the Undertakings. Investment in legacy network technologies continues to be lower year on year as the 21CN activity expands and legacy networks are replaced.

Openreach	2007	2006
	£m	£m

Revenue	5,177	5,142
EBITDA	1,884	1,983
Operating profit	1,177	1,183
Capital expenditure	1,108	1,038

Openreach is a new line of business created within BT following Ofcom’s strategic review of telecommunications. It was launched operationally on 21 January 2006 and was separately reported within BT’s results for the first time in the 2007 financial year. Openreach manages the ‘first mile’ of the UK access network on behalf of the telecommunications industry. It operates and delivers ubiquitous services on an open and even-handed basis, to any and all communications providers, including to BT’s own downstream divisions. It also strives not just to provide, maintain and repair the access infrastructure, but to continually improve both service and reliability.
     In the 2007 financial year, revenue totalled £5,177 million, an increase of 1%. This increase is despite £170 million of regulatory price cuts on WLR and LLU made in March 2005 and August 2006.
     External revenue increased by 115% to £685 million in the 2007 financial year. This reflects the strong growth of the broadband market and active competition among communications providers. External LLU lines were 1.9 million at 31 March 2007, an increase of 1.6 million in the year. External WLR lines and channels have increased by 1.4 million to 4.2 million at 31 March 2007.
     Revenue from other BT lines of businesses decreased by 7% to £4,492 million in the 2007 financial year. This reduction is mainly driven by the WLR regulatory price reductions and the shift of the WLR volumes from other BT lines of businesses to external communications providers.
     In the 2007 financial year, operating costs, excluding leaver costs, were 4% higher at £3,289 million. Activity levels in the network, driven by broadband and LLU volumes, have increased in 2007 along with the investment in improving service levels. There have also been new ongoing infrastructure costs of supporting Openreach and the Equivalent Management Platform (EMP) which enables Openreach to manage all communication providers’ orders, both external and from other BT lines of business, on an equivalent basis. These increases have been partially offset by cost efficiencies made within the business. The investment in service and equivalence has resulted in the headcount increasing by around 2,000 in the year to 33,265.
     EBITDA at £1,884 million in the 2007 financial year was 5% lower as a result of the higher operating costs. This includes leaver costs of £4 million in the 2007 financial year an increase of £1 million.
     Depreciation and amortisation was £707 million in the 2007 financial year, 12% lower than 2006. The decrease which is mainly driven by the extension to the asset life of copper and duct consistent with Ofcom’s review, partially offset increased LLU depreciation.
     Operating profit at £1,177 million in the 2007 financial year was broadly flat year on year, with operating profit margins level at 23% for both years.
     Capital expenditure on property, plant and equipment and computer software was £1,108 million, an increase of 7% in the 2007 financial year. This reflects significant investment in new systems to ensure compliance with the Undertakings and increased spend to meet LLU demand.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2007	17

Other operating income
Other operating income increased by £6 million to £233 million in the 2007 financial year.

Operating costs
Total operating costs before specific items increased by 4% in the 2007 financial year to £17,739 million which is in line with the 4% increase in revenues. Our cost efficiency programmes achieved savings of over £500 million in the 2007 financial year which enabled us to invest in further growth of our new wave activities.
     As a percentage of revenue, operating costs, excluding specific items, were 88% in the 2007 financial year (2006: 88%). Net specific item operating costs amount to £169 million and £138 million in the 2007 and 2006 financial years, respectively. These specific costs are considered separately in the discussion which follows.

	2007	2006
	£m	£m

Operating costs:
Staff costs	5,215	4,960
Own work capitalised	(718)	(674)
Depreciation	2,536	2,634
Amortisation	384	250
Payments to telecommunications operators	4,162	4,045
Other operating costs	6,160	5,885

Total operating costs before specific items	17,739	17,100
Specific items	169	138

Total operating costs	17,908	17,238

In the 2007 financial year, the number of staff employed increased by 1,800 to 106,200, compared with increases of 2,300 and 2,200 in the 2006 and 2005 financial years. The increases have been mainly due to the additional staff required to service networked IT contracts, increased levels of network activity and in the 2007 financial year, the investment in service and meeting the Undertakings.
     Early leaver costs of £147 million were incurred in the 2007 financial year, compared with £133 million in the 2006 financial year. This reflects the group’s continued focus on improving operational efficiencies. The group’s pension expense for 2007 was £643 million, an increase of £40 million from the 2006 financial year.
     The increase in headcount, pay rates and pension costs have contributed to a 5% increase in staff costs which were £5,215 million in the 2007 financial year. The increase in pension costs in the 2007 financial year included the adverse impact of using longer life expectancy assumptions.
     The depreciation and amortisation charge increased by 1% in the 2007 financial year to £2,920 million.
     Payments to other telecommunications operators increased by 3% in the 2007 financial year to £4,162 million, due to increased volumes.
     Other operating costs before specific items increased by 5% in the 2007 financial year to £6,160 million. This reflects not only the cost of supporting new networked IT services contracts, but also increased levels of activity in the network and investment in service levels. Other operating costs include the maintenance and support of our networks, accommodation, sales and marketing costs, research and development and general overheads.

Specific items
Specific items for the 2007 and 2006 financial years are shown in the table below.

	2007	2006
	£m	£m

Operating costs:
Property rationalisation costs	64	68
Write off of circuit inventory and working capital balances	65	–
Creation of Openreach	30	70
Costs associated with the settlement of open tax years	10	–

	169	138
Other operating income:
Net loss on sale of group undertakings	5	–
Profit on sale of non current asset investments	(2)	–

	3	–
Finance income:
Interest on settlement of open tax years	(139)	–

Associates and joint ventures:
Profit on sale of joint venture	–	(1)
Profit on sale of associate	(22)	–
Impairment of assets in joint ventures	–	–

Total specific items loss (profit) before tax	11	137
Tax credit in respect of settlement of open tax years	(938)	–
Tax credit on specific items	(41)	(41)

Total specific items (profit) loss after tax	(968)	96

In the 2007 financial year, specific operating costs included £64 million of property rationalisation charges in relation to the group’s provincial property portfolio. A further £30 million was recognised for the incremental costs associated with the creation of Openreach and complying with the Undertakings agreed with Ofcom. A charge of £65 million was recognised as a result of a review of circuit inventory and other working capital balances. During the year, the group agreed the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05 with HM Revenue and Customs. The total impact of this settlement was a net credit of £1,067 million comprising a tax credit of £938 million representing those elements of the tax charges previously recognised which were in excess of the final agreed liability, interest income of £139 million and operating costs of £10 million representing the costs associated with reaching this agreement. The group also disposed of 6% of its equity interest in its associate Tech Mahindra Limited resulting in a profit on disposal of £22 million. In addition, the group disposed of a number of non core businesses in the 2007 financial year, resulting in a total loss on disposal of £5 million. This principally comprised a loss on disposal of £7 million relating to the sale of satellite broadcast assets.
     In the 2006 financial year specific operating costs included £68 million of property rationalisation charges in relation to the group’s provincial property portfolio. In addition, a provision of £70 million was recognised relating to the incremental and directly attributable costs to create Openreach arising from the Undertakings agreed with Ofcom.

Operating profit
In the 2007 financial year, operating profit before specific items of £2,720 million was 3% higher than the 2006 financial year. The increase in the 2007 financial year reflects the revenue growth of 4% offset by increased operating costs, described above.
     Total operating profit after specific items for the 2007 financial year was £2,548 million compared to £2,503 million in the 2006 financial year.

18	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Financial review

Net finance income

	2007 £m	2006 £m

Interest on borrowings	742	922
Loss arising on derivatives not in a designated hedge relationship	4	8
Interest on pension scheme liabilities	1,872	1,816

Total finance expense	2,618	2,746
Income from listed investments	(7)	(44)
Interest income on loan to parent company	(994)	(993)
Other interest and similar income	(72)	(154)
Expected return on pension scheme assets	(2,292)	(2,070)

Total finance income	(3,365)	(3,261)

Net finance income before specific items	(747)	(515)
Specific items	(139)	–

Net finance income	(886)	(515)

In the 2007 financial year, the net finance income before specific items of £747 million was £232 million higher than the 2006 financial year. The net finance income associated with the group’s defined benefit pension obligation of £420 million was £166 million higher than the 2006 financial year, as a result of the increase in the value of the scheme assets over the period. The interest on pension scheme liabilities and expected return on pension scheme assets for the 2007 financial year reflects the IAS 19 assumptions and valuation as at 31 March 2006.
     Interest on borrowings of £742 million in the 2007 financial year was £180 million lower than the 2006 financial year. The reduction mainly reflects the reduction in gross debt through the repayment of bonds on maturity, in particular the 2005 dollar bond and 2006 euro bond. Interest income arising from listed investments and other interest and similar income of £79 million in the 2007 financial year was £119 million lower than the 2006 financial year. The reduction in interest income mainly reflects the lower level of investment holdings following their utilisation to fund bond maturities. The 2006 financial year included a gain of £27 million on the redemption of the group’s US dollar convertible 2008 bond.

Associates and joint ventures
The results of associates and joint ventures before specific items are shown below:

	2007 £m	2006 £m

Share of post tax profit of associates and joint ventures	15	16

The group’s share of post tax profits from associates and joint ventures, before specific items, was a profit of £15 million in the 2007 financial year. This compares with a profit of £16 million in the 2006 financial year.
     The principal contributor to profit before taxation in the 2007 financial year was the group’s associate, Tech Mahindra, which contributed £21 million (2006: £13 million). In the 2006 financial year the joint venture LG Telecom in Korea also contributed a profit of £7 million.

Profit before taxation
The group’s profit before taxation for the 2007 financial year was £3,471 million, compared with profits of £3,035 million in the 2006 financial year.
     The group’s profit before taxation before specific items for the 2007 financial year was £3,482 million, compared with £3,172 million in the 2006 financial year. Operating profit was maintained in line with the increase in revenue, with the improvement in profit before taxation mainly due to an increase in net finance income.

Taxation
The tax credit for the 2007 financial year was a net credit of £72 million and comprised a charge of £907 million on the profit before taxation and specific items, offset by a tax credit of £41 million on certain specific items and a further specific items tax credit of £938 million arising from the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05.
     The tax charge on the profit before taxation and specific items was at an effective rate of 26.1% compared with 26.3% in the 2006 financial year.
     The tax charge for the 2006 financial year was £792 million and comprised a charge of £833 million on the profit before taxation and specific items, offset by a tax credit of £41 million on certain specific items.

Dividends
Dividends paid in the 2007 financial year to the parent company, BT Group Investments Limited, were £2,330 million (2006: £2,553 million) and have been presented as a deduction in shareholders’ equity.

Business transformation
In April 2007, we announced a new structure that will deliver faster, more resilient and cost effective services to customers wherever they are. With effect from 1 July 2007, BT Design will be responsible for the design and development of the platforms, systems and processes, which will support our services; BT Operate will be responsible for their deployment and operation. Around 20,000 employees – from design, operations, IT and networks – will move into these new units. We estimate that the reorganisation and transformation activities will result in restructuring costs of around £450 million which is expected to generate a payback within two to three years. These activities will include developing new processes and systems, re-skilling and leaver costs which will be accommodated within existing policies and by voluntary means. We expect the majority of these costs to be incurred in the 2008 financial year and to be classified as a specific item in our 2008 results.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2007	19

Financing
Summarised cash flow statement

	2007 £m	2006 £m

Cash flow from operations	5,620	7,180
Income taxes paid	(35)	(390)

Net cash inflow from operating activities	5,585	6,790
Net purchases of property, plant and equipment and computer software	(3,209)	(2,874)
Net acquisition of subsidiaries, associates and joint ventures	(237)	(167)
Net sale of current and non current asset investments	258	3,220
Dividends received from associates and joint ventures	6	1
Interest received	498	185

Net cash (used) received in investing activities	(2,684)	365
Net repayment of borrowings and intragroup funding	(486)	(2,946)
Equity dividends paid	(2,330)	(2,553)
Dividends paid to minority interests	(3)	–
Repurchase of shares	(2)	–
Interest paid	(797)	(1,086)

Net cash used in financing activities	(3,618)	(6,585)

Effect of exchange rates on cash and cash equivalents	(37)	–
Net (decrease) increase in cash and cash equivalents	(754)	570

(Increase) decrease in net debt resulting from cash flows	(492)	296

The cash inflow from operations of £5,620 million in the 2007 financial year compares with £7,180 million in the 2006 financial year. The reduction of £1,560 million in the 2007 financial year is mainly due to the pension deficiency payment of £520 million in the 2007 financial year (2006: £54 million) and lower working capital inflows. Net tax paid in the 2007 financial year was £35 million compared with £390 million in the 2006 financial year. The reduction in net tax payments in the 2007 financial year mainly reflects the initial net cash receipt in relation to the settlement of £376 million from HM Revenue and Customs discussed in the specific items section of this Financial review.
     Net cash outflow from investing activities of £2,684 million in the 2007 financial year compared with a net cash inflow of £365 million in the 2006 financial year. The 2006 financial year includes a net cash inflow of £3,220 million on the sale of investments, which was used to partly fund the repayment of maturing debt in the 2006 financial year, compared to a net cash inflow of £258 million from the sale of investments in the 2007 financial year. Net cash outflow for the purchase of property, plant and equipment and computer software was £3,209 million, compared to £2,874 million in the 2006 financial year. The increase in the 2007 financial year reflects the preparations for 21CN and the systems development required under the Undertakings agreed with Ofcom. The net cash outflow for acquisitions in the 2007 financial year totalled £237 million and mainly related to the acquisition of INS, PlusNet, dabs.com and Counterpane. In the 2006 financial year the net cash outflow for acquisitions was £167 million and mainly related to the acquisitions of Radianz and Atlanet. Interest received was £498 million in the 2007 financial year compared to £185 million in the 2006 financial year. The interest receipts in the 2007 financial year include an initial cash settlement of £74 million from HM Revenue and Customs discussed in the specific items section of this Financial Review. Excluding this receipt, interest received was £239 million higher than the 2006 financial year reflecting the settlement of interest on intragroup loans.
     Net cash outflow from financing activities of £3,618 million in the 2007 financial year compares with £6,585 million in the 2006 financial year. In the 2007 financial year the full and part maturity of notes and leases resulted in a cash outflow of £1,085 million mainly offset by the net issue of commercial paper and increases in intercompany loans amounting to £588 million. Included in the 2006 financial year net cash outflow is a repayment of £4,432 million for maturing debt. In addition, the group raised new sterling floating rate borrowing of £1,000 million and issued commercial paper raising net proceeds of £464 million. Equity dividends paid in the 2007 financial year were £2,330 million compared with £2,553 million in the 2006 financial year. Interest paid in the 2007 financial year was £797 million compared to £1,086 million in the 2006 financial year. The reduction in the 2007 financial year mainly reflects the impact of debt maturities noted above.
     At 31 March 2007, net debt was £8,210 million, compared with £7,558 million at 31 March 2006.
     Net debt consists of loans and other borrowings (current and non current) less current asset investments and cash equivalents. Loans and other borrowings are measured as the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition the gross balances are adjusted to take account of netting arrangements.
     Net debt is a non GAAP measure since it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non current), current asset investments and cash and cash equivalents which is reconciled to net debt in note 9 to the consolidated financial statements. In 2001, the consolidated net debt of the ultimate parent company, BT Group plc, was £27.9 billion and as part of the group’s transformation strategy the group went through a major restructuring to reduce the level of net debt and improve the group’s financial strength. Therefore management believe it is both useful and necessary to continue to disclose net debt as it is a key measure against which the group’s performance against its strategy is measured. Management believe it is a measure of net indebtedness that provides an indicator of our overall balance sheet strength and also facilitates an evaluation of the group’s cash position and indebtedness in a single performance measure. There are material limitations in the use of non GAAP measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure. The group’s definition of net debt may not be comparable to similarly titled measures used by other companies.

20	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Financial review

	2007 £m	2006 £m

Reconciliation of free cash flow
Net cash inflow from operating activities	5,585	6,790
Net purchase of property, plant and equipment and computer software	(3,209)	(2,874)
Net sale (purchase) of non current asset investments	(3)	(1)
Dividends from associates	6	1
Interest received	498	185
Interest paid	(797)	(1,086)

Free cash flow	2,080	3,015

The components of free cash flow, which is a non GAAP measure, are presented in the table above and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure.
     Management believe it is both useful and necessary to disclose free cash flow as it is one of the group’s key performance indicators with which the group’s performance against the group’s strategy is measured. Whilst free cash flow is primarily a liquidity measure, management also believe that it is an important indicator of overall operational performance of the group as it reflects the cash generated from operations after reflecting capital expenditure and financing costs, which are both significant ongoing cash outflows associated with investing in infrastructure and financing operations. In addition, free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, acquisitions and disposals and repayment of debt. There are material limitations in the use of non GAAP measures and management’s use of the term free cash flow does not mean that this is a measure of the funds that are available for distribution to shareholders. The group’s definition of free cash flow may not be comparable to similarly titled measures used by other companies.
     Free cash flow was £2,080 million in the 2007 financial year, compared to £3,015 million in the 2006 financial year.
     The reduction in free cash flow in the 2007 financial year compared to the 2006 financial year was mainly due to the pension deficiency payment of £520 million, lower working capital inflows and an increase in net expenditure of property, plant, equipment and software of £335 million, offset by lower income taxes paid following the initial cash receipt in relation to the settlement of £376 million from HM Revenue and Customs and lower net interest paid of £602 million. Interest receipts include an initial cash settlement of £74 million from HM Revenue and Customs and interest received on intercompany loans.

Treasury policy
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities.
     We have set out further details on this topic in note 33 to the consolidated financial statements.

Off-balance sheet arrangements
As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
     Operating leases (note 26)
     Capital commitments and guarantees (note 26)

Capital resources
During the period under review the group has increased its level of net debt to £8.2 billion at 31 March 2007 compared with £7.6 billion at 31 March 2006 (based on BT’s definition of net debt as set out in note 9 to the consolidated financial statements).
     The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.
     There has been no significant change in the financial or trading position of the group since 31 March 2007.
     The following table sets out the group’s contractual obligations and commitments as they fall due for payment, as at 31 March 2007.

	Payments due by period

Contractual obligations and commitments	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	More than 5 years £m

Loans and other borrowings	8,312	2,190	637	2,239	3,246
Finance lease obligations	567	303	33	23	208
Operating lease obligations	9,557	479	882	829	7,367
Pension deficiency obligations	2,280	320	280	560	1,120
Capital commitments	779	616	118	29	16

Total	21,495	3,908	1,950	3,680	11,957

At 31 March 2007, the group had cash, cash equivalents and current asset investments of £1,061 million. At that date, £2,350 million of debt fell due for repayment in the 2008 financial year. The group had unused short-term bank facilities, amounting to approximately £3,535 million at 31 March 2007. These resources will allow the group to settle its obligations as they fall due.

Financial risk management
Most of the group’s current revenue is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings, which totalled £5.4 billion at 31 March 2007, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on any imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2007 to fall by less than £220 million, with an insignificant effect on the group’s profits. This compares to a fall of less than £150 million for the year ended 31 March 2006.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2007	21

The majority of the group’s long-term borrowings have been, and are, subject to sterling fixed interest rates after applying the impact of hedging instruments. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. The group had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion at 31 March 2007 and 31 March 2006.
     The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants providing that if the BT group credit rating were downgraded below A3 in the case of Moody’s or below A minus in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In July 2006, S&P downgraded BT’s credit rating to BBB plus, which will increase BT’s annual finance expense by approximately £11 million in the 2008 financial year. Moody’s currently apply a credit rating of Baa1 on BT following a downgrade in May 2001. Based upon the total amount of debt of £4.4 billion outstanding on these instruments at 31 March 2007, BT’s annual finance expense would increase by approximately £22 million if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/BBB plus. If BT’s credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category the annual finance expense would be reduced by approximately £22 million.
     Based upon the composition of financial instruments at 31 March 2007, a one percentage point increase in interest rates would increase the group’s annual net finance income by around £180 million, which is consistent with the 2006 financial year.
     The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where the group has a legal right of set off and the ability and intention to settle net, the relevant asset and liabilities are netted within the balance sheet. The group seeks collateral or other security where it is considered necessary.
     The group ensures its liquidity is maintained by entering into long and short term financial instruments to support operational and other funding requirements. The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Requirements of group companies for operating finance are met whenever possible from central resources. The group manages liquidity risk by maintaining adequate committed borrowing facilities. Refinancing risk is managed by limiting the amount of borrowing that matures within any specific period.
     The group has limited exposure to equity securities price risk on investments held by the group.

Capital expenditure
Capital expenditure on property, plant and equipment and computer software (excluding the movement on capital accruals) totalled £3,247 million in the 2007 financial year compared with £3,142 million in the 2006 financial year. Capital expenditure is expected to remain at around £3.2 billion in the 2008 financial year as the group continues to invest in its 21CN programme.
     Of the capital expenditure, £296 million was in Europe, outside of the UK, the Americas and Asia Pacific in the 2007 financial year, compared to £270 million in the 2006 financial year.
     Contracts placed for ongoing capital expenditure totalled £779 million at 31 March 2007. 21CN is being developed using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

Acquisitions
The total amount invested in acquisitions in the 2007 financial year, net of cash acquired, was £268 million, relating primarily to the acquisitions of INS and PlusNet. Goodwill arising on acquisitions made in the year was £282 million.
     The acquisition of INS completed in February 2007, for a total consideration of £133 million. Net of deferred consideration and cash acquired, the net cash outflow was £129 million. The provisional fair value of INS’s net assets at the date of acquisition was £12 million, giving rise to goodwill of £121 million.
     The acquisition of PlusNet completed in January 2007, for a total consideration of £66 million. Net of consideration outstanding at 31 March 2007 and cash acquired, the net cash outflow was £59 million. The provisional fair value of PlusNet’s net assets at the date of acquisition was £9 million, giving rise to goodwill of £57 million.
     Other acquisitions made in the year included primarily dabs.com, Counterpane LLC and I3IT Limited. The total consideration in respect of these acquisitions was £144 million, and goodwill of £104 million has been recognised.
     The total amount invested in the 2006 financial year was £165 million mainly due to the acquisitions of Radianz and Atlanet.

Balance sheet
Net assets at 31 March 2007, amounted to £22,364 million compared to £20,080 million at 31 March 2006, with the increase of £2,284 million mainly due to the retained profits for the year of £3,541 million, actuarial gains of £1,409 million and gains of cashflow hedges of £163 million offset by dividends paid of £2,330 million and tax of £404 million on items taken directly to equity.
     BT’s non current assets totalled £18,559 million at 31 March 2007, of which £14,997 million related to property, plant and equipment, principally forming the UK fixed network. At 31 March 2006, non current assets were £18,663 million, of which £15,222 million related to property, plant and equipment.
     British Telecommunications plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had profit and loss reserves of £7,402 million at 31 March 2007 compared with £5,370 million at 31 March 2006.

Pensions
The group’s total pension operating charges for the 2007 and 2006 financial years were £643 million and £603 million, respectively. This includes £594 million and £552 million, respectively, in relation to the BTPS, the group’s main defined benefit scheme. The increase in the pension charge in the 2007 financial year includes

22	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Financial review

the effect of increased life expectancy assumptions and pay inflation.
     Detailed pensions disclosures are provided in note 28 in the consolidated financial statements. At 31 March 2007 the IAS 19 accounting deficit was £0.3 billion, net of tax, being a £1.5 billion reduction from £1.8 billion at 31 March 2006. The reduction reflects the increase in value of equity investments during the year and the increase in the AA bond rates used to discount the future liabilities.
     The number of retired members and other current beneficiaries in the BTPS pension fund has been increasing in recent years. Consequently, BT’s future pension costs and contributions will depend on the investment returns of the pension fund and life expectancy of members and could fluctuate in the medium term.
     The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which is to provide benefits based on the employees’ and the employing company’s contributions. This change is in line with the practice increasingly adopted by major UK groups and is designed to be more flexible for employees and enable the group to determine its pension costs more precisely than is the case for defined benefit schemes.
     The most recently completed triennial actuarial valuation of the BTPS, performed by the BTPS independent actuary for the trustees of the scheme, was carried out as at 31 December 2005. This valuation showed the fund to be in deficit to an amount of £3.4 billion. Assets of the fund of £34.4 billion at that date covered 90.9% of the fund’s liabilities. The previous valuation was carried out as at 31 December 2002 which showed the fund was in deficit by £2.1 billion. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis, the funding valuation would have shown a surplus. The market value of the equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid in the three years ended 31 December 2005. However, longer life expectancy assumptions and a lower discount rate used to calculate the present value of the liabilities, meant the deficit had not improved by the same amount.
     As a result of the triennial valuation the group agreed to increase its contribution rate to 19.5% of pensionable pay, of which 6% is payable by employees, from 1 January 2007. In addition, the group will make deficiency payments equivalent to £280 million per annum for ten years. The first three instalments were paid upfront with £520 million paid in the 2007 financial year and a further £320 million paid in April 2007. This compares to the previous contribution rate of 18.2%, of which 6% was payable by employees, and annual deficiency payments of £232 million that were agreed as a result of the 2002 funding valuation.

Geographical information
In the 2007 financial year, approximately 85% of the group’s revenue was generated by operations in the UK, compared with 87% in 2006 financial year. The group’s operating profits have been derived from its UK operations with losses being incurred outside the UK in the each of the last three financial years.

CRITICAL ACCOUNTING POLICIES
The group’s principal accounting policies are set out on pages 29 to 36 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2007 financial statements.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing asset lives of property, plant and equipment for depreciation purposes, assessing the stage of completion and likely outcome under long term contracts, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current and deferred tax liabilities. Details of critical accounting estimates and key judgements are provided in the accounting policies on pages 34 to 35.

US GAAP
The group’s net income for the three financial years ended 31 March 2007 and shareholders’ equity at 31 March 2007 and 2006 under US Generally Accepted Accounting Principles (US GAAP) are shown in the United States Generally Accepted Accounting Principles in note 35. Differences between IFRS and US GAAP include the treatment of leasing transactions, pension costs, redundancy costs, deferred taxation, capitalisation of interest and financial instruments.

US GAAP developments
In February 2006, the FASB issued SFAS No 155, ‘Accounting for Certain Hybrid Instruments – an amendment to FASB statements No 133 and 140’ (“FAS 155”), that amends SFAS No 133, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ (“FAS 133”). This statement resolves issues addressed in FAS 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitised Financial Assets’. The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Additionally it clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133. FAS 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Also FAS 155 amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for BT for all financial instruments acquired or issued after 31 March 2007. The group does not expect this to have a material impact on the consolidated financial statements.
     In March 2006 the FASB issued SFAS No 156, ‘Accounting for Servicing of Financial Assets: an amendment of FASB No 140’ (“FAS 156”) that amends SFAS No 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities’ (“FAS 140”) with respect to the accounting for separately recognised servicing assets and servicing liabilities. FAS 156 is effective for BT from 1 April 2007. The group does not anticipate that the adoption of this new statement at the required effective date will have a material impact on the consolidated financial statements.
     In September 2006, the FASB issued SFAS No 157, ‘Fair Value Measurements’ (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. FAS 157 applies for the group’s financial year beginning 1 April 2008. The group is currently evaluating the

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2007	23

impact, if any, that the adoption of FAS 157 will have on the consolidated financial statements.
     In February 2007, the FASB issued SFAS No 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (“FAS 159”). FAS 159 permits entities to choose to measure, on an item by item basis, specified financial instruments and certain other items at fair value. Unrealised gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. FAS 159 is effective for the 2009 financial year, the provisions of which are required to be applied prospectively. The group is currently evaluating the impact, if any, that the adoption of FAS 159 will have on the consolidated financial statements.
     In July 2006, the FASB issued Interpretation No 48 ‘Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No 109’ (“FIN 48”). FIN 48 requires tax benefits from uncertain positions to be recognised only if it is “more likely than not” that the position is sustainable based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in unrecognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 applies to the group’s 2008 financial year. The group is currently in the process of evaluating the impact, if any, that the adoption of FIN 48 will have on the consolidated financial statements.
     In September 2006, the FASB ratified Emerging Issues Task Force No 06-01 ‘Accounting for Consideration Given by a Service Provider to Manufactures or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’ (“EITF 06-01”). This guidance requires the application of EITF 01-09 ‘Accounting for Consideration Given by a Vendor to a Service provider’s end customer’ (“EITF 01-09”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end customer. EITF 01-09 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and, also, provides guidance for the classification of the expense. EITF 06-01 is effective for the group’s 2008 financial year. The group is currently in the process of quantifying the impact, if any, that the adoption of EITF 01-09 will have on the consolidated financial statements.

24	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Financial review

REPORT OF THE DIRECTORS
STATUTORY INFORMATION

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2007 financial year.
     It is BT’s policy to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice “The Way We Work” and we are committed to enhancing our positive impact on society through leadership in corporate social responsibility and by doing business in a sustainable way.

Introduction
The business review and financial review on pages 2 to 24 form part of this report. The audited financial statements are presented on pages 29 to 86 and 105.
     During the year interim dividends of £2,330 million have been paid to the parent company, BT Group Investments Limited (2006: £2,553 million).

Principal activity
The company is the principal trading company of the BT group.
     The group’s principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services; and converged fixed/mobile products and services.

Directors
The directors at 31 March 2007 were Ben Verwaayen and Hanif Lalani who both served throughout the financial year. John Wroe was appointed as a director on 27 November 2006. Larry Stone served as a director until 27 November 2006 and John Wroe’s appointment as alternate to Larry Stone ceased with effect from 27 November 2006.

Directors’ interests in shares
Ben Verwaayen and Hanif Lalani are directors of BT Group plc, the company’s ultimate holding company. Their interests in the 5p ordinary shares of BT Group plc are disclosed in its Annual Report and Form 20-F which is available to the public. John Wroe who is not a director of BT Group plc, had, at 31 March 2007 an interest in 42,309 5p ordinary shares of BT Group plc (2006: 33,747 shares).
     In addition, share options under the BT Group Employee Sharesave Scheme and BT Group Global Share Option Plan held by, granted to or exercised by John Wroe or which had lapsed during the 2007 financial year were:

	1 April 2006	Granted	Exercised	Lapsed	31 March 2007

J Wroe	309,338	–	–	–	309,338

John Wroe also had at 31 March 2007 contingent awards under the BT Group Incentive Share Plan and the BT Group Deferred Bonus Plan of 5p ordinary shares of BT Group plc totalling 209,531 shares (2006: 145,226). At 31 March 2007 John Wroe, as potential beneficiary, had non-beneficial interests in:

•	20,797,976 (2006: 24,809,976) shares held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes;

•	33,726 (2006: 50,342) shares held in trust by Halifax Corporate Trustees Limited for participants in the BT Group Employee Share Investment Plan.

Financial statements
A statement of the directors’ responsibilities for preparing the financial statements is included on page 27.
     So far as each of the directors is aware, there is no relevant information that has not been disclosed to the company’s auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the company’s auditors have been made aware of that information.

Employees
The company is an equal opportunities employer. It is committed to developing a working culture that enables all employees to make their own distinctive contribution regardless of their race, sex, religion/beliefs, disabilities, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities.
     Employees are provided with opportunities to acquire shares in the ultimate holding company, BT Group plc, through that company’s various share option and share investment plans of which the company is a participating employer. Most of our employees are members of the BT Pension Scheme or BT Retirement Plan, which are both controlled by independent trustees.
     An extensive range of communications and consultative arrangements, instigated by the company’s ultimate holding company, help ensure that employees are kept fully informed about developments in the BT group, including the group’s financial performance.
     As part of the BT group, employees have access to a full range of training and career development programmes.

Policy on the payment of suppliers
BT subscribes to the Better Payment Practice Code for all suppliers, the four principles of which are: to agree payment terms at the outset and stick to them; to explain payment procedures to suppliers; to pay bills in accordance with any contract agreed with the supplier or as required by law; and to tell suppliers without delay when an invoice is contested and settle disputes quickly. Details of this code can be found at www.payontime.co.uk. BT’s normal payment terms are 42 calendar days from date of receipt of a due and valid invoice. BT will make payment to the supplier on the next payment run following expiry of this term. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2007 financial year and the amounts owed to its trade creditors at the end of the year was 44 calendar days.

Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and price risk are given on pages 21 and 22, and note 33 on pages 72 to 78.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

US Sarbanes-Oxley Act of 2002
The company has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. The company will comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable to the company.

Report of the Directors – Statutory information	British Telecommunications plc Annual Report and Form 20-F 2007	25

The principal executive officer and the principal financial officer, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report and Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The principal executive officer and the principal financial officer have also provided the certifications required by the Sarbanes-Oxley Act 2002.
     There were no changes in BT’s internal control over financial reporting that occurred during the year ended 31 March 2007 that have materially affected, or are reasonably likely to materially affect, BT’s internal control over financial reporting. Following the SEC’s announcement on 15 December 2006, BT has taken advantage of the twelve months extension for reporting under section 404 of the Sarbanes-Oxley Act. Therefore, BT’s first report under section 404 will be as of 31 March 2008.

By order of the Board

Heather Brierley
Secretary
16 May 2007
Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

26	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the Directors – Statutory information

STATEMENT OF DIRECTORS’ RESPONSIBILITY
for preparing the financial statements

The directors are responsible for preparing the group’s financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU), and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
     The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP), of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether the group financial statements comply with IFRSs as adopted by the EU, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the group financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

     The directors confirm that they have complied with the above requirements in preparing the financial statements.
     The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of directors’ responsibility	British Telecommunications plc Annual Report and Form 20-F 2007	27

REPORT OF THE INDEPENDENT AUDITORS

United Kingdom Opinion
Independent auditors’ report to the members of British Telecommunications plc
We have audited the group financial statements of British Telecommunications plc for the year ended 31 March 2007 which comprise the group income statement, the group balance sheet, the group cash flow statement, the group statement of recognised income and expense, accounting policies and the related notes. These group financial statements are set out on pages 29 to 86 and 105. These group financial statements have been prepared under the accounting policies set out therein.
     We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2007. This separate report is set out on page 88.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the group financial statements.
     In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited group financial statements. The other information comprises only the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion:
•
the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2007 and of its profit and cash flows for the year then ended;

•	the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
•	the information given in the Report of the Directors is consistent with the group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2007

United States Opinion
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of British Telecommunications plc
In our opinion, the accompanying group income statements and the related group balance sheets, group statements of cash flows and group statements of recognised income and expense present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2007, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in the accounting policies section in the financial statements, the group adopted IAS 32 and IAS 39 at 1 April 2005 prospectively.
     IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, as restated, is presented in the United States Generally Accepted Accounting Principles note to the consolidated financial statements (note 35).

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2007

28	British Telecommunications plc Annual Report and Form 20-F 2007	Report of the independent auditors

CONSOLIDATED FINANCIAL STATEMENTS
ACCOUNTING POLICIES

(i) Basis of preparation of the financial statements
These consolidated financial statements have been prepared in accordance with applicable law and IFRS as adopted by the EU. For BT there are no differences between IFRSs as adopted for use in the EU and full IFRS as published by the IASB. The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
     Where there are significant differences to US GAAP, these have been described in note 35.
     The policies set out below have been consistently applied to all years presented with the exception of those relating to financial instruments under IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’, which have been applied with effect from 1 April 2005.
     Certain comparative balance sheet amounts for the 2006 financial year have been reclassified to conform with the presentation adopted in the 2007 financial year. These include £305 million which has been reclassified from prepayments to non current assets at 31 March 2006 in respect of costs relating to the initial set up, transition or transformation phase of long term network IT services contracts. In addition £267 million has been reclassified from property, plant and equipment to intangible assets at 31 March 2006 in respect of IT software application assets and £993 million has been reclassified between intercompany interest received and decrease in trade and other receivables within the cash flow statement.
     The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below in ‘Critical accounting estimates and key judgements’.
     The group’s income statement and segmental analysis separately identifies trading results before significant one-off or unusual items (termed ‘specific items’), a non GAAP measure. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Furthermore, the group consider a columnar presentation to be appropriate as it improves the clarity of the presentation and is consistent with the way that financial performance is measured and reported to the directors. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered significant one-off or unusual in nature include disposals of businesses and investments, business restructuring, asset impairment charges and property rationalisation programmes. The directors intend to follow such a presentation on a consistent basis in the future. Specific items for the current and prior years are disclosed in note 4.
     Accounting policies in respect of the parent company British Telecommunications plc, are set out on pages 89 to 92. These are in accordance with UK GAAP.

(ii) Basis of consolidation
The group financial statements consolidate the financial statements of British Telecommunications plc (“the company”) and entities controlled by the company (its subsidiaries) and incorporate its share of the results of jointly controlled entities (joint ventures) and associates using the equity method of accounting.
     The results of subsidiaries acquired or disposed of during the year are consolidated from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are initially recognised at cost. Subsequent to acquisition, the carrying value of the group’s investment in associates and joint ventures includes the group’s share of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.
     The group’s principal operating subsidiaries and associate are detailed on page 105.

(iii) Revenue
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and the sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and the associated costs can be measured reliably. Where the group acts as an agent in a transaction it recognises revenue net of directly attributable costs.
     Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Revenue from long term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long term services contracts revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts including contracts to design and build software solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs or other measures of completion such as contract milestone customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.
     Costs related to delivering services under long term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within non current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2007	29

appropriate. These costs are directly attributable to specific contracts relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is immediately recognised.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria applied to each element as described above.

(iv) Leases
The determination of whether an arrangement is, or contains, a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately.

(v) Foreign currencies
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in sterling, the presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are initially recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
     In the event of the disposal of an undertaking with assets and liabilities denominated in foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal.

(vi) Business combinations
The purchase method of accounting is used for the acquisition of subsidiaries, in accordance with IFRS 3, ‘Business Combinations’. On transition to IFRSs, the group elected not to apply IFRS 3 retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of subsidiaries which occurred between 1 January 1998 and 1 April 2004 is therefore included in the balance sheet at original cost, less accumulated amortisation to the date of transition and any provisions for impairment. Goodwill arising on the acquisition of a subsidiary which occurred prior to 1 January 1998 was written off directly to retained earnings.
     On acquisition of a subsidiary, fair values are attributed to the identifiable net assets acquired. The excess of the cost of the acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the group’s share of the identifiable net assets acquired, the difference is recognised directly in the income statement. On disposal of a subsidiary, the gain or loss on disposal includes the carrying amount of goodwill relating to the subsidiary sold. Goodwill previously written off to retained earnings is not recycled to the income statement on disposal of the related subsidiary.

(vii) Intangible assets
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

30	British Telecommunications plc Annual Report and Form 20-F 2007	Accounting policies

Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.

Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software. Computer software purchased from third parties is initially recorded at cost.

Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the customer life or contractual period.

Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years
Computer software	2 to 5 years

(viii) Research and development
Research expenditure is recognised in the income statement in the period in which it is incurred.
     Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct labour, contractors’ charges, materials and directly attributable overheads.

(ix) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any provisions for impairment.
     On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.

Cost
Included within the cost for network infrastructure and equipment are direct labour, contractors’ charges, materials, payments on account, and directly attributable overheads.

Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation.

The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter
Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones, other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are re-assessed annually and if necessary changes are recognised prospectively.

(x) Asset impairment (non-financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is conducted, the recoverable amount is assessed by reference to the higher of the net present value of expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and intangible fixed assets with indefinite useful lives are tested for impairment at least annually.
     If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss is recognised against an asset it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, except in respect of impairment of goodwill which may not be reversed in any circumstances.

(xi) Inventory
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

(xii) Termination benefits
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

(xiii) Post retirement benefits
The group operates a funded defined benefit pension plan, which is administered by an independent trustee for the majority of its employees.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2007	31

     The group’s net obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The income statement charge is allocated between an operating charge and a net finance charge. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.

(xiv) Share based payments
The ultimate parent, BT Group plc, has a number of employee share schemes and share option and award plans under which it makes equity settled share based payments to certain employees of the group. The fair value of options and awards granted is recognised as an employee expense after taking into account the group’s best estimate of the number of awards expected to vest allowing for non market and service conditions. Fair value is measured at the date of grant and is spread over the vesting period of the award. The fair value of options and awards granted is measured using either the Binomial or Monte Carlo model, whichever is most appropriate to the award. Any proceeds received are credited to share capital and share premium when the options are exercised. The group has applied IFRS 2, ‘Share based payment’ retrospectively to all options and awards granted after 7 November 2002 and not fully vested at 1 January 2005.

(xv) Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base.
     Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.

(xvi) Advertising and marketing
The costs associated with the group’s advertising and marketing activities are expensed within other operating costs as incurred.

(xvii) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company in general meeting. Interim dividends are recognised when they are paid.

(xviii) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

(xix) Financial instruments (from 1 April 2005)
The following are the key accounting policies used from 1 April 2005 onwards to reflect the adoption of IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.

Financial assets
Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:

–	those that the group intends to sell immediately or in the short term, which are classified as held for trading;

32	British Telecommunications plc Annual Report and Form 20-F 2007	Accounting policies

–	those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.

     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement, in the line which most appropriately reflects the nature of the item or transaction.

Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the income statement) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line which most appropriately reflects the nature of the item or transaction.

Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings in current liabilities on the balance sheet.

Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement.
     If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Financial liabilities
 Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using one effective interest method.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings.
     The resultant amortisation of fair value movements are recognised in the income statement.

Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.

Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2007	33

value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Hedge accounting
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent the hedges are deemed effective. Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance income.

Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.

(xx) Financial instruments (to 31 March 2005)
The accounting policies adopted in respect of financial instruments in periods up to, and including 31 March 2005, are set out below.
     Financial assets were held at the lower of cost and net realisable value in accordance with UK GAAP. Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt.

Criteria to qualify for hedge accounting
The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group’s operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments
Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of net finance income.
     The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being included in current and non-current derivative financial instruments. The difference between spot and forward rate for these contracts is recognised as part of net finance income over the term of the contract.
     The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as current and non current derivative financial instruments.

Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Interconnect income and payments to other telecommunications operators
In certain instances BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are

34	British Telecommunications plc Annual Report and Form 20-F 2007	Accounting policies

subject to retrospective adjustment and estimates are used in assessing the likely effect of these adjustments.

Providing for doubtful debts
BT provide services to around 18 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.

Useful lives for property, plant and equipment
The plant and equipment in BT’s networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans including the group’s 21CN transformation programme, prospective economic utilisation and physical condition of the assets concerned. Changes to service lives of assets implemented from 1 April 2006 in aggregate had no significant impact on the results for the year ended 31 March 2007.

Property arrangements
As part of the property rationalisation programme we have identified a number of surplus properties. Although efforts are being made to sub-let this space, it is recognised that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT. Any such cost or shortfall has been recognised as a provision.

Long term customer contracts
Long term customer contracts can extend over a number of financial years. During the contractual period, revenue, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include transaction volumes, or other inputs, for which we get paid, future staff and third party costs and anticipated cost productivity, savings and efficiencies.

Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 350,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements.

Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.

Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2007
During the year the following standards which are relevant to the group’s operations became effective and were adopted:

•	Amendment to IAS 21, ‘Net Investment in a Foreign Operation’
•	Amendment to IAS 39 and IFRS 4, ‘Financial Guarantee Contracts’
•	Amendment to IAS 39, ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’
•	Amendment to IAS 39, ‘The Fair Value Option’
•	IFRIC 4, ‘Determining whether an arrangement contains a lease’
•	IFRIC 6, ‘Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment’

The adoption of these standards has not had a significant impact on the group’s financial statements in the year.

Accounting standards, interpretations and amendments to published standards not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2007 or later periods, but which the group has not early adopted. The new standards which are relevant to the group’s operations are as follows:

IFRS 7, ‘Financial Instruments: Disclosures’ (effective from 1 April 2007) and amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’ (effective from 1 April 2007)
IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2007	35

instruments including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the disclosure impact of IFRS 7 and the amendment to IAS 1 on the group’s financial statements.

IFRS 8, ‘Operating Segments’ (effective from 1 April 2009)
IFRS 8 requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 ‘Segmental Reporting’. The group is currently assessing the impact of IFRS 8 on its segmental analysis disclosure.

Amendment to IAS 23, ‘Borrowing Costs’ (effective from 1 April 2009)
The amendment to IAS 23 eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred. As a result, the group will be required to capitalise such borrowing costs as part of the cost of that asset. The group is currently assessing the impact of the amendment on the results and net assets of the group.

IFRIC 8, ‘Scope of IFRS 2’ (effective from 1 April 2007)
IFRIC 8 clarifies that transactions within the scope of IFRS 2 ‘Share Based Payment’ include those in which the entity cannot specifically identify some or all of the goods and services received. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 9, ‘Reassessment of embedded derivatives’ (effective from 1 April 2007)
IFRIC 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the contract terms, in which case it is required. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 10, ‘Financial Reporting and Impairment’ (effective from 1 April 2007)
IFRIC 10 states that impairment losses recognised in interim financial statements should not be reversed in subsequent interim or full year financial statements. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 11, ‘IFRS 2 – Group and Treasury Share Transactions’ (effective from 1 April 2007)
IFRIC 11 provides guidance on whether share based arrangements involving group entities should be accounted for as cash settled or equity settled. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 12, ‘Service Concession Arrangements’
(effective from 1 April 2008)
IFRIC 12 addresses the accounting by operators of public-private service concession arrangements. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

36	British Telecommunications plc Annual Report and Form 20-F 2007	Accounting policies

GROUP INCOME STATEMENT
For the year ended 31 March 2007

		Before specific items	Specific items [a]	Total
For the year ended 31 March 2007	Notes	£m	£m	£m

Revenue	1	20,223	–	20,223
Other operating income	2	236	(3)	233
Operating costs	3	(17,739)	(169)	(17,908)

Operating profit	1	2,720	(172)	2,548
Finance expense	5	(2,618)	–	(2,618)
Finance income	5	3,365	139	3,504

Net finance income		747	139	886
Share of post tax profit of associates and joint ventures	14	15	–	15
Profit on disposal of associate		–	22	22

Profit before taxation		3,482	(11)	3,471
Taxation	6	(907)	979	72

Profit for the year		2,575	968	3,543

Attributable to:
Equity shareholders of the parent		2,573	968	3,541
Minority interests	21	2	–	2

		Before specific items	Specific items [a]	Total
For the year ended 31 March 2006	Notes	£m	£m	£m

Revenue	1	19,514	–	19,514
Other operating income	2	227	–	227
Operating costs	3	(17,100)	(138)	(17,238)

Operating profit	1	2,641	(138)	2,503
Finance expense	5	(2,746)	–	(2,746)
Finance income	5	3,261	–	3,261

Net finance income		515	–	515
Share of post tax profit of associates and joint ventures	14	16	–	16
Profit on disposal of joint venture		–	1	1

Profit before taxation		3,172	(137)	3,035
Taxation	6	(833)	41	(792)

Profit for the year		2,339	(96)	2,243

Attributable to:
Equity shareholders of the parent		2,338	(96)	2,242
Minority interests	21	1	–	1

		Before specific items	Specific items [a]	Total
For the year ended 31 March 2005	Notes	£m	£m	£m

Revenue	1	18,429	–	18,429
Other operating income	2	193	358	551
Operating costs	3	(15,921)	(59)	(15,980)

Operating profit	1	2,701	299	3,000
Finance expense	5	(2,777)	–	(2,777)
Finance income	5	3,145	–	3,145

Net finance income		368	–	368
Share of post tax loss of associates and joint ventures		(14)	(25)	(39)

Profit before taxation		3,055	274	3,329
Taxation	6	(833)	16	(817)

Profit for the year		2,222	290	2,512

Attributable to:
Equity shareholders of the parent		2,223	290	2,513
Minority interests	21	(1)	–	(1)

a	For a definition of specific items, see accounting policies. An analysis of specific items is provided in note 4.

Dividends paid in the year were £2,330 million (2006: £2,553 million, 2005: £1,028 million), as shown in note 7.

Group income statement	British Telecommunications plc Annual Report and Form 20-F 2007	37

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 March 2007

	Notes	2007 £m	2006 £m	2005 £m

Profit for the year		3,543	2,243	2,512

Actuarial gains relating to retirement benefit obligations	28	1,409	2,122	294
Exchange differences:
– on translation of foreign operations		(158)	40	19
– fair value loss on net investment hedges		–	(20)	–
– reclassified and reported in net profit		–	(9)	–
Fair value movements on available-for-sale assets:
– fair value gains		9	32	–
– reclassified and reported in net profit		(1)	(35)	–
Fair value movements on cash flow hedges:
– fair value (losses) gains		(201)	4	–
– reclassified and reported in net profit		364	(204)	–
Tax impact of above items	6	(486)	(593)	(79)

Net gains recognised directly in equity		936	1,337	234

Total recognised income and expense for the year		4,479	3,580	2,746

Attributable to:
Equity shareholders of the parent		4,479	3,579	2,747
Minority interests		–	1	(1)

		4,479	3,580	2,746

The group adopted IAS 32 and IAS 39, with effect from 1 April 2005. The adoption of IAS 32 and IAS 39 resulted in a decrease in equity at 1 April 2005 of £204 million, net of deferred tax, of which £nil was attributable to minority interests.
A reconciliation of the changes in other reserves and retained earnings is given in note 24.

38	British Telecommunications plc Annual Report and Form 20-F 2007	Group statement of recognised income and expense

GROUP CASH FLOW STATEMENT
For the year ended 31 March 2007

	Notes	2007 £m	2006 £m	2005 £m

Cash flow from operating activities
Profit before taxation		3,471	3,035	3,329
Depreciation and amortisation		2,920	2,884	2,844
(Profit) loss on sale of associates and non current asset investments		(19)	1	(358)
Net finance income		(886)	(515)	(368)
Other non cash charges		50	87	2
Share of (profits) losses of associates and joint ventures		(15)	(16)	39
Increase in inventories		(6)	(13)	(12)
Decrease in trade and other receivables		487	1,354	206
(Decrease) increase in trade and other payables		(165)	174	68
(Decrease) increase in provisions and other liabilities		(217)	189	151

Cash generated from operations		5,620	7,180	5,901
Income taxes paid		(411)	(390)	(332)
Income tax repayment for prior years		376	–	–

Net cash inflow from operating activities		5,585	6,790	5,569

Cash flow from investing activities
Interest received		498	185	374
Dividends received from associates and joint ventures		6	1	2
Proceeds on disposal of group undertakings		27	–	–
Proceeds on disposal of property, plant and equipment		89	66	111
Proceeds on disposal of associates and joint ventures		27	–	35
Proceeds on disposal of non current financial assets		4	1	539
Proceeds on disposal of current financial assets		3,687	5,964	3,752
Acquisition of subsidiaries, net of cash acquired		(284)	(165)	(426)
Purchases of property, plant and equipment and computer software		(3,298)	(2,940)	(3,056)
Investment in associates and joint ventures		(7)	(2)	(27)
Purchases of non current financial assets		(7)	(2)	(2)
Purchases of current financial assets		(3,426)	(2,743)	(3,044)

Net cash (outflow) inflow from investing activities		(2,684)	365	(1,742)

Cash flows from financing activities
Equity dividends paid		(2,330)	(2,553)	(1,028)
Dividends paid to minority interests		(3)	–	–
Interest paid		(797)	(1,086)	(1,260)
Repayments of borrowings		(809)	(4,148)	(1,023)
Repayment of finance lease liabilities		(276)	(284)	(275)
New bank loans raised		11	1,022	5
Intragroup funding		279	–	–
Net proceeds on issue of commercial paper		309	464	–
Repurchase of ordinary shares by subsidiary		(2)	–	–

Net cash used in financing activities		(3,618)	(6,585)	(3,581)

Effect of exchange rate changes in cash and cash equivalents		(37)	–	–
Net (decrease) increase in cash and cash equivalents		(754)	570	246
Cash and cash equivalents at the start of the year		1,761	1,191	945

Cash and cash equivalents at the end of the year	8	1,007	1,761	1,191

Group cash flow statement	British Telecommunications plc Annual Report and Form 20-F 2007	39

GROUP BALANCE SHEET
As at 31 March 2007

	Notes	2007 £m	2006 £m

Non current assets
Intangible assets	11	2,584	1,908
Property, plant and equipment	12	14,997	15,222
Derivative financial instruments	17	25	19
Investments	13	246	397
Associates and joint ventures	14	67	48
Trade and other receivables	15	523	305
Deferred tax assets	20	117	764

		18,559	18,663

Current assets
Inventories		133	124
Trade and other receivables	15	22,815	22,708
Current tax receivable		504	–
Derivative financial instruments	17	27	69
Investments	13	3	364
Cash and cash equivalents	8	1,058	1,942

		24,540	25,207

Current liabilities
Loans and other borrowings	16	2,493	1,940
Derivative financial instruments	17	318	332
Trade and other payables	18	6,976	7,229
Current tax liabilities		582	606
Provisions	19	100	70

		10,469	10,177

Total assets less current liabilities		32,630	33,693

Non current liabilities
Loans and other borrowings	16	6,387	7,995
Derivative financial instruments	17	992	820
Other payables	18	590	485
Deferred tax liabilities	20	1,683	1,505
Retirement benefit obligations	28	389	2,547
Provisions	19	225	261

		10,266	13,613

Equity
Ordinary shares	23	2,172	2,172
Share premium	23	8,000	8,000
Other reserves	24	758	805
Retained earnings	24	11,400	9,051

Total parent shareholders’ equity		22,330	20,028
Minority interests	21	34	52

Total equity	22	22,364	20,080

		32,630	33,693

The consolidated financial statements on pages 29 to 86 and 105 were approved by the Board of Directors on 16 May 2007 and were signed on its behalf by

Hanif Lalani
Director

40	British Telecommunications plc Annual Report and Form 20-F 2007	Group balance sheet

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 March 2007

1.   Segmental analysis
Primary reporting format – business segments

The group provides communication services which include networked IT services, local and international telecommunications services and broadband and internet products and services. The group is organised into four primary business segments; BT Global Services, BT Retail, BT Wholesale and Openreach.
     Each of these four lines of businesses have differing risks, rewards and customer profiles and hence are the group’s primary reporting segments. The revenue of each business segment is derived as follows:

BT Global Services mainly generates its revenue from the provision of networked IT services, outsourcing and system integration work and traditional fixed line services to multi-site organisations which include the public sector and major corporates and from the fixed network operations of the group’s worldwide subsidiaries.

BT Retail derives its revenue from the supply of exchange lines and from the calls made over these lines, the leasing of private circuits and other private services. It also generates revenue from broadband, mobility, data, internet and multimedia services and from providing managed and packaged communications solutions to consumers and small and medium sized business customers in the UK.

BT Wholesale derives its revenue from providing network services and solutions to communication companies, including fixed and mobile network operators and other service providers, and from carrying transit traffic between telecommunications operators.

Openreach derives its revenue from providing equivalent access to the local access network in the UK. Its primary products are Local Loop Unbundling (LLU), Wholesale Line Rental (WLR), Wholesale Extension Services (WES) and Backhaul Extension Service (BES). These ‘equivalent’ products are sold to BT lines of business and other communication providers at the same arm’s length prices, with the BT lines of business being treated no differently than any other customer with regard to terms and conditions or access to systems and data.

     There is extensive trading between BT’s lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based whilst for other products and services the transfer prices are agreed between the relevant lines of business on an arm’s length basis. These intra-group trading arrangements are subject to periodic review.

Impact of Openreach on segmental disclosure
     Prior to the 2007 financial year, the group was organised into three primary segments; BT Global Services, BT Retail and BT Wholesale. On 22 September 2005, BT entered into the Undertakings with Ofcom as a result of which BT was required to establish a new line of business and primary segment called Openreach. Openreach was launched operationally on 21 January 2006 and is separately reported within BT’s results for the first time in the 2007 financial year.

     In accordance with the timetable set out in the Undertakings, the group was required to facilitate the reporting of Openreach as a separate line of business by the end of July 2006. This was achieved and discrete financial information has been presented to senior management on the new business structure with respect to periods from 1 April 2006 onwards.

     Both IFRSs and US GAAP require segmental information to be presented on a consistent basis for all years reported. In the event of a restructuring of business segments, comparative information is therefore required to be restated, unless this is impracticable. The results for the 2006 financial year have been restated to reflect the separate reporting of Openreach as a new business segment. These restatements also reflect the impact of the new internal trading arrangements which have been implemented due to the creation of Openreach. The results for the 2005 financial year, however, have not been restated as it is impracticable to do so.

     Some of the products and services that Openreach now sell were previously provided by BT Wholesale, but in a different form. As a result of the Undertakings, new ‘equivalent products’ which did not previously exist had to be created for both internal and external customers. The changes required to capture the separate reporting of these new products and services were introduced during the 2006 financial year and therefore actual data was available to support the estimates and assumptions required to restate the results for that year. The equivalent products and services did not exist in the 2005 financial year, and therefore the level of estimation and extrapolation required to restate the results for that year would have been too significant to provide sufficiently objective and reliable information.

     Furthermore, the fundamental level of reorganisation and restructuring which occurred, combined with the fact that the products previously sold by BT Wholesale no longer exist, mean it is also impracticable to report the results for the current financial year on the old business segment structure.

     In order to assist the reader’s understanding of the year on year performance, additional disclosures have been presented showing the previously reported segmental data for the 2006 and 2005 financial years on the old business segment basis, prior to the creation of Openreach.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	41

1.   Segmental analysis continued

Segmental results for the years ended 31 March 2007 and 2006 – new segment structure

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m	£m	£m

Revenue
External revenue	7,467	7,997	4,057	685	17	–	20,223
Internal revenue	1,639	417	3,527	4,492	–	(10,075)	–

Total revenue	9,106	8,414	7,584	5177	17	(10,075)	20,223

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m	£m

Revenue
External revenue	7,168	8,102	3,908	318	18	–	19,514
Internal revenue	1,604	405	3,435	4,824	–	(10,268)	–

Total revenue	8,772	8,507	7,343	5,142	18	(10,268)	19,514

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m	£m

Results
Operating profit before specific items	293	674	724	1,177	(148)	2,720
Specific items					(172)	(172)

Segment result	293	674	724	1,177	(320)	2,548
Share of post tax profit of associates and joint ventures						15
Profit on disposal of joint venture						22
Net finance income						886

Profit before taxation						3,471
Taxation						72

Profit for the year						3,543

Capital additions
Property, plant and equipment	434	95	735	981	195	2,440
Intangible assets[a]	261	71	282	127	66	807

	695	166	1,017	1,108	261	3,247
Depreciation	494	128	1,102	663	149	2,536
Amortisation	181	43	96	44	20	384

a	Additions to intangible assets exclude goodwill arising on acquisitions.

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m

Results
Operating profit before specific items	288	569	759	1,183	(158)	2,641
Specific items					(138)	(138)

Segment result	288	569	759	1,183	(296)	2,503
Share of post tax profit of associates and joint ventures						16
Profit on disposal of joint venture						1
Net finance income						515

Profit before taxation						3,035
Taxation						(792)

Profit for the year						2,243

Capital additions
Property, plant and equipment	466	98	778	965	243	2,550
Intangible assets[a]	236	55	197	73	31	592

	702	153	975	1,038	274	3,142
Depreciation	555	120	1,008	770	181	2,634
Amortisation	83	27	94	30	16	250

a	Additions to intangible assets exclude goodwill arising on acquisitions.

42	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

1.   Segmental analysis continued

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
As at 31 March 2007	£m	£m	£m	£m	£m	£m

Assets
Segment assets	6,714	1,831	5,054	8,707	18,784	41,090
Associates and joint ventures					67	67
Unallocated assets					1,942	1,942

Consolidated total assets	6,714	1,831	5,054	8,707	20,793	43,099

Liabilities
Segment liabilities	3,128	2,351	1,426	598	288	7,791
Unallocated liabilities					12,944	12,944

Consolidated total liabilities	3,128	2,351	1,426	598	13,232	20,735

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
As at 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m

Assets
Segment assets	6,253	2,517	4,959	8,200	19,096	41,025
Associates and joint ventures					48	48
Unallocated assets					2,797	2,797

Consolidated total assets	6,253	2,517	4,959	8,200	21,941	43,870

Liabilities
Segment liabilities	3,795	2,400	911	489	380	7,975
Unallocated liabilities					15,815	15,815

Consolidated total liabilities	3,795	2,400	911	489	16,195	23,790

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and trade receivables. Unallocated assets include deferred and current taxation, investments, derivatives and associates and joint ventures. Segment liabilities comprise trade and other payables and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.

Segmental results for the years ended 31 March 2006 and 2005 – as previously reported (excluding Openreach)

	BT Global Services	BT Retail	BT Wholesale	Other	Intra-group	Total
Year ended 31 March 2006	£m	£m	£m	£m	£m	£m

Revenue
External revenue	7,151	8,119	4,226	18	–	19,514
Internal revenue	1,481	333	5,006	–	(6,820)	–

Total revenue	8,632	8,452	9,232	18	(6,820)	19,514

	BT Global Services	BT Retail	BT Wholesale	Other	Intra-group	Total
Year ended 31 March 2005	£m	£m	£m	£m	£m	£m

Revenue
External revenue	6,154	8,430	3,820	25	–	18,429
Internal revenue	1,334	268	5,275	–	(6,877)	–

Total revenue	7,488	8,698	9,095	25	(6,877)	18,429

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	43

1.   Segmental analysis continued

	BT Global Services	BT Retail	BT Wholesale	Other	Total
Year ended 31 March 2006	£m	£m	£m	£m	£m

Results
Operating profit before specific items	363	644	1,992	(358)	2,641
Specific items				(138)	(138)

Segment result	363	644	1,992	(496)	2,503
Share of post tax profit of associates and joint ventures					16
Profit on disposal of joint venture					1
Net finance income					515

Profit before taxation					3,035
Taxation					(792)

Profit for the year					2,243

Capital additions
Property, plant and equipment	466	98	1,743	243	2,550
Intangible assets[a]	236	55	270	31	592

	702	153	2,013	274	3,142
Depreciation	555	120	1,778	181	2,634
Amortisation	83	27	124	16	250

a	Additions to intangible assets exclude goodwill arising on acquisitions.

	BT Global Services	BT Retail	BT Wholesale	Other	Total
Year ended 31 March 2005	£m	£m	£m	£m	£m

Results
Operating profit before specific items	411	607	1,950	(267)	2,701
Specific items				299	299

Segment result	411	607	1,950	32	3,000
Share of post tax loss of associates and joint ventures					(39)
Net finance income					368

Profit before taxation					3,329
Taxation					(817)

Profit for the year					2,512

Capital additions
Property, plant and equipment	450	119	1,783	219	2,571
Intangible assets[a]	155	51	198	36	440

	605	170	1,981	255	3,011
Depreciation	513	133	1,831	217	2,694
Amortisation	37	14	83	16	150

a	Additions to intangible assets exclude goodwill arising on acquisitions.

	BT Global Services	BT Retail	BT Wholesale	Other	Total
As at 31 March 2006	£m	£m	£m	£m	£m

Assets
Segment assets	6,253	2,517	13,159	19,096	41,025
Associates and joint ventures				48	48
Unallocated assets				2,797	2,797

Consolidated total assets	6,253	2,517	13,159	21,941	43,870

Liabilities
Segment liabilities	3,776	2,419	1,400	380	7,975
Unallocated liabilities				15,815	15,815

Consolidated total liabilities	3,776	2,419	1,400	16,195	23,790

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and trade receivables. Unallocated assets include deferred and current taxation, investments, derivatives and associates and joint ventures. Segment liabilities comprise trade and other payables and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.

44	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

1.   Segmental analysis continued
Secondary reporting format – geographical segments

	2007	2006	2005
	£m	£m	£m

Revenue by geographic area
UK	17,241	16,901	16,863
Europe, excluding the UK	2,174	1,900	1,306
Americas	711	627	190
Asia Pacific	97	86	70

Total	20,223	19,514	18,429

The creation of Openreach has not impacted the presentation of the geographical segments of the group.
     The analysis of revenue by geographical area is on the basis of the country of origin of the customer invoice. In an analysis of revenue by destination, incoming and transit international calls would be treated differently, but would not lead to a materially different geographical analysis.

	Total assets		Capital additions

	2007	2006	2007	2006
	£m	£m	£m	£m

Total assets and capital additions by geographic area
UK	35,958	35,429	2,951	2,872
Europe, excluding the UK	4,078	3,777	203	191
Americas	993	1,704	73	66
Asia Pacific	128	163	20	13
Unallocated assets	1,942	2,797	–	–

Total assets	43,099	43,870	3,247	3,142

Total assets and capital additions are allocated to geographical areas based on the location of the asset.

2.   Other operating income

	2007	2006	2005
	£m	£m	£m

Profits on disposal of property, plant and equipment	13	2	22
Income from repayment works	68	74	64
Other operating income	155	151	107

Other operating income before specific items	236	227	193
Specific items (note 4)	(3)	–	358

Other operating income	233	227	551

3.   Operating costs

	2007	2006	2005
	£m	£m	£m

Costs by nature
Staff costs:
Wages and salaries	4,091	3,904	3,639
Social security costs	388	377	319
Pension costs	643	603	540
Share-based payments	93	76	50

Total staff costs	5,215	4,960	4,548
Own work capitalised	(718)	(674)	(620)

Net staff costs	4,497	4,286	3,928
Depreciation of property, plant and equipment:
Owned assets	2,420	2,500	2,536
Under finance leases	116	134	158
Amortisation of intangible assets	384	250	150
Payments to telecommunications operators	4,162	4,045	3,725
Other operating costs	6,160	5,885	5,424

Total operating costs before specific items	17,739	17,100	15,921
Specific items (note 4)	169	138	59

Total operating costs	17,908	17,238	15,980

Operating costs include the following:
Early leaver costs	147	133	166
Research and development[a]	692	487	352
Rental costs relating to operating leases	389	413	419
Foreign currency losses	5	12	3

a	Research and development expenditure includes amortisation of £314 million (2006: £161 million, 2005: £95 million) in respect of internally developed computer software.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	45

4.   Specific items
The group separately identifies and discloses significant one-off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided in the accounting policies section on page 29.

	2007	2006	2005
	£m	£m	£m

Other operating income
Net loss on sale of group undertakings[a]	(5)	–	–
Profit on sale of non current asset investments[b]	2	–	358

	(3)	–	358
Operating costs
Property rationalisation costs[c]	(64)	(68)	(59)
Creation of Openreach[d]	(30)	(70)	–
Write-off of circuit inventory and other working capital balances[e]	(65)	–	–
Costs associated with settlement of open tax years[f]	(10)	–	–

	(169)	(138)	(59)
Finance income
Interest on settlement of open tax years[f]	139	–	–

Share of results of associates and joint ventures
Impairment of assets in joint ventures[g]	–	–	(25)
Profit on disposal of associates and joint ventures[h]	22	1	–

Net specific items (charge) credit before tax	(11)	(137)	274

Tax credit in respect of settlement of open tax years[f]	938	–	–
Tax credit on specific items	41	41	16

Net specific items (charge) credit after tax	968	(96)	290

a	In the current year the group disposed of some non-core businesses. The loss on disposal relates primarily to the disposal of the group’s satellite broadcast services assets (£7 million).
b	In the current year, the group disposed of some non-core investments, resulting in a profit of £2 million. In the 2005 financial year, the group recognised a profit on disposal of £358 million comprising £236 million from the sale of the group’s 15.8% interest in Eutelsat SA, £46 million from sale of the 4% interest in Intelsat, £38 million from the sale of the 11.9% interest in Starhub Pte Ltd and other gains of £38 million.
c	In the current year £64 million (2006: £68 million, 2005: £59 million) of property rationalisation charges wre recognised in relation to the group’s provincial office portfolio.
d	In the current year a provision of £30 million (2006: £70 million, 2005: £nil) was recognised for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and meet the requirements of the Undertakings.
e	In the current year the group recorded a charge of £65 million as a result of a review of circuit inventory and other working capital balances arising before 31 March 2006.
f	In the current year, the group agreed settlement of substantially all open UK tax matters relating to the ten tax years up to and including 2004/05 with HM Revenue and Customs. Specific items therefore include a net credit of £1,067 million, which represents those elements of the tax charges previously recognised that were in excess of the final agreed liability of £938 million; interest income of £139 million on the repayment; and operating costs of £10 million, representing the costs assocated with reaching the agreement.
g	In the 2005 financial year the group incurred an impairment charge of £25 million representing its share of a write down of Albacom’s assets prior to Albacom becoming a subsidiary.
h	In the current year the group disposed of 6% of its equity interest in Tech Mahindra Limited, an associated undertaking. The resulting profit on disposal was £22 million. The group’s shareholding at 31 March 2007 was 35%.

46	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

5.   Finance income and finance expense

	2007	2006	2005	[a]
	£m	£m	£m

Finance expense
Interest on listed bonds, debentures and notes[b]	623	831	963
Interest on finance leases	44	62	68
Interest on ultimate parent company borrowings	14	6	4
Interest on other borrowings	58	20	19
Unwinding of discount on provisions	3	3	3
Net charge on financial instruments in a fair value hedge[c]	–	–	–
Net foreign exchange on items in hedging relationships[d]	–	–	–
Fair value movements on derivatives not in a designated hedge relationship	4	8	–
Interest on pension scheme liabilities	1,872	1,816	1,720

Total finance expense	2,618	2,746	2,777

a	The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has therefore applied the group’s previous accounting policies in calculating the recognition and measurement basis for finance expense (see accounting policies).
b	Includes a net charge of £67 million (2006: £41 million) relating to fair value movements on derivatives recycled from the cash flow reserve.
c	Includes a net credit of £70 million (2006: net charge of £71 million) relating to fair value movements arising on hedged items and a net charge of £70 million (2006: net credit of £71 million) relating to fair value movements arising on derivatives designated as fair value hedges.
d	Includes a net credit of £420 million (2006: net charge of £330 million) relating to foreign exchange movements on hedged loans and borrowings and a net charge of £420 million (2006: net credit of £330 million) relating to fair value movements on derivatives recycled from the cash flow reserve.

	2007	2006	2005	[a]
	£m	£m	£m

Finance income
Income from listed investments[b]	7	44	47
Interest income on loan to parent company	994	993	971
Other interest and similar income[b,c,d]	211	154	209
Net foreign exchange on items in hedging relationships[e]	–	–	–
Expected return on pension scheme assets	2,292	2,070	1,918

Total finance income	3,504	3,261	3,145

Net finance income	886	515	368

a	The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has therefore applied the group’s previous accounting policies in calculating the recognition and measurement basis for finance income (see accounting policies).
b	Income from listed investments and other interest and similar income includes £45 million (2006: £37 million) relating to gains on held for trading investments.
c	On 11 August 2005, the group exercised its option to require early redemption of its US dollar convertible 2008 bond. Bondholders had the option to take redemption proceeds in the form of cash or shares in the group’s interest in LG Telecom. The majority of bondholders exercised their option to take the redemption proceeds in the form of LG Telecom shares. Other interest includes a net bond redemption gain of £27 million. This reflects the write off of LG Telecom shares of £121 million and the associated release from the available-for-sale reserve of £35 million; the write off of the bond and transaction costs of £87 million and the associated option liability of £17 million; and the release from the translation reserve of £9 million credit relating to foreign exchange movements on the investment in LG Telecom to the date of disposal.
d	The 2007 financial year includes £139 million relating to interest on settlement of open tax matters disclosed as a specific item (see note 4).
e	Includes a net charge of £123 million (2006: net credit of £85 million) relating to foreign exchange movements on hedged investments and a net credit of £123 million (2006: net charge of £85 million) relating to fair value movements on derivatives recycled from the cash flow reserve.

6.   Taxation

	2007	2006	2005
	£m	£m	£m

Analysis of taxation (credit) expense for the year
United Kingdom:
Corporation tax at 30% (2006 and 2005: 30%)	552	702	834
Adjustments in respect of prior periods	(1,096)	(67)	4
Non-UK taxation:
Current	25	12	(4)
Adjustments in respect of prior periods	38	1	(3)

Total current tax (credit) expense	(481)	648	831

Deferred tax:
Origination and reversal of temporary differences	367	155	(15)
Adjustment in respect of prior periods	42	(11)	1

Total deferred tax expense (credit)	409	144	(14)

Total taxation (credit) expense in the income statement	(72)	792	817

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	47

6.   Taxation continued
Factors affecting taxation (credit) expense
The taxation (credit)/expense on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2007		2006		2005
	£m	%	£m	%	£m	%

Profit before taxation	3,471		3,035		3,329

Notional taxation expense at UK rate of 30% (2006 and 2005: 30%)	1,041	30	911	30.0	999	30.0
Effects of:
Non deductible depreciation and amortisation	4	0.1	8	0.2	6	0.2
Non deductible non UK losses	9	0.3	29	1.0	38	1.1
Higher (lower) taxes on non UK profits	11	0.3	(1)	–	(14)	(0.4)
Lower taxes on gain on disposal of non-current investments and group undertakings	(2)	(0.1)	–	–	(107)	(3.2)
Other deferred tax assets not recognised	–	–	(25)	(0.8)	–	–
Associates and joint ventures	(5)	(0.1)	(5)	(0.2)	–	–
Adjustments in respect of prior periods	(78)	(2.3)	(77)	(2.6)	2	0.1
Tax credit in respect of settlement of open tax years	(938)	(27.0)	–	–	–	–
Other	(114)	(3.3)	(48)	(1.5)	(107)	(3.2)

Total taxation (credit) expense and effective tax rate	(72)	(2.1)	792	26.1	817	24.6

Specific items	979	28.2	41	0.2	16	2.7

Total taxation expense before specific items/effective tax rate	907	26.1	833	26.3	833	27.3

	2007	2006	2005
	£m	£m	£m

Tax on items taken directly to equity
Current tax charge on exchange movements offset in reserves	–	–	7
Deferred tax charge (credit) relating to losses on cash flow hedges	62	(45)	–
Deferred tax charge relating to ineffective hedges	–	9	–
Deferred tax charge on actuarial gain relating to retirement benefit obligations	424	629	72

Total taxation on items taken to statement of recognised income and expense	486	593	79
Deferred tax credit relating to share based payments	(70)	(5)	–
Current tax credit relating to share based payments	(12)	–	–

Total taxation on items taken directly to equity	404	588	79

7.   Dividends

	2007	2006	2005
	£m	£m	£m

Final paid in respect of the prior year	–	–	454
Interim dividends paid in respect of the current year[a]	2,330	2,553	574

	2,330	2,553	1,028

a
Interim dividends were paid to the parent company (BT Group Investments Limited) in the 2007 financial year as follows: first interim dividend of £375 million (15 June 2006); second interim dividend of £1,233 million (4 September 2006) and third interim dividend of £722 million (1 February 2007).

8.   Cash and cash equivalents

	2007	2006
	£m	£m

Cash at bank and in hand	551	488

Cash equivalents
Listed cash equivalents
Euro treasury bills	10	8
Unlisted cash equivalents
US corporate debt securities	–	422
UK deposits	417	914
European deposits	57	70
US deposits	23	40

Total cash equivalents	507	1,454

Total cash and cash equivalents	1,058	1,942
Bank overdrafts	(51)	(181)

Cash and cash equivalents per the cash flow statement	1,007	1,761

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within each scheme. Included within bank overdrafts as at 31 March 2007 were balances of £49 million (2006: £171 million) which had a legally enforceable right of set off against cash balances of £100 million (2006: £186 million). These balances have not been netted above as settlement is not intended to take place simultaneously or on a net basis.

48	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

9.   Net debt
Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition the gross balances are adjusted to take account of netting arrangements amounting to £49 million (2006: £171 million). Net debt is a non GAAP measure since it is not defined in IFRSs but it is a key indicator used by management in order to assess operational performance and balance sheet strength.

	2007	2006
	£m	£m

Analysis of net debt
Loans and other borrowings (current and non current)	8,880	9,935
Less:
Cash and cash equivalents	1,058	1,942
Current asset investments	3	364

	7,819	7,629
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	577	121
To recognise borrowings and investments at net proceeds and unamortised discount	(186)	(192)

Net debt	8,210	7,558

After allocating the element of the adjustments which impacts loans and other borrowings as defined above, gross debt at 31 March 2007 was £9,222 million (31 March 2006: £9,685 million).

	2007	2006
	£m	£m

Reconciliation of movement in net debt
Net debt at 1 April	7,558	8,014
Increase (decrease) in net debt resulting from cash flows	492	(296)
Net debt assumed or issued on acquisitions	11	–
Currency movements	124	(75)
Other non cash movements	25	(85)

Net debt at 31 March	8,210	7,558

Non-cash transactions
Other non cash movements in 2006 includes £87 million relating to the early redemption of the group’s US dollar convertible bond for shares in LG Telecom.

10.   Free cash flow
The components of free cash flow, which is a non GAAP measure, are presented in the table below and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure. Free cash flow is not defined in IFRSs but is a key indicator used by management to measure operational performance.

	2007	2006	2005
	£m	£m	£m

Cash generated from operations before taxation	5,620	7,180	5,901
Income taxes paid, net of repayments	(35)	(390)	(332)

Net cash inflow from operating activities	5,585	6,790	5,569
Included in cash flows from investing activities
Net purchase of property, plant and equipment and computer software	(3,209)	(2,874)	(2,945)
Net (purchase) sale of non current financial assets	(3)	(1)	537
Dividends received from associates and joint ventures	6	1	2
Interest received	498	185	374
Included in cash flows from financing activities
Interest paid	(797)	(1,086)	(1,260)

Free cash flow	2,080	3,015	2,277

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	49

11.   Intangible assets

	Goodwill	Telecommunication licences and other	Brands, customer lists, and relationships	Computer[a] software	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2005	404	197	84	1,160	1,845
Additions	–	–	–	592	592
Disposals and adjustments	–	–	–	8	8
Exchange differences	18	8	–	8	34
Acquisitions through business combinations	121	1	22	16	160

At 1 April 2006	543	206	106	1,784	2,639

Additions	–	–	–	807	807
Disposals and adjustments	–	(15)	–	(104)	(119)
Exchange differences	(20)	(10)	–	(12)	(42)
Acquisitions through business combinations	296	4	12	12	324

At 31 March 2007	819	185	118	2,487	3,609

Amortisation
At 1 April 2005		51	–	415	466
Charge for the year		9	11	230	250
Acquisitions		–	–	15	15
Disposals and adjustments		–	–	(8)	(8)
Exchange differences		2	–	6	8

At 1 April 2006		62	11	658	731

Charge for the year		11	13	360	384
Acquisitions		1	–	7	8
Disposals and adjustments		(8)	–	(73)	(81)
Exchange differences		(7)	–	(10)	(17)

At 31 March 2007		59	24	942	1,025

Carrying amount
At 31 March 2007	819	126	94	1,545	2,584

At 31 March 2006	543	144	95	1,126	1,908

a	Includes additions in 2007 of £741 million (2006: £544 million) in respect of internally developed computer software.

During the 2007 financial year, the group has made a number of acquisitions. INS, Counterpane and I3IT have been fully integrated into BT Global Services, which is considered to be the relevant cash generating unit (CGU). The group also acquired dabs.com and PlusNet for which the relevant CGUs are considered to be the Enterprises and Consumer divisions of BT Retail, respectively. In addition, the group re-organised its structure with effect from 1 April 2006 such that the group’s Irish operations were transferred from BT Global Services to BT Retail and BT Ireland now also represents a separate CGU. For the purposes of goodwill impairment testing, the group therefore had four relevant CGUs at 31 March 2007. These are the smallest identifiable groups of assets that generate cash inflows that have goodwill and are largely independent of the cash inflows from other assets or groups of assets.
     Goodwill is allocated to the group’s CGUs as follows:

		BT Retail

	BT Global Services	Consumer	Enterprises	BT Ireland	Total
	£m	£m	£m	£m	£m

At 1 April 2005	360	–	37	7	404
Acquisition through business combination	111	–	1	9	121
Exchange differences	17	–	1	–	18

At 1 April 2006	488	–	39	16	543
Acquisition through business combination	223	57	16	–	296
Exchange differences	(20)	–	–	–	(20)

At 31 March 2007	691	57	55	16	819

50	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

11.   Intangible assets continued
The recoverable amount of each CGU is based on value in use calculations. These are determined using cash flow projections derived from financial budgets approved by the board covering a four year period. They reflect management’s expectation of revenue growth, operating costs and margin for each CGU based on past experience. Cash flows beyond the four year period have been extrapolated using estimated terminal growth rates ranging from 0% to 2%. These rates have been determined with regard to projected growth rates for the specific markets in which the CGU participates and are not considered to exceed the long term average growth rates for those markets. Discount rates applied to the cash flow forecasts are derived from the group’s pre-tax weighted average cost of capital for regulated and non-regulated products. The discount rates applied range from 10.0% to 11.4%.
     The forecasts are most sensitive to changes in projected revenue growth rates in the first four years of the forecast period. However there is significant headroom and based on the sensitivity analysis performed we have concluded that no reasonably possible changes in the base case assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

12.   Property, plant and equipment

	Land and buildings [a,b]	Network infrastructure and equipment [b]	Other [c]	Assets in course of construction	Total
	£m	£m	£m	£m

Cost
At 1 April 2005	1,065	34,957	2,189	763	38,974
Additions	17	263	247	2,038	2,565
Acquisition through business combinations	23	265	33	2	323
Transfers	50	1,802	15	(1,867)	–
Exchange differences	4	71	14	–	89
Disposals and adjustments	(39)	(1,447)	(310)	(41)	(1,837)

At 31 March 2006	1,120	35,911	2,188	895	40,114
Additions	19	296	210	1,936	2,461
Acquisition through business combinations	4	13	11	–	28
Transfers	57	1,767	9	(1,833)	–
Exchange differences	(10)	(107)	(20)	(4)	(141)
Disposals and adjustments	(75)	(1,031)	(178)	19	(1,265)

At 31 March 2007	1,115	36,849	2,220	1,013	41,197

Amortisation
At 1 April 2005	371	21,865	1,544	–	23,780
Charge for the year	58	2,353	223	–	2,634
Acquisition through business combinations	14	200	28	–	242
Exchange differences	1	44	10	–	55
Disposals and adjustments	(32)	(1,479)	(251)	–	(1,762)

At 31 March 2006	412	22,983	1,554	–	24,949
Charge for the year	49	2,307	180	–	2,536
Acquisition through business combinations	2	7	7	–	16
Exchange differences	(5)	(64)	(14)	–	(83)
Disposals and adjustments	(32)	(1,000)	(150)	–	(1,182)

At 31 March 2007	426	24,233	1,577	–	26,236

Carrying amount
At 31 March 2007	689	12,616	643	1,013	14,961
Engineering stores	–	–	–	36	36

Total at 31 March 2007	689	12,616	643	1,049	14,997

At 31 March 2006	708	12,928	634	895	15,165
Engineering stores	–	–	–	57	57

Total at 31 March 2006	708	12,928	634	952	15,222

		2007	2006
		£m	£m

a	The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold		254	311
Long leases (over 50 years unexpired)		131	136
Short leases		304	261

Total land and buildings		689	708

b
The carrying amount of the group’s property, plant and equipment includes an amount of £353 million (2006: £460 million) in respect of assets held under finance leases. The depreciation charge on those assets for the year ended 31 March 2007 was £116 million (2006: £134 million).

c	Other mainly comprises motor vehicles and computers.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	51

12.   Property, plant and equipment continued

	2007	2006
	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	61	68
Network infrastructure and equipment
Transmission equipment	1,209	1,429
Exchange equipment	118	80
Other network equipment	854	727
Other
Computers and office equipment	149	138
Motor vehicles and other	70	123

Total additions to property, plant and equipment	2,461	2,565
Decrease in engineering stores	(21)	(15)

Total additions	2,440	2,550

13.   Investments

	2007	2006
	£m	£m

Non current assets
Available-for-sale	76	64
Amounts due from group undertakings	157	325
Loans and receivables	13	8

	246	397

Current assets
Available-for-sale	–	1
Held for trading	–	348
Loans and receivables	3	15

	3	364

	2007	2006
	£m	£m

Available-for-sale
At 1 April	65	1,207
Adjustment on adoption of IAS 39 on 1 April 2005	–	5

As restated at 1 April	65	1,212
Additions	7	195
Transfer from associates and joint ventures	–	86
Revaluation surplus transfer to equity	9	32
Disposals	(5)	(1,460)

At 31 March	76	65

Less: Non current available-for-sale assets	76	64

Current available-for-sale assets	–	1

Available-for-sale financial assets consist mainly of listed corporate debt securities and notes denominated in sterling, including an investment in the shares of the ultimate parent company, BT Group plc, of £62 million (2006: £54 million). These shares are held in trust for the BT Group Incentive share plan, the Retention share plan and the Deferred Bonus plan.

	2007	2006
	£m	£m

Held for trading
US government debt securities	–	51
US corporate debt securities	–	297

	–	348

The investments included above represent listed short term debt securities with quoted market prices. The group has not designated any financial assets that are not classified as held for trading as financial assets at fair value through the income statement.

Loans and receivables
Loans and receivable financial assets mainly consist of term deposits, fixed term loans and other fixed term debt securities mainly denominated in sterling with a fixed coupon and in certain instances, options for early redemption.

52	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

14.   Associates and joint ventures
The group’s share of the assets, liabilities, revenue and expenses of its interest in associates and joint ventures, at 31 March, was as follows:
			2007			2006
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m

Non current assets	16	3	19	20	3	23
Current assets	74	6	80	46	1	47
Current liabilities	(29)	(3)	(32)	(21)	(1)	(22)

Share of net assets	61	6	67	45	3	48

Revenue	137	14	151	74	113	187
Expenses	(113)	(21)	(134)	(59)	(108)	(167)
Taxation	(2)	–	(2)	(1)	(3)	(4)

Share of post tax profit (loss)	22	(7)	15	14	2	16

	Associates	Joint ventures	Total
	£m	£m	£m

At 1 April 2005	28	74	102
Share of post tax profit	13	3	16
Acquisitions	2	6	8
Disposals	–	(86)	(86)
Translation differences	2	6	8

At 1 April 2006	45	3	48
Share of post tax profit (loss)	22	(7)	15
Dividends received	(5)	(1)	(6)
Acquisitions	3	4	7
Disposals	(1)	–	(1)
Translation differences and other	(3)	7	4

At 31 March 2007	61	6	67

During the 2007 financial year, the group disposed of 6% of its equity interest in its associate Tech Mahindra, resulting in a profit on disposal of £22 million. At 31 March 2007, the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £702 million (2006: £nil).
     During the 2006 financial year, the LG Telecom joint venture (carrying value £86 million), was transferred to available-for-sale assets in connection with the early redemption of the group’s US dollar convertible 2008 bond.
     Details of the group’s principal associate at 31 March 2007 are set out on page 105.

15.   Trade and other receivables

	2007	2006
	£m	£m

Current
Trade receivables	1,592	1,662
Amounts owed by ultimate parent company	8	27
Amounts owed by parent company	18,734	18,787
Prepayments	922	686
Accrued income	1,284	1,254
Other debtors	275	292

	22,815	22,708

Trade receivables are stated after deducting £280 million (2006: £315 million) for doubtful debts. The amount charged to the income statement for doubtful debts for the year ended 31 March 2007 was £117 million (2006: £170 million, 2005: £150 million).

	2007	2006
	£m	£m

Non current
Other assets[a]	523	305

a	Represents costs relating to the initial set up, transition or transformation phase of long term networked IT services contracts.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	53

16.   Loans and other borrowings

	2007	2006
	£m	£m

US dollar 9.125% (2006: 8.875%) notes 2030 (minimum 8.625%a)[b]	1,398	1,580
Sterling 5.75% bonds 2028	608	607
Sterling 3.5% indexed linked notes 2025	301	291
Sterling 8.625% bonds 2020	297	297
Sterling 8.0% (2006: 7.75%) notes 2016 (minimum 7.5%a)	712	709
Euro 7.375% (2006: 7.125%) notes 2011 (minimum 6.875%a)[b]	768	790
US dollar 8.625% (2006: 8.375%) notes 2010 (minimum 8.125%a)[b]	1,515	1,713
US dollar 8.765% bonds 2009[c]	108	120
US dollar 7% notes 2007[c]	542	624
Sterling 7.375% notes 2006 (minimum 7.125%a)	–	409

Total listed bonds, debentures and notes	6,249	7,140

Finance leases	567	845

Commercial paper[b,d]	794	472
Sterling bank loans due 2007-2009 (average effective interest rate 10.4% (2006: 9.7%))	147	240
Sterling floating rate note 2007-2009 (average effective interest rate 4.3% (2006: 4.1%))	42	49
Sterling floating rate loan 2007-2009 (average effective interest rate 5.5% (2006: 4.6%))	724	1,003
Preference shares	–	5
Other loans 2007-2010	16	–
Bank overdrafts (of which £49 million (2006: £171 million) had a legally enforceable right of set off – see note 8)	51	181
Amounts due to ultimate parent company[e]	137	–
Amounts due to parent company[f]	153	–

Total other loans and borrowings	2,064	1,950

Total loans and other borrowings	8,880	9,935

a
The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table.

b	Hedged in a designated cash flow hedge.
c	Hedged in a designated cash flow and fair value hedge.
d	Commercial paper is denominated in sterling (2007: £25 million, 2006: £35 million), US dollar (2007: £nil million, 2006: £66 million) and euro (2007: £769 million, 2006: £371 million).
e	Amounts due to ultimate parent company are denominated in sterling and incur a floating rate of interest based on LIBOR.
f	Amounts due to parent company include loans denominated in euros of £148 million and incur a floating rate of interest based on EURIBOR.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements. The carrying values disclosed above for the current year reflect balances at amortised cost adjusted for deferred and current fair value adjustments to the relevant loans or borrowings’ hedged risk in a fair value hedge. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships which is reflected in the table below. Apart from finance leases all borrowings as at 31 March 2007 and 2006 are unsecured.

	2007				2006

				Principal			Principal
				repayments			repayments
	Carrying	Effect of hedging		at hedged	Carrying	Effect of hedging	at hedged
	amount	and interest	[a]	rates	amount	and interest [a]	rates
	£m	£m		£m	£m	£m	£m

Repayments fall due as follows:
Within one year, or on demand	2,493	(143)		2,350	1,940	(190)	1,750
Between one and two years	330	1		331	1,182	(3)	1,179
Between two and three years	340	21		361	337	–	337
Between three and four years	2,250	271		2,521	369	8	377
Between four and five years	12	–		12	2,467	55	2,522
After five years	3,454	242		3,696	3,628	63	3,691
Total due for repayment after more than one year	6,386	535		6,921	7,983	123	8,106

Total repayments	8,879	392		9,271	9,923	(67)	9,856
Fair value adjustments for hedged risk	1				12

Total loans and other borrowings	8,880				9,935

a	Adjustment for hedging and interest reflects the impact of the currency element of derivatives and adjusts the repayments to exclude interest recognised in the carrying amount.

54	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

16.   Loans and other borrowings continued

			Repayment of outstanding
	Minimum lease payments		lease obligations

	2007	2006	2007	2006
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	329	361	303	318
In the second to fifth years inclusive	123	391	56	316
After five years	415	430	208	211

	867	1,182	567	845
Less: future finance charges	(300)	(337)	–	–

Total finance lease obligations	567	845	567	845

The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

17.   Derivative financial instruments

	2007		2006

	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Interest rate swaps – cash flow hedge	15	234	–	405
Other interest rate swaps	11	240	49	304
Cross currency swaps – cash flow hedge	10	755	20	417
Cross currency swaps – fair value hedge	–	78	12	16
Forward foreign exchange contracts – cash flow hedge	16	3	7	5
Other forward foreign exchange contracts	–	–	–	3
Embedded derivatives – options	–	–	–	2

	52	1,310	88	1,152

Analysed as:
Current	27	318	69	332
Non current	25	992	19	820

	52	1,310	88	1,152

Details of hedges in which the derivative financial instruments are utilised are disclosed in note 33.

18.   Trade and other payables

	2007	2006
	£m	£m

Current
Trade payables	3,717	3,466
Amounts owed to ultimate parent company	–	3
Amounts owed to parent company	290	715
Other taxation and social security	473	521
Other creditors	906	916
Accrued expenses	519	488
Deferred income	1,071	1,120

	6,976	7,229

	2007	2006
	£m	£m

Non current
Other creditors	553	445
Deferred income	37	40

	590	485

Non current payables relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	55

19.   Provisions

	Property		Other
	provisions	[a]	provisions	[b]	Total
	£m		£m		£m

At 1 April 2006	226		105		331
Charged to the income statement[c]	85		30		115
Unwind of discount	3		–		3
Utilised in the year	(74)		(50)		(124)

At 31 March 2007	240		85		325

Provisions have been analysed between current and non current as follows:

	2007	2006
	£m	£m

Analysed as:
Current	100	70
Non current	225	261

	325	331

a	Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 24 years.
b	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach, which will be utilised over one year.
c	Includes specific items of £64 million for property rationalisation costs and £30 million relating to the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and meet the requirements of the Undertakings, see note 4.

20.   Deferred taxation

	Excess	Retirement	Share
	capital	benefit	based
	allowances	obligations	payments	Other	Total
	£m	£m	£m	£m	£m

At 1 April 2005	1,968	(1,434)	(7)	(518)	9
Charge (credit) to income statement	(16)	41	(13)	132	144
Charge (credit) to equity	–	629	(5)	(36)	588

At 31 March 2006	1,952	(764)	(25)	(422)	741

Deferred tax (asset)	–	(764)	–	–	(764)
Deferred tax liability	1,952	–	(25)	(422)	1,505

At 31 March 2006	1,952	(764)	(25)	(422)	741

Charge (credit) to income statement	144	223	(33)	75	409
Charge (credit) to equity	–	424	(70)	62	416

At 31 March 2007	2,096	(117)	(128)	(285)	1,566

Deferred tax (asset)	–	(117)	–	–	(117)
Deferred tax liability	2,096	–	(128)	(285)	1,683

At 31 March 2007	2,096	(117)	(128)	(285)	1,566

At 31 March 2007, £117 million (2006: £764 million) of the deferred tax asset of £117 million (2006: £764 million) is expected to be recovered after more than twelve months. At 31 March 2007, £1,683 million (2006: £1,505 million) of the deferred tax liability of £1,683 million (2006: £1,505 million) is expected to be settled after more than twelve months.
     At 31 March 2007 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £21.1 billion (2006: £21.8 billion). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

	2007
Territory	£m	Expiry of losses

Restricted losses:
Americas	218	2012-2027
Europe	1,226	2007-2022

Total restricted losses	1,444

Unrestricted losses:
Operating losses	1,026	No expiry
Capital losses	17,595	No expiry
Other	1,044	No expiry

Total unrestricted losses	19,665

Total	21,109

56	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

20.   Deferred taxation continued
At the balance sheet date, the undistributed earnings of overseas subsidiaries was £9.3 billion (2006: £8.6 billion). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.

21.   Minority interests

	2007	2006
	£m	£m

At 1 April	52	50
Share of profits	2	1
Disposal	(15)	–
Minority share of dividends paid	(3)	–
Exchange adjustments	(2)	1

At 31 March	34	52

22.   Reconciliation of movements in equity

	2007	2006	2005
	£m	£m	£m

Total equity at 1 April	20,080	19,186	17,417
Transition to IAS 32 and IAS 39	–	(204)	–
Profit for the year	3,541	2,242	2,513
Dividends	(2,330)	(2,553)	(1,028)
Share based payments	71	65	50
Exchange differences on translation	(156)	11	19
Actuarial gains	1,409	2,122	294
Net fair value movements on cash flow hedges	163	(200)	–
Net movements on available-for-sale assets	8	(3)	–
Tax on items taken directly to equity	(404)	(588)	(79)
Minority interest	(18)	2	4
Other	–	–	(4)

Net movement in equity	2,284	894	1,769

Total equity at 31 March	22,364	20,080	19,186

23.   Share capital

	Share capital	[a]	Share premium	[b]
	£m		£m

Balances at 1 April 2006 and 31 March 2007	2,172		8,000

a	The authorised share capital of the company throughout the years ended 31 March 2007 and 31 March 2006 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each. The allotted called up and fully paid share capital of the company was £2,172 million at 31 March 2007 (2006: £2,172 million) representing 8,689,755,905 ordinary shares (2006: 8,689,755,905 ordinary shares).
b	The share premium account, representing the premium on allotment of shares, is not available for distribution.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	57

24.   Other reserves and retained earnings

		Available-		Merger		Total
	Cash flow	for-sale	Translation	and other		other	Retained
	reserve [a]	reserve [b]	reserve [c]	reserves	[d]	reserves	earnings
	£m	£m	£m	£m		£m	£m

At 1 April 2004	–	–	–	858		858	6,341
Profit for the year	–	–	–	–		–	2,513
Foreign exchange adjustments	–	–	19	–		19	–
Share based payments	–	–	–	–		–	50
Dividends	–	–	–	–		–	(1,028)
Actuarial gain	–	–	–	–		–	294
Tax on items taken directly to equity	–	–	(7)	–		(7)	(72)
Other	–	–	–	–		–	(4)

At 31 March 2005	–	–	12	858		870	8,094
Transition to IAS 32 and IAS 39[e]	77	5	–	–		82	(286)

At 1 April 2005	77	5	12	858		952	7,808
Profit for the year	–	–	–	–		–	2,242
Foreign exchange adjustments	–	–	40	–		40	–
Share based payments	–	–	–	–		–	65
Dividends	–	–	–	–		–	(2,553)
Actuarial gain	–	–	–	–		–	2,122
Net fair value gains on cash flow hedges	4	–	–	–		4	–
Gains on available-for-sale assets	–	32	–	–		32	–
Fair value loss on net investment hedge	–	–	(20)	–		(20)	–
Recognised in income and expense in the year	(204)	(35)	(9)	–		(248)	–
Tax on items taken directly to equity	45	–	–	–		45	(633)

At 1 April 2006	(78)	2	23	858		805	9,051

Profit for the year	–	–	–	–		–	3,541
Foreign exchange adjustments	–	–	(156)	–		(156)	–
Share based payments	–	–	–	–		–	71
Dividends	–	–	–	–		–	(2,330)
Actuarial gain	–	–	–	–		–	1,409
Net fair value losses on cash flow hedges	(201)	–	–	–		(201)	–
Gains on available-for-sale assets	–	9	–	–		9	–
Recognised in income and expense in the year	364	(1)	–	–		363	–
Tax on items taken directly to equity	(62)	–	–	–		(62)	(342)

At 31 March 2007	23	10	(133)	858		758	11,400

a	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.
b	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross gain in the period amounted to £9 million (2006: £35 million).
c	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
d	The merger reserve arose on the group reorganisation that occurred in November 2001 and represents the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the share capital, share premium and capital redemption reserve of the prior ultimate parent company, BT Telecommunications plc. Other reserves included within this caption relate primarily to unrealised gains and losses on the transfer of assets and group undertakings to a joint venture.
e	The total impact on reserves of the IAS 32 and IAS 39 transitional adjustment is a charge of £204 million.

58	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

25.   Related party transactions
Amounts paid to the group’s retirement benefit schemes are set out in note 28. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed. Amounts owed by the parent company, BT Group Investments Limited, and by the ultimate parent company, BT Group plc, are disclosed in note 15. Amounts owed to the parent company and the ultimate parent company are disclosed in note 18. Interest income and expense on these loans are disclosed in note 5. The company holds ordinary shares in the ultimate parent company, disclosed in note 13. These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.
     Key management personnel are deemed to be the members of the Operating Committee which includes the executive directors of the ultimate parent company. It is this committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation, is shown in the table below:

	2007	2006	2005
	£m	£m	£m

Salaries and short-term benefits	6.5	5.8	5.2
Post employment benefits	1.4	1.9	1.1
Share based payments	3.2	2.6	1.8

	11.1	10.3	8.1

During the 2007 financial year, the group purchased services in the normal course of business and on an arm’s length basis from its associate, Tech Mahindra Limited. The value of services purchased was £178 million (2006: £105 million) and the amounts outstanding and payable for services at 31 March 2007 was £97 million (2006: £59 million).

26.   Financial commitments and contingent liabilities
Capital expenditure contracted for at the balance sheet date but not yet incurred was:

	2007	2006
	£m	£m

Property, plant and equipment and software	779	754

Future minimum operating lease payments for the group were as follows:

	2007	2006
	£m	£m

Payable in the year ending 31 March:
2007	–	474
2008	479	449
2009	449	439
2010	433	429
2011	421	414
2012	408	402
Thereafter	7,367	7,175

Total future minimum operating lease payments	9,557	9,782

Operating lease commitments were mainly in respect of land and buildings. Leases have an average term of 24 years and rentals are fixed for an average of 24 years.
     At 31 March 2007, other than disclosed below there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$82 million (2006: US$72 million), approximately £39 million (2006: £42 million) as at 31 March 2007, although this could increase by a further US$486 million (2006: US$545 million), approximately £248 million (2006: £314 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
     Following the European Commission’s formal investigation into the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether the government complied with European community treaty roles on state aid, the Commission concluded that no state aid had been granted. The Commission’s decision has now been appealed but the company continues to believe that any allegation of state aid is groundless and that the appeal will not succeed.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	59

27.   Acquisitions

	INS	Plusnet	Other	Total
Year ended 31 March 2007	£m	£m	£m	£m

Fair value of consideration	133	66	144	343
Less: fair value of net assets acquired	12	9	40	61

Goodwill arising	121	57	104	282

Consideration:
Cash	131	64	94	289
Deferred consideration	2	2	50	54

Total	133	66	144	343

The outflow of cash and cash equivalents is as follows:
Cash consideration	131	64	94	289
Less: cash acquired	2	5	14	21

	129	59	80	268

	Atlanet	Radianz	Other	Total
Year ended 31 March 2006	£m	£m	£m	£m

Fair value of consideration	65	143	69	277
Less: fair value of net assets acquired[a]	21	104	17	142

Goodwill arising[a]	44	39	52	135

Consideration:
Cash	58	120	52	230
Deferred consideration	7	–	17	24
Debt assumed	–	23	–	23

Total	65	143	69	277

The outflow of cash and cash equivalents is as follows:
Cash consideration	58	115	52	225
Less: cash acquired	5	44	11	60

	53	71	41	165

a	The fair value of net assets acquired through the acquisition of Atlanet have been restated in the current financial year. For further details see Atlanet acquisition note.

Year ended 31 March 2007
International Network Services
On 25 February 2007, BT acquired 100% of the issued share capital of International Network Services Inc. (INS) for a total consideration of £133 million. The net assets acquired in the transaction and the goodwill arising were as follows:

Book and fair value
£m

Intangible assets	3
Property, plant and equipment	1
Receivables	18
Cash and cash equivalents	2
Payables	(12)

Net assets acquired	12

Goodwill	121

Total consideration	133

The fair value adjustments relating to the acquisition of INS are provisional due to the timing of the transaction and will be finalised during the 2008 financial year, which will include the identification and valuation of any intangible assets acquired through the transaction. Accordingly the value of any acquired intangible assets are aggregated within goodwill.
     From the date of acquisition, INS has contributed to the group’s results revenue of £5 million and a net loss of £1 million. If the acquisition had occurred on 1 April 2006, the group’s revenue would have been higher by £63 million, and profit for the year would have been lower by £5 million (2006: £74 million higher and £5 million lower respectively).

60	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

27. Acquisitions continued
PlusNet
On 16 November 2006, the group announced an offer to acquire 100% of the share capital of PlusNet plc. The offer became unconditional on 23 January 2007 once sufficient acceptances had been received from shareholders and all regulatory clearances were obtained. 23 January is therefore considered to be the date of acquisition. The net assets acquired in the transaction and the goodwill arising were as follows:

Book and fair value £m

Intangible assets	5
Property, plant and equipment	5
Receivables	1
Cash and cash equivalents	5
Payables	(7)

Net assets acquired	9

Goodwill	57

Total consideration	66

The fair value adjustments relating to the acquisition of PlusNet are provisional due to the timing of the transaction and will be finalised during the 2008 financial year, which will include the identification and valuation of any intangible assets acquired through the transaction. Accordingly, the value of any acquired intangible assets are aggregated within goodwill.
     From the date of acquisition, PlusNet has contributed to the group’s results revenue of £7 million and a net income of £nil. If the acquisition had occurred on 1 April 2006, the group’s revenue would have been higher by £7 million, and profit for the year would have been higher by £3 million (2006: £9 million higher and £1 million higher respectively).

Other acquisitions
During the year ended 31 March 2007, the group acquired a number of other smaller subsidiary undertakings including principally dabs.com plc, I3IT Limited and Counterpane LLC. The combined net assets and goodwill arising in respect of these acquisitions were as follows:

	Book value £m	Fair value adjustments £m	Fair value £m

Intangible assets	–	12	12
Property, plant and equipment	7	(1)	6
Inventory	4	–	4
Receivables	21	–	21
Cash and cash equivalents	14	–	14
Payables	(29)	–	(29)
Minority interest	12	–	12

Net assets acquired	29	11	40

Goodwill			104

Total consideration			144

The fair value adjustments in respect of intangible assets are due to the recognition of £8 million and £4 million in respect of a brand and customer relationships respectively. The assessment of the fair value of the net assets of Counterpane LLC are provisional at 31 March 2007 and will be finalised during the 2008 financial year. This will include the identification and valuation of any intangible assets acquired through the transaction.
     From the date of acquisition, the companies have contributed to the group’s results revenue of £180 million and a net profit of £5 million. If the acquisitions had occurred on 1 April 2006, the group’s revenue would have been higher by £15 million, and profit for the year would have been lower by £4 million (2006: £159 million higher and £3 million higher respectively). Goodwill in respect of these acquisitions comprises principally the fair value of the skills and expertise of the acquired companies’ workforce and both anticipated revenue and cost synergies.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	61

27. Acquisitions continued
Year ended 31 March 2006
Atlanet
On 28 February 2006 the group acquired 100% of the issued share capital of Atlanet SpA (Atlanet) for total consideration of £65 million, including deferred consideration of £7 million and acquisition costs of £1 million. At 31 March 2006, the fair value of Atlanet’s net assets were determined on a provisional basis. During the 2007 financial year the determination of fair value has been finalised and adjustments have been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustments is not significant to the group. The net assets acquired in the transaction and the goodwill arising were as follows:

	Book and fair value, as previously reported	Fair value adjustments	Fair value
	£m	£m	£m

Intangible assets	2	(2)	–
Property, plant and equipment	25	–	25
Receivables	46	(6)	40
Cash and cash equivalents	5	–	5
Payables	(43)	(6)	(49)

Net assets acquired	35	(14)	21

Goodwill			44

Total consideration			65

The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the anticipated cost synergies and savings that are forecast to arise subsequent to the acquisition.

Radianz
On 29 April 2005, the group acquired 100% of the issued share capital of Radianz Limited (Radianz) for total consideration of £143 million, including acquisition costs of £5 million. The net assets acquired in the transaction, and the goodwill arising, were as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	22	22
Property, plant and equipment	55	(4)	51
Receivables	40	–	40
Cash and cash equivalents	44	–	44
Payables	(53)	–	(53)

Net assets acquired	86	18	104

Goodwill			39

Total consideration			143

Intangible assets, comprising a brand, customer lists and customer relationships, were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the assembled work force, expected cost savings and synergies.

Other
During the year ended 31 March 2006 the group acquired a number of other smaller subsidiary undertakings and businesses including principally SkyNet Systems Limited, the CARA Group and Total Network Solutions Limited. The combined net assets and goodwill arising in respect of these acquisitions were as follows:

Book and fair value
£m

Property, plant and equipment	5
Inventories	4
Receivables	26
Cash and cash equivalents	11
Payables	(29)

Net assets acquired	17

Goodwill	52

Total consideration	69

62	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

28. Retirement benefit plans
Background
The group offers retirement benefit schemes to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). The total pension cost of the group for the year included within staff costs was £643 million (2006: £603 million, 2005: £540 million).

Defined contribution schemes
The income statement charge in respect of defined contribution schemes represents the contribution payable by the group based on a fixed percentage of employees’ pay. The total pension cost for the year in respect of the group’s main defined contribution scheme was £28 million (2006: £19 million, 2005: £11 million) and £3 million (2006: £2 million, 2005: £1 million) of contributions were outstanding at 31 March 2007.

Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions including the Chairman of the Trustees. Four trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three year term, but are then eligible for re-appointment.

Measurement of scheme assets and liabilities – IAS 19
Scheme assets are measured at market value at the balance sheet date. The liabilities of the BTPS are measured by discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds of an equivalent term to the liability. Actuarial gains and losses are recognised in full in the period in which they occur in the statement of recognised income and expense.

The financial assumptions used to measure the net pension obligation of the BTPS at 31 March 2007 are as follows:

	Real rates (per annum)					Nominal rates (per annum)

	2007		2006		2005	2007		2006		2005
	%		%		%	%

Rate used to discount liabilities	2.28		2.19		2.63	5.35		5.00		5.40
Average future increases in wages and salaries	0.75	[a]	0.75	[a]	1.00	3.77	[a]	3.52	[a]	3.73
Average increase in pensions in payment and deferred pensions	–		–		–	3.00		2.75		2.70
Inflation – average increase in retail price index	–		–		–	3.00		2.75		2.70

[a]	There is a short term reduction in the real salary growth assumption to 0.5% for the first three years.

The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2007	2006
	Number of years	Number of years

Male in lower pay bracket	22.6	22.5
Male in higher pay bracket	25.0	24.7
Female	25.6	25.4
Future improvement every 10 years	1.0	1.0

Amounts recognised in respect of defined benefit schemes
The net pension obligation is set out below:

	2007			2006

	Assets	Present value of liabilities	Deficit	Assets	Present value of liabilities	Deficit
	£m	£m	£m	£m	£m	£m

BTPS	38,287	38,580	293	35,550	38,005	2,455
Other schemes	103	199	96	90	182	92

	38,390	38,779	389	35,640	38,187	2,547
Deferred tax asset at 30%			(117)			(764)

Net pension obligation			272			1,783

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	63

28. Retirement benefit plans continued
Amounts recognised in the income statement on the basis of the above assumptions in respect of the defined benefit pension obligations are as follows:

	2007	2006	2005
	£m	£m	£m

Current service cost (including defined contribution schemes)	643	603	540

Total operating charge	643	603	540
Expected return on pension scheme assets	(2,292)	(2,070)	(1,918)
Interest on pension scheme liabilities	1,872	1,816	1,720

Net finance income	(420)	(254)	(198)

Total amount charged to the income statement	223	349	342

An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2007	2006	2005
	£m	£m	£m

Actuarial gains and losses recognised in the year	1,409	2,122	294
Cumulative actuarial gains and losses	3,825	2,416	294
Actual return on plan assets	3,285	6,925	3,582

Changes in the present value of the defined benefit pension obligation are as follows:

	2007	2006
	£m	£m

Opening defined benefit pension obligation	(38,187)	(34,435)
Service cost	(600)	(568)
Interest expense	(1,872)	(1,816)
Contributions by employees	(18)	(21)
Actuarial gain (loss)	416	(2,733)
Benefits paid	1,477	1,385
Exchange differences	5	1

Closing defined benefit pension obligation	(38,779)	(38,187)

The present value of the obligation is derived from long term cash flow projections and is thus inherently uncertain.

Changes in the fair value of plan assets are as follows:

	2007	2006
	£m	£m

Opening fair value of plan assets	35,640	29,628
Expected return	2,292	2,070
Actuarial gains	993	4,855
Regular contributions by employer	406	398
Deficiency contribution by employer	520	54
Contributions by employees	18	21
Benefits paid	(1,477)	(1,385)
Exchange differences	(2)	(1)

Closing fair value of plan assets	38,390	35,640

The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2007, the UK equities included 14 million (2006: 15 million) ordinary shares of BT Group plc with a market value of £43 million (2006: £33 million). The group occupies two properties owned by the BTPS on which an annual rental of £0.1 million is payable (2006: £2 million).

The expected long-term rate of return and fair values of the assets of the BTPS at 31 March were:

	2007				2006

	Expected long- term rate of return (per annum)	Asset fair value		Target	Expected long- term rate of return (per annum)	Asset fair value		Target
	%	£bn	%	%	%	£bn	%	%

UK equities	7.4	9.8	26	23	7.4	9.9	28	25
Non-UK equities	7.4	11.2	29	31	7.4	10.8	30	32
Fixed-interest securities	4.7	6.5	17	16	4.9	5.6	16	16
Index-linked securities	4.4	3.3	9	10	4.1	3.2	9	10
Property	5.8	4.7	12	13	5.8	4.4	12	12
Cash and other	4.8	2.8	7	7	4.0	1.7	5	5

	6.4	38.3	100	100	6.5	35.6	100	100

64	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

28. Retirement benefit plans continued
The assumption for the expected return on scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and interest linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above yields on government bonds and consensus economic forecasts of future returns. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance income.
The history of experience gains and losses are as follows:

	2007	2006	2005
	£m	£m	£m

Present value of defined benefit obligation	38,779	38,187	34,435
Less: Fair value of plan assets	38,390	35,640	29,628

Net pension obligation	389	2,547	4,807
Experience adjustment on defined benefit obligation	190	(527)	(437)
Percentage of the present value of the defined benefit obligation	0.5%	1.4%	1.3%
Experience adjustment on plan assets	993	4,855	1,664
Percentage of the plan assets	2.6%	13.6%	5.6%

The group expects to contribute approximately £748 million to the BTPS, including £320 million of deficiency contributions, in the 2008 financial year.

Sensitivity analysis of the principal assumptions used to measure the BTPS scheme liabilities
The assumed discount rate, mortality rates and salary increases all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation to changes in these assumptions.

Impact on deficit
(Decrease) Increase
£bn

0.25 percentage point increase to:
– discount rate	(1.4)
– salary increases	0.3
Additional 1.0 year increase to life expectancy	1.5

Funding valuation and future funding obligations
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.
     The valuation basis for funding purposes is broadly as follows:

–	scheme assets are valued at market value at the valuation date; and
–	scheme liabilities are measured using a projected unit credit method and discounted to their present value.

     The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)				Nominal rates (per annum)

	2005	2002		1999	2005	2002		1999
	valuation	valuation		valuation	valuation	valuation		valuation
	%	%		%	%	%		%

Discount rate
Pre retirement liabilities	3.06				5.84
Post retirement liabilities	1.79				4.54
Return on existing assets, relative to market values		4.52		2.38		7.13		5.45
(after allowing for an annual increase in dividends of)		1.00		1.00		3.53		4.03
Return on future investments		4.00		4.00		6.60		7.12
Average increase in retail price index	–	–		–	2.70	2.50		3.00
Average future increases in wages and salaries	0.75	1.5	[a]	1.75	3.47	4.04	[a]	4.80
Average increase in pensions	–	–		–	2.70	2.50		3.00

[a]	There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	65

28.   Retirement benefit plans continued
At 31 December 2005, the assets of the BTPS had a market value of £34.4 billion (2002: £22.8 billion) and were sufficient to cover 90.9% (2002: 91.6%) of the benefits accrued by that date. This represented a funding deficit of £3.4 billion compared to £2.1 billion at 31 December 2002. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis the scheme would have been in surplus. The market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid. In the three years ended 31 December 2005, the deficit had not improved by the same amount as the assets because the liabilities included longer life expectancy assumptions and used a lower discount rate.
     Following the valuation, the ordinary contributions rate increased to 19.5% of pensionable salaries (including employee contributions of 6%) from 18.2% with effect from 1 January 2007. In addition, the group will make deficiency payments equivalent to £280 million per annum for ten years. The first three years’ instalments are to be paid up front; £520 million was paid in the 2007 financial year and £320 million was paid in April 2007. Subsequently, annual payments of £280 million will be made, with the next payment due in December 2009. This compared to annual deficiency payments of £232 million that were determined under the 2002 funding valuation.
     In the year ended 31 March 2007, the group made regular contributions of £402 million (2006: £396 million). Deficiency contributions of £520 million were also made (2006: £54 million), and a further £320 million was paid in April 2007. Accordingly no further deficiency payments are due until after the 31 December 2008 valuation.
     The intention is for there to be sufficient assets in the scheme to pay pensions now and in the future. Without any further contribution from the company, it is estimated that as at 31 December 2005, the assets of the scheme would have been sufficient to provide around 70% of the members’ benefits with an insurance company.
     If the group were to become insolvent, however, there are a number of additional protections available to members. Firstly, there is the Crown Guarantee which was granted when the group was privatised in 1984. This applies, on a winding up of the group, to pension entitlements for anyone who joined the scheme before 6 August 1984, and to payments to beneficiaries of such persons. Secondly, the Pension Protection Fund (PPF) may take over the scheme and pay certain benefits to members. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.
     Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The agreed funding plan addresses the deficit over a period of ten years. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

29.   Directors’ emoluments and pensions
For the year ended 31 March 2007 the aggregate emoluments of the directors was £5,475,000 (2006: £4,809,000). This includes deferred bonuses of £1,889,500 (2006: £1,701,000) which have been awarded and are payable in 5p ordinary shares of BT Group plc in three years time subject to continuous employment.
     Retirement benefits were accruing to two directors (2006: three) under a defined benefit pension scheme.
     During the year one director exercised options (2006: nil) under BT Group share option plans. Four directors who held office for the whole or part of the year (2006: four) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares vested in directors during the year under BT long-term incentive plans was £1,313,000.
     The emoluments of the highest paid director were £3,226,000 (2006: £3,010,000). He is entitled to receive 3,135,251 BT Group plc 5p ordinary shares under BT long-term incentive plans subject to continuous employment and in some cases to certain performance conditions being met. He did not exercise any share options.
     Included in the above aggregate emoluments are those of Ben Verwaayen and Hanif Lalani, who are also directors of the ultimate parent company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.

66	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

30.   Employees

	2007		2006		2005

	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group:
UK	92.8	92.4	92.7	91.5	90.8	90.7
Non-UK	13.4	12.8	11.7	11.5	11.3	8.9

Total employees	106.2	105.2	104.4	103.0	102.1	99.6

	2007		2006		2005

	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group:
BT Global Services	29.6	28.9	28.7	28.5	28.4	26.0
BT Retail	20.4	20.5	20.2	19.9	20.4	20.7
BT Wholesale	12.5	13.4	14.8	14.4	43.6	43.0
Openreach	33.3	32.1	30.5	30.0	–	–
Other	10.4	10.3	10.2	10.2	9.7	9.9

Total employees	106.2	105.2	104.4	103.0	102.1	99.6

The employee numbers by line of business for 2005 are presented on the previous line of business structure prior to the creation of Openreach (see note 1).

31.   Share based payments
The total charge recognised in the 2007 financial year in respect of share based payment plans was £93 million (2006: £76 million, 2005: £50 million). The total fair value to be recognised over the vesting period of share options and awards granted in the 2007 financial year was £92 million (2006: £105 million, 2005: £88 million).
     The ultimate parent company, BT Group plc, has an employee share investment plan and savings-related share option plans for the employees of the company and those of its participating subsidiaries, further share option plans for selected group employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share based payment plans are equity settled and details of these plans are provided below.

Share option plans
BT Group Employee Sharesave plans
There is an HM Revenue and Customs approved savings related share option plan, under which employees save on a monthly basis, over a three or five year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Options are granted annually, usually in June. Similar plans operate for BT’s overseas employees.
     Employees may cancel sharesave options and remain employed by the group. In such cases the options cancelled do not vest and the monthly savings contributions are returned to the employee, with interest if applicable. Such events are accounted for by ceasing to record a share based payments charge from the date of the employee’s withdrawal from the relevant plan. Previously recorded share based payment charges are not reversed, and no charge is made for the accelerated vesting of future options that will not now vest.
     For options outstanding at 31 March 2007, 2006 and 2005, the weighted average exercise prices are shown below.

	2007		2006		2005

	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price

Outstanding at the beginning of the year	279	166p	262	169p	233	180p
Granted during the year	49	185p	59	179p	91	149p
Forfeited during the year	(12)	176p	(20)	173p	(59)	176p
Exercised during the year	(42)	199p	(2)	215p	–	–
Expired during the year	(2)	179p	(20)	216p	(3)	176p

Outstanding at the end of the year	272	165p	279	166p	262	169p

Exercisable at the end of the year	2	210p	–	–	16	218p

The weighted average remaining contractual life of options exercisable at 31 March 2007 was 4 months (2006: nil, 2005: 5 months). The intrinsic value of options exercisable at 31 March 2007 was £2 million (2006: £nil, 2005: £nil).
     Options were exercised regularly throughout the year. The weighted average share price during the year was 265p (2006: 205p, 2005: 183p).
     The total intrinsic value of options exercised during the year was £36.5 million (2006: £0.7 million, 2005: £nil). The intrinsic value of options outstanding at 31 March 2007 was £378 million (2006: £115 million, 2005: £105 million).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	67

31.   Share based payments continued
The weighted average fair value of savings related options granted during the 2007 financial year has been estimated on the date of grant using a binomial option pricing model. The following weighted average assumptions were used in that model: an expected life extending three months later than the first exercise date; share price at date of grant of 229p (2006: 223p, 2005: 195p); estimated annualised dividend yield of approximately 5.5% (2006: 5%, 2005: 5%); risk free interest rates of approximately 5% (2006: 4%, 2005: 5%) and expected volatility of approximately 17% (2006: 25%, 2005: 25%). Volatility has been determined by reference to BT’s historical volatility over a three year period, which is expected to reflect the BT share price in the future. The exercise prices are 202p (2006: 192p, 2005: 165p) for Sharesave options exercisable three years after the date of grant and 179p (2006: 171p, 2005: 146p) for Sharesave options exercisable five years after the date of grant. The weighted average fair value of Sharesave options granted in the 2007 financial year was 35p (2006: 44p, 2005: 41p) for Sharesave options exercisable three years after the date of grant and 45p (2006: 55p, 2005: 52p) for Sharesave options exercisable five years after the date of grant.
     Options granted under BT’s international sharesave, which is a three year plan, have been valued using the same assumptions. The exercise price is 179p (2006: 171p, 2005: 146p). The weighted average fair value of these share options is 46p (2006: 49p, 2005: 52p). The share price at the date of grant was 229p (2006: 214p, 2005: 195p).

BT Group Global Share Option Plan (GSOP)
There were no options granted under the GSOP in the 2007 or 2006 financial years. The options granted in previous years will be exercisable subject to continued employment and meeting corporate performance targets. These options were valued using Monte Carlo simulations. The weighted average fair value of options granted under the 2005 GSOP was estimated as 36p. The following weighted average assumptions were used in that model: dividend yield of 5%, expected volatility of 25% and a risk free interest rate of 4%.

BT Group Legacy Option Plan
On the demerger of O2, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan.
     The BT Group Legacy Option Plan was launched on 17 December 2001 following the scheme of arrangement and demerger of O2 in November 2001, and is therefore outside the scope of IFRS 2. Replacement unapproved options over BT Group plc shares were granted to all participants in the executive option plans who had released their options over British Telecommunications plc shares. The value of the replacement options was determined by averaging the combined prices of BT Group plc and O2 plc shares over the 20 dealing days following the demerger on 19 November 2001. This resulted in a factor of 1.3198 being applied to the former option over British Telecommunications plc shares in order to give the number of BT Group plc shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option. The options are exercisable subject to continued employment and meeting corporate performance targets, on the third anniversary of the date of grant.
     For options outstanding at 31 March 2007, 2006 and 2005 in respect of the BT Group Global Share Option Plan and the BT Group Legacy Option Plan, the weighted average exercise prices are shown below.

	2007		2006		2005

	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price

Outstanding at the beginning of the year	187	213p	206	213p	194	216p
Granted during the year	–	–	–	–	31	193p
Forfeited during the year	(9)	222p	(16)	205p	(18)	193p
Exercised during the year	(20)	203p	(3)	199p	–	–
Expired during the year	(55)	189p	–	–	(1)	353p

Outstanding at the end of the year	103	227p	187	213p	206	213p

Exercisable at the end of the year	48	261p	57	280p	34	206p

Options were exercised regularly throughout the year.
     The weighted average remaining contractual life of options exercisable at 31 March 2007 was 67 months (2006: 84 months, 2005: 80 months). The intrinsic value of options exercisable at 31 March 2007 was £37 million (2006: £8 million, 2005: £1 million). The total fair value of options vested during the year was £8 million (2006: £8 million, 2005: £nil).
     The total intrinsic value of options exercised during the year was £23 million (2006: £nil, 2005: £nil). The intrinsic value of options outstanding at 31 March 2007 was £96 million (2006: £46million, 2005: £21 million).

68	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

31.   Share based payments continued
Outstanding options
The number of share options outstanding on BT Group plc shares under all share option plans at 31 March 2007, 2006 and 2005, together with their exercise prices and dates, were as follows:

	2007		2006		2005

Normal dates of exercise	Exercise price per share	No of options (millions)	Exercise price per share	No of options (millions)	Exercise price per share	No of options (millions)

BT Group Employee Sharesave Plans
2005	–	–	–	–	218p-255p	20
2006	–	–	154p-173p	20	154p-173p	22
2007	146p-227p	25	146p-227p	50	146p-227p	57
2008	154p-192p	99	154p-192p	103	154p	92
2009	146p-231p	75	146p	66	146p	71
2010	171p	38	171p	40	–	–
2011	179p	35	–	–	–	–

Total		272		279		262

BT Group Legacy Option Plan
2001-2011	318p-602p	12	318p-602p	14	318p-602p	15

Total		12		14		15

BT Group Global Share Option Plan
2005-2012	163p-263p	–	163p-263p	45	163p-263p	51
2004-2014	176p-199.5p	76	176p-199.5p	100	176p-199.5p	110
2007-2015	179p-215p	15	179p-215p	28	179p-215p	30

Total		91		173		191

Total outstanding options		375		466		468

The options outstanding under all share option plans at 31 March 2007, 2006 and 2005 have weighted average remaining expected and contractual lives as follows:

Executive plans

	2007			2006				2005

Range of exercise prices	Weighted average exercise price	Number of outstanding share options (millions)	Weighted average contractual remaining life	Range of exercise prices	Weighted average exercise price	Number of outstanding share options (millions)	Weighted average contractual remaining life	Range of exercise prices	Weighted average exercise price	Number of outstanding share options (millions)	Weighted average contractual remaining life

150p-249p	198p	91	80 months	150p-249p	195p	171	89 months	150p-249p	195p	190	100 months
250p-349p	263p	1	59 months	250p-349p	302p	8	65 months	250p-349p	304p	8	77 months
350p-650p	469p	11	49 months	350p-650p	552p	8	53 months	350p-650p	554p	8	65 months

Total		103				187				206

All employee plans

			2007				2006				2005

Range of exercise prices	Weighted average exercise price	Number of outstanding options (millions)	Weighted average contractual remaining life	Range of exercise prices	Weighted average exercise price	Number of outstanding options (millions)	Weighted average contractual remaining life	Range of exercise prices	Weighted average exercise price	Number of outstanding options (millions)	Weighted average contractual remaining life

100p-199p	155p	249	33 months	100p-199p	158p	243	39 months	100p-199p	154p	203	47 months
200p-300p	214p	23	21 months	200p-300p	220p	36	18 months	200p-300p	222p	59	22 months

Total		272				279				262

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	69

31.   Share based payments continued
Other share based payment plans
Incentive Share Plan, Deferred Bonus Plan and Retention Share Plan
The BT Group Incentive Share Plan (ISP) and the BT Group Retention Share Plan (RSP) were introduced for employees of the group in 2001. Under the plans, BT Group plc shares are conditionally awarded to participants.
     Under the ISP, participants are only entitled to these shares in full at the end of a three year period if the group has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. The corporate performance measure is BT’s total shareholder returns (TSR) measured against a comparator group of companies from the European Telecom Sector at the beginning of the relevant performance period. The ISP operated in the 2007 financial year with 1,507 participants being granted awards over 24.9 million shares (2006: 1,382 participants were granted awards over 23.2 million shares, 2005: 1,406 participants were granted awards over 12.6 million shares). Awards under the ISP have been valued using Monte Carlo simulations. TSRs were generated for BT and the comparator group at the end of the three year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks. The weighted average fair value of awards granted under the ISP for the 2007 financial year was 127p (2006: 123p, 2005: 98p). Awards under the ISP were valued by reference to the weighted average market price of the shares on the date of grant of 230p (2006: 222p, 2005: 195p). Historical dividend yields of 5.5% (2006: 4.1%, 2005: 5%), volatility of 17% (2006: 24%, 2005: 25%) and a risk free rate of 5% (2006: 4%, 2005: 4%) were used in the simulations.
     Under the RSP, the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group. During the 2007 financial year participants were granted awards over 0.8 million shares (2006: 1.8 million shares, 2005: 1.6 million shares). Awards under the RSP were valued by using the average middle market share price for the three days prior to grant date. The weighted average share price for awards granted in the 2007 financial year was 267p (2006: 216p, 2005: 182p). During the 2007 financial year 1.2 million shares vested in 11 participants in the RSP (2006: 1.1 million shares vested in 16 participants, 2005: 2.0 million shares vested in 11 participants).
     The BT Group Deferred Bonus Plan (DBP) was established in 1998 and awards are granted annually to selected employees of the group. Under this plan, shares in BT Group plc are transferred to participants at the end of three years if they continue to be employed by the group throughout that period. During the 2007 financial year participants were granted awards over 5.8 million shares (2006: 2.3 million shares, 2005: 2.9 million shares). Awards under the DBP were valued using the average middle market share price for the three days prior to grant date which was 232p (2006: 223p, 2005: 193p). During the 2007 financial year 2.9 million shares (2006: 2.0 million shares, 2005: 0.6 million shares) were transferred to 184 (2006: 193, 2005: 219) participants at the end of the three year period.

The number of shares issuable under the ISP, DBP and RSP were as follows:

	ISP	DBP	RSP	Total

		Number of shares (millions)
At 1 April 2004	–	5.2	3.0	8.2
Awards granted	12.6	2.9	1.6	17.1
Awards vested	–	(0.6)	(2.0)	(2.6)
Awards lapsed	(0.3)	–	–	(0.3)
Dividend shares reinvested	0.6	0.4	0.1	1.1

At 31 March 2005	12.9	7.9	2.7	23.5
Awards granted	23.2	2.3	1.8	27.3
Awards vested	–	(2.0)	(1.1)	(3.1)
Awards lapsed	(1.0)	(0.2)	–	(1.2)
Dividend shares reinvested	1.7	0.4	0.2	2.3

At 31 March 2006	36.8	8.4	3.6	48.8
Awards granted	24.9	5.8	0.8	31.5
Awards vested	–	(2.9)	(1.2)	(4.1)
Awards lapsed	(5.3)	(0.6)	(0.1)	(6.0)
Dividend shares reinvested	2.6	0.5	0.1	3.2

At 31 March 2007	59.0	11.2	3.2	73.4

In accordance with the terms of the ISP, DBP and RSP plans, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
     At 31 March 2007, 15.6 million shares (2006: 21.4 million; 2005: 23.3 million) were held in trust and 57.8 million shares (2006: 27.4 million; 2005: 0.2 million) were held in treasury for employee share plans and other share based payment plans.

70	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

31.   Share based payments continued
Employee Share Investment Plan
The BT Group Employee Share Investment Plan (ESIP) has been in operation since December 2001. The ESIP, which has been approved by HM Revenue and Customs, comprises ‘directshare’ and ‘allshare’. Under directshare, UK employees are given an opportunity to purchase BT Group plc shares (partnership shares) monthly out of pre-tax salary up to a maximum value of £1,500 per year. During the 2007 financial year, 6.3 million shares (2006: 6.4 million shares, 2005: 6.1 million shares), including 1.0 million shares (2006: 0.8 million shares, 2005: 0.2 million shares) purchased by dividend reinvestment, were purchased by the Trustee of the ESIP on behalf of 15,445 (2006: 14,443, 2005: 13,017) employees at a total cost of £14.3 million (2006: £13.7 million, 2005: £11.7 million). Allshare, the free shares element of the ESIP allows BT to provide free shares to UK employees which are held in trust for at least three years. Employees outside the UK receive the same awards of shares where practicable, otherwise they will receive awards equivalent to the value of the free shares. In 2007, 1% (2006: 1%, 2005: 0.5%) of pre-tax profits, amounting to £25 million, was allocated to Allshare (2006: £22 million, 2005: £11 million). Up to 2% of pre-tax profits would have been available subject to meeting two corporate performance targets; one of these to maintain earnings per share at the same level as in the 2006 financial year, and the other to have five percent more customers very or extremely satisfied with BT (provided the percentage of customers who are dissatisfied did not increase compared with the 2006 financial year). The earnings per share target was met but not the one for customer satisfaction. From the 2008 financial year onwards, Allshare will be replaced by free BT Total Broadband Option 3 for all employees in the UK.

Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADS) quarterly at a price (the Initial Base Option Price) which is 85% of the fair market price of an ADS at the start of the Initial Enrolment Period of, in the case of employees who enrol in the ESPP after the Initial Enrolment Period, 85% of the fair market price of an ADS on the last business day of the calendar quarter immediately following enrolment. From 15 May 2006 to 15 May 2007 2,070,190 shares (207,019 ADSs) have been transferred to participants out of treasury under the ESPP (from 15 May 2005 to 15 May 2006 1,750,560 shares (175,056 ADSs); from 15 May 2004 to 15 May 2005 934,782 shares (93,478 ADSs)). The fourth offer, with an Initial Base Option Price of US$32.52 ended in December 2006. A fifth offer was launched in December 2006 with an Initial Base Option Price of US$46.00 and will expire in December 2008.

Openreach
In the Undertakings given to Ofcom on 22 September 2005, BT agreed that the incentive elements of the remuneration of employees within Openreach should be linked to Openreach performance rather than BT targets or share price. However Openreach employees are allowed to participate in the BT HMRC approved all- employee share plans on the same terms as other BT employees.
     Therefore in order to comply with the Undertakings, during the 2007 financial year BT offered a cash alternative to 102 Openreach employees holding BT share options and awards in the BT Group plc 2004 and 2005 ISP and the 2004 GSOP. The cash alternative is payable to the employees at the time the options and awards would normally vest and remains subject to the employees continuing in employment throughout the vesting period. Those employees who declined the cash alternative will continue to be entitled to exercise their awards in accordance with the original vesting timetable. The impact of this modification did not have a significant impact on the consolidated financial statements. New arrangements were also introduced for Openreach employees during the 2007 financial year whereby long term incentive arrangements are linked to Openreach targets and will be paid in cash instead of shares and hence are neither equity or cash settled share based payment arrangements.

32.   Audit and non audit services
The following fees for audit and non audit services were paid or are payable to the company’s auditor, PricewaterhouseCoopers LLP, for the three years ended 31 March 2007.

	2007	2006	2005
	£’000	£’000	£’000

Audit services
Fees payable to the company’s auditor for the audit of the parent company and consolidated financial statements	3,061	1,883	1,745
Non audit services
Fees payable to the company’s auditor and its associates for other services:
– The audit of the company’s subsidiaries pursuant to legislation	3,518	3,286	2,363
– Other services pursuant to legislation	1,212	1,361	1,487
– Tax services	763	1,775	2,912
– Services relating to corporate finance transactions	748	317	989
– All other services	23	556	480

	9,325	9,178	9,976

In order to maintain the independence of the external auditors, the Board has determined policies as to what non audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company. All non-audit services are approved by the Audit committee.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	71

32.   Audit and non audit services continued
     ‘Audit Services’ represents fees payable for services in relation to the audit of the parent company and the consolidated financial statements and also includes fees for the report of the ultimate parent company under section 404 of the Sarbanes-Oxley Act of 2002.
     ‘Other services pursuant to legislation’ represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the company’s auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements.
     ‘Tax services’ represents fees payable for tax compliance and advisory services.
     ‘Services relating to corporate finance transactions’ represent fees payable in relation to due diligence work completed on acquisitions and disposals.
     ‘All other services’ represents fees payable for non-regulatory reporting on internal controls and other advice on accounting matters.

33.   Financial instruments and risk management
The group adopted IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005. Financial information was previously prepared under UK GAAP for the financial year ended 31 March 2005. Where applicable, information for the comparative period has been separately disclosed below in order to comply with the previous requirements of UK GAAP.
     The group issues or holds financial instruments mainly to finance its operations: for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper supported by committed borrowing facilities. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts.
     The group also uses financial instruments to hedge some of its currency exposures arising from its overseas short-term investment funds and other non-UK assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts.
     The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
     The group’s profile of borrowings and short-term funds is managed with consideration of the cash flow from operations. These borrowings and short-term funds are managed by the centralised treasury operation. The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investment in financial instruments is partially undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board.
     During the year ended 31 March 2007, the group’s net debt (note 9) increased from £7.6 billion to £8.2 billion mainly due to outflows arising on investing activities such as capital expenditure and acquisitions and from financing activities such as dividend and net interest payments which more than offset inflows mainly arising from operating activities. During the 2007 financial year, debt amounting to £1.1 billion matured consisting of the 2006 sterling 7.375% notes, finance leases and other sterling floating rate loans and notes. This was offset by increased holdings of commercial paper, increases in intragroup borrowings and lower current financial assets and cash and cash equivalent investments.
     During the year ended 31 March 2006 the group’s net debt (note 9) reduced from £8.0 billion to £7.6 billion mainly due to operational and working capital inflows. During the 2006 financial year two substantial notes matured, namely the 2005 US dollar 7.875% notes and 2006 Euro 6.375% notes amounting to £3.8 billion and were primarily funded from current financial assets and cash and cash equivalents. The group utilised its commercial paper programme during the year, which was supported by a committed borrowing facility, as well as raising a sterling floating rate borrowing of £1 billion.
     There has been no change in the nature of the group’s risk profile between 31 March 2007 and the date of these financial statements.

72	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

33.   Financial instruments and risk management continued
Interest rate risk management
The group has interest bearing financial assets and financial liabilities. The group’s policy is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates. In order to manage this profile, the group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed sterling interest rates after applying the impact of hedging instruments. At 31 March 2007, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion (2006: £5.1 billion).
     At 31 March 2007, the group’s fixed:floating interest rate profile, after hedging, on net debt was 73:27 (2006: 84:16).
     Based on the composition of financial instruments at 31 March 2007, a one percentage point increase in interest rates would increase the group’s annual finance income by approximately £180 million which is consistent with the 2006 financial year.

Foreign exchange risk management
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.
     Most of the group’s current revenue is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings, which totalled £5.4 billion (2006: £5.4 billion), are used to finance its operations. These borrowings have been predominantly swapped to sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2007 to fall by less than £220 million (2006: £150 million), with an insignificant effect on the group’s profits.
     At 31 March 2007, the group had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £6.1 billion (2006: £6.4 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from two months to 24 years. The notional value of forward currency contracts included in the gross notional principal at 31 March 2007 were £1,297 million (2006: £809 million) for purchases of currency and £2 million (2006: £781 million) for sales of currency. The forward currency contracts had a term remaining ranging from two to 321 days.

Credit risk management
The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where the group has a legal right of set off and the ability and intention to settle net, the relevant assets and liabilities are netted within the balance sheet. The group seeks collateral or other security where it is considered necessary.
     The maximum credit risk exposure of the group’s financial assets at 31 March 2007 and 31 March 2006 is represented by the amounts reported under the corresponding balance sheet headings.

Liquidity risk management
The group ensures its liquidity is maintained by entering into long and short term financial instruments to support operational and other funding requirements. The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Requirements of group companies for operating finance are met whenever possible from central resources. The group manages liquidity risk by maintaining adequate committed borrowing facilities. During the year the group utilised its commercial paper programme which was supported by a committed borrowing facility of up to £1,500 million (2006: £1,500 million). The facility is available for a period of five years. The group had additional committed borrowing facilities of £2,035 million (2006: £35 million). This amount includes a facility of £2,000 million (2006: £nil) and is available for one year with an extension option for a future year. Refinancing risk is managed by limiting the amount of borrowing that mature within any specified period.

Price risk management
The group has limited exposure to equity securities price risk on investments held by the group.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	73

33.   Financial instruments and risk management continued
Hedging activities
The group entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the group’s US dollar and euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2007, the group had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £3.2 billion (2006: £3.2 billion). The fair value of these interest rate swaps at the balance sheet date comprised assets of £15 million and liabilities of £234 million (2006: £405 million). The interest rate swaps have a remaining term ranging from four to 24 years (2006: four to 25 years) to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 5.5% (2006: 4.6%) and interest payable are at a weighted average rate of 5.9% (2006: 5.9%).
     At 31 March 2007, the group had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £4.8 billion (2006: £4.8 billion). The fair value of these cross currency swaps at the balance sheet date comprised assets of £10 million (2006: £32 million) and liabilities of £833 million (2006: £433 million). The cross currency swaps have a remaining term ranging from two months to 24 years (2006: one to 25 years) to match the underlying hedged borrowings consisting of annual and semi-annual interest payments and the repayment of principal amounts. The interest receivable under these swap contracts are at a weighted average rate of 6.9% (2006: 6.9%) for euro cross currency swaps and 8.2% (2006: 8.2%) for dollar cross currency swaps and interest payable at a weighted average rate of 9.2% (2006: 8.5%).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar step up interest payments on bonds. At 31 March 2007, the group had outstanding forward currency contracts with a total notional principal amount of £205 million (2006: £77 million). The fair value of the forward foreign currency contracts at the balance sheet date comprised an asset of £1 million (2006: £1 million) and had a remaining term of between three and 11 months (2006: three and 11 months) after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 24 years (2006: 12 years).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar commercial paper issues. At 31 March 2007, the group had outstanding forward currency contracts with a total notional principal amount of £760 million (2006: £434 million). The fair value of the forward currency contracts at the balance sheet date comprised assets of £15 million (2006: £6 million) and had a remaining term of less than three months (2006: less than two months) to match the cash flows on maturity of the underlying commercial paper.
     Forward currency contracts have been designated as cash flow hedges against currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain dollar denominated supplies. At 31 March 2007, the group had outstanding forward currency contracts with a total notional principal amount of £2 million (2006: £6 million) for sales of currency and £165 million (2006: £197 million) for purchases of currency. The fair value of forward currency contracts at the balance sheet date comprised liabilities of £3 million (2006: £nil) and had a remaining term of less than one month (2006: less than one month) after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to six years (2006: one month to six years) from the balance sheet date.
     The group has hedged currency cash flows associated with US dollar denominated investments using forward currency contracts. At 31 March 2007, the group had outstanding forward currency contracts with a total notional principal amount of £nil (2006: £759 million). The fair value of the forward foreign currency contracts at the balance sheet date comprised liabilities of £nil (2006: £5 million with a remaining term of less than one month).

Other derivatives
At 31 March 2007, the group held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £nil for sales of currency (2006: £16 million) and £167 million for purchases of currency (2006: £101 million) and had a maturity period of under 9 months (2006: under 12 months). Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9 billion (2006: £1.9 billion) and mature between 2014 and 2030 (2006: 2014 and 2030). The interest receivable under these swap contracts are at a weighted average rate of 6.5% (2006: 6.1%) and interest payable are at a weighted average rate of 8.1% (2006: 7.7%). The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their valuation movements.
     At 31 March 2006, the group recognised the fair value of an option contained in a supplier contract which required separate recognition. In addition, two embedded derivatives expired during the year. The first related to an option exercisable on the group’s US dollar convertible bond (see note 5) and the second related to a put option whose value was based on an underlying interest differential between sterling fixed and floating interest rates.

74	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

33. Financial instruments and risk management continued
Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2007 and 2006. The carrying amounts are included in the group balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the group would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange at the balance sheet date.

	Carrying amount		Fair value

	2007	2006	2007	2006
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds, debentures and notes	6,249	7,140	7,059	7,946
Finance leases	567	845	601	885
Other loans and borrowings	2,064	1,950	2,061	1,976

Financial liabilities
The following tables set out the exposure of financial liabilities to market pricing and interest cash flow risk and currency risk. The maturity profile of financial liabilities reflects the contractual repricing dates.

	2007

										Current and
			Adjusted							non-
	Listed		listed						Adjusted	current		Current and
	bonds,	Effect of	bonds,		Effect of	Adjusted	Other loans	Effect of	other loans	trade and		non-
	debentures	hedging	debentures	Finance	hedging	finance	and	hedging	and	other		current
	and notes	and interest [a]	and notes	leases	and interest [a]	leases	borrowings	and interest [a]	borrowings	payables	[b]	provisions	[c]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m

Fixed rate interest
Pound sterling	1,617	4,085	5,702	110	–	110	152	(7)	145	–		–
Euro	768	(768)	–	–	–	–	–	–	–	–		–
US dollar	3,563	(3,563)	–	–	–	–	–	–	–	–		–

Total fixed rate interest financial liabilities	5,948	(246)	5,702	110	–	110	152	(7)	145	–		–

Floating rate interest
Pound sterling	301	691	992	302	(5)	297	990	730	1,720	–		–
Euro	–	–	–	155	–	155	917	(772)	145	–		–
Other	–	–	–	–	–	–	5	–	5	–		–

Total floating rate interest financial liabilities	301	691	992	457	(5)	452	1,912	(42)	1,870	–		–

Total interest bearing financial liabilities	6,249	445	6,694	567	(5)	562	2,064	(49)	2,015	–		–

Non interest bearing financial liabilities
Pound sterling	–	–	–	–	–	–	–	–	–	4,291		272
Euro	–	–	–	–	–	–	–	–	–	856		9
US dollar	–	–	–	–	–	–	–	–	–	178		8
Other	–	–	–	–	–	–	–	–	–	107		–

Total	6,249	445	6,694	567	(5)	562	2,064	(49)	2,015	5,432		289

Maturity profile of interest bearing financial liabilities based on contractual repricing dates

Less than one year	843	149	992	457	(5)	452	1,916	(42)	1,874
Between one and two years	–	–	–	–	–	–	147	(7)	140
Between two and three years	108	(108)	–	–	–	–	1	–	1
Between three and four years	2,283	227	2,510	–	–	–	–	–	–
Between four and five years	–	–	–	–	–	–	–	–	–
Greater than five years	3,015	177	3,192	110	–	110	–	–	–

Total interest bearing financial liabilities	6,249	445	6,694	567	(5)	562	2,064	(49)	2,015

Weighted average effective fixed interest rates

	%		%	%		%	%		%
Pound sterling	7.3		9.1	10.4		10.4	10.2		10.2
Euro	7.5		–	–		–	–		–
US dollar	8.6		–	–		–	–		–

a	Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest and fair value adjustments for hedged risk recognised in carrying amounts.
b	The carrying amount excludes £1,544 million of current and £590 million of non current trade and other payables which relate to non financial liabilities.
c	The carrying amount excludes £36 million of non current provisions which relate to non financial liabilities.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	75

33.   Financial instruments and risk management continued

	2006

	Listed bonds, debentures and notes	Effect of hedging and interest [a]	Adjusted listed bonds, debentures and notes	Finance leases	Effect of hedging and interest [a]	Adjusted finance leases	Other loans and borrowings	Effect of hedging and interest [a]	Adjusted other loans and borrowings	Current and non-current trade and other payables	[b]	Current and non-current provisions	[c]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m

Fixed rate interest
Pound sterling	2,022	4,077	6,099	108	–	108	240	–	240	–		–
Euro	790	(790)	–	–	–	–	–	–	–	–		–
US dollar	4,037	(4,037)	–	–	–	–	–	–	–	–		–

Total fixed rate interest financial liabilities	6,849	(750)	6,099	108	–	108	240	–	240	–		–

Floating rate interest
Pound sterling	291	691	982	568	(9)	559	1,273	426	1,699	–		–
Euro	–	–	–	169	–	169	371	(371)	–	–		–
US dollar	–	–	–	–	–	–	66	(66)	–	–		–

Total floating rate interest financial liabilities	291	691	982	737	(9)	728	1,710	(11)	1,699	–		–

Total interest bearing financial liabilities	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939	–		–

Non interest bearing financial liabilities
Pound sterling	–	–	–	–	–	–	–	–	–	4,051		298
Euro	–	–	–	–	–	–	–	–	–	1,053		–
US dollar	–	–	–	–	–	–	–	–	–	402		–
Other	–	–	–	–	–	–	–	–	–	82		–

Total	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939	5,588		298

Maturity profile of interest bearing financial liabilities based on contractual repricing dates

Less than one year	700	682	1,382	737	(9)	728	1,810	(11)	1,799
Between one and two years	624	(624)	–	–	–	–	–	–	–
Between two and three years	–	–	–	–	–	–	140	–	140
Between three and four years	120	(120)	–	–	–	–	–	–	–
Between four and five years	2,503	7	2,510	–	–	–	–	–	–
Greater than five years	3,193	(4)	3,189	108	–	108	–	–	–

Total interest bearing financial liabilities	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939

Weighted average effective fixed interest rates
	%		%	%		%	%		%
Pound sterling	7.3		8.8	10.4		10.4	9.8		9.8
Euro	7.6		–	–		–	–		–
US dollar	8.8		–	–		–	–		–

a	Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest and fair value adjustments for hedged risk recognised in carrying amounts.
b	The carrying amount excludes £1,641 million of current and £485 million of non current trade and other payables which relate to non financial liabilities.
c	The carrying amount excludes £9 million of current and £24 million of non current provisions which relate to non financial liabilities.

The floating rate financial liabilities bear interest rates fixed in advance for periods ranging from one day to one year by reference to LIBOR.

76	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

33.   Financial instruments and risk management continued
Financial assets
The following tables set out the exposure of financial assets to market pricing and interest cash flow risk and currency risk. The maturity profile of financial assets reflects the contractual repricing dates.

	2007

	Current investments	Effect of hedging and interest	[a]	Adjusted current investments	Non current investments	Cash and cash equivalents	Effect of hedging and interest	[a]	Adjusted cash and cash equivalents	Trade and other receivables	[b]
	£m	£m		£m	£m	£m	£m		£m	£m

Fixed rate interest
Pound sterling	3	–		3	–	–	–		–	–

Total fixed rate financial assets	3	–		3	–	–	–		–	–

Floating rate interest
Pound sterling	–	–		–	–	670	–		670	18,731
Euro	–	–		–	1	188	–		188	–
US dollar	–	–		–	156	106	–		106	10
Other	–	–		–	–	94	–		94	1

Total floating rate financial assets	–	–		–	157	1,058	–		1,058	18,742

Total interest bearing financial assets	3	–		3	157	1,058	–		1,058	18,742

Non interest bearing financial assets
Pound sterling	–	–		–	76	–	–		–	2,393
Euro	–	–		–	–	–	–		–	393
US dollar	–	–		–	9	–	–		–	302
Other	–	–		–	4	–	–		–	63

Total non interest bearing financial assets	–	–		–	89	–	–		–	3,151

Total	3	–		3	246	1,058	–		1,058	21,893

a	Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest recognised in carrying amounts.
b	The carrying amount excludes £922 million of current and £523 million of non current trade and other receivables which relate to non-financial assets.

	2006

	Current investments	Effect of hedging and interest [a]	Adjusted current investments	Non current investments	Cash and cash equivalents	Effect of hedging and interest	[a]	Adjusted cash and cash equivalents	Trade and other receivables	[b]
	£m	£m	£m	£m	£m	£m		£m	£m

Fixed rate interest
Pound sterling	3	–	3	–	19	–		19	–
Euro	–	–	–	–	6	–		6	–

Total fixed rate financial assets	3	–	3	–	25	–		25	–

Floating rate interest
Pound sterling	13	342	355	–	1,104	422		1,526	18,161
Euro	–	–	–	67	215	–		215	197
US dollar	348	(348)	–	226	522	(422)		100	407
Other	–	–	–	32	76	–		76	49

Total floating rate financial assets	361	(6)	355	325	1,917	–		1,917	18,814

Total interest bearing financial assets	364	(6)	358	325	1,942	–		1,942	18,814

Non interest bearing financial assets
Pound sterling	–	–	–	67	–	–		–	2,218
Euro	–	–	–	1	–	–		–	647
US dollar	–	–	–	2	–	–		–	269
Other	–	–	–	2	–	–		–	74

Total non interest bearing financial assets	–	–	–	72	–	–		–	3,208

Total	364	(6)	358	397	1,942	–		1,942	22,022

a	Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest recognised in carrying amounts.
b	The carrying amount excludes £686 million of current and £305 million of non current trade and other receivables which relate to non-financial assets.

The maturity profile of interest bearing financial assets based on contractual repricing dates is less than one year. The floating rate financial assets bear interest rate in their respective currencies, fixed in advance for periods ranging from one day to one year by reference to LIBOR quoted rates.

Additional financial instrument disclosures required under UK GAAP for the 2005 financial year
The following information is provided in accordance with the requirements of FRS 13, ‘Derivatives and other financial instruments: disclosures’. The financial information excludes all of the group’s short-term receivables and payables.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	77

33.   Financial instruments and risk management continued
Financial assets held for trading

2005 £m

Net gain included in profit and loss account	18

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2005 did not differ materially from the year end position.

Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the year ended 31 March 2005 are as follows:

	2005

	Gains	Losses
	£m	£m

Gains and losses:
recognised in the year but arising in previous years[a]	124	59
unrecognised at the balance sheet date	47	799
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a] expected to be recognised in the following year:	545	165
unrecognised at balance sheet date	36	51
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	136	39

a	Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

34.   Post balance sheet events
In April 2007, we announced a new structure that will deliver faster, more resilient and cost effective services to customers wherever they are. With effect from 1 July 2007, BT Design will be responsible for the design and development of the platforms, systems and processes, which will support our services; BT Operate will be responsible for their deployment and operation. Around 20,000 employees – from design, operations, IT and networks – will move into these new units. We estimate that the reorganisation and transformation activities will result in restructuring costs of around £450 million which is expected to generate a payback within two to three years. These activities will include developing new processes and systems, re-skilling and leaver costs which will be accommodated within existing policies and by voluntary means. We expect the majority of these costs to be incurred in the 2008 financial year and to be classified as a specific item in our 2008 results.

35.   United States Generally Accepted Accounting Principles
The group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), which differ in certain respects from those applicable in the United States. For BT there are no differences between IFRS as adopted for use in the EU and IFRS as published by the IASB.

(I)   Differences between IFRS and United States Generally Accepted Accounting Principles (US GAAP)
The following are the main differences between IFRS and US GAAP which are relevant to the group’s consolidated financial statements.

(a)   Sale and leaseback of properties
Under IFRS, the sale of BT’s property portfolio in 2001 is treated as a disposal and the vast majority of the subsequent leaseback is an operating lease. Under US GAAP as BT has a continuing interest in the properties, these properties are recorded on the balance sheet at their net book value, a leasing obligation is recognised and the gain on disposal is deferred until the properties are sold and vacated by BT and the corresponding lease obligation is terminated. Rental payments made by BT are reversed and replaced by a finance lease interest and a depreciation charge.

78	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

35.   United States Generally Accepted Accounting Principles continued
(b)   Pensions
Under IFRS, the group accounts for its pension benefit plans according to IAS 19 ‘Employee Benefits’. Surpluses and deficits of pension and other post-retirement benefit plans are included in the group balance sheet at their fair values and all movements in these balances are reflected in the income statement, except for those actuarial gains and losses which are reflected in the statement of recognised income and expense. The over or under funded status of the defined benefit plan is recorded as an asset or liability on the balance sheet.
     Prior to the adoption of FAS 158 ‘Employers Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132 (R)’ (“FAS 158”), when a pension plan had an accumulated benefit obligation which exceeded the fair value of the plan assets, FAS 87 required the unfunded amount to be recognised as a minimum liability in the balance sheet under US GAAP. The offset to the liability was recorded as an intangible asset up to the amount of any unrecognised prior service cost, and thereafter directly in other comprehensive income. The actuarial gains or losses recognised in other comprehensive income were transferred to net income over the average remaining service period if certain thresholds were met.
     FAS 158 requires an employer to recognise the over or under funded status of a defined benefit post-retirement plan as an asset or liability and to recognise changes in that funded status in other comprehensive income in the year in which the changes occur. Because the funded status of benefit plans are now fully recognised, a minimum liability is no longer recognised. Retrospective application of FAS 158 is not permitted and upon adoption of FAS 158, the recognition of the over or under funded status of the group’s defined benefit pension plans is generally consistent with IAS 19. Differences in recognition rules for actuarial gains and losses will continue to give rise to differences in periodic pension expense as measured under IFRS and US GAAP. The group has adopted FAS 158 in full with effect from 31 March 2007.

(c)   Capitalisation of interest
Under IFRS, the group has chosen not to capitalise interest. Under US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in property, plant and equipment, and depreciated over the lives of the related assets. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. The capitalised interest is depreciated over a period of 5 to 27 years determined by the nature of the related asset.

(d)   Financial instruments
The group exercised the exemption available under IFRS 1 to adopt IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ from 1 April 2005. The 2005 comparative period is therefore presented in accordance with UK GAAP.
     Under UK GAAP, investments are held on the balance sheet at historical cost. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify or were not designated as hedges under US GAAP.
     From 1 April 2005 the group adopted IAS 32 and IAS 39 which gave rise to differences in accounting treatments applied under US GAAP SFAS No 133 ‘Accounting for Derivative Instruments and Hedging Activities’. On adoption of IAS 39, all derivative financial instruments and the fair value of the hedged risks, where a hedged item is in a fair value hedge, were recognised as a one time transition adjustment to equity and resulted in a transitional difference between US GAAP and IFRS.
     Under IFRS, certain cash flow hedges result in a hedged non-financial asset or liability being adjusted from the equity reserve for the applicable hedged amount. US GAAP does not allow the amounts taken to equity to be transferred to the initial carrying amount of the non-financial asset or liability. The amounts remain in equity and are recognised in earnings as the non-financial asset is depreciated or disposed.
     The group did not apply hedge accounting under US GAAP for certain items designated as hedges under IFRS. As a result, certain gains or losses on derivatives held in the cash flow reserve or translation reserve are credited or charged to the income statement under US GAAP. In addition, under IFRS, the hedged risk associated with a hedged item is fair valued where the item has been designated in a fair value hedge. As hedge accounting has not been claimed for those items under US GAAP, this fair value adjustment will not be reflected. These differences will reverse as the derivatives or hedged items mature, are sold or expire.
     The fair value and book value of derivative instruments as at 31 March 2007 and 31 March 2006 is disclosed in note 33.
     IFRS prescribes four investment categories, namely held for trading, available-for-sale, loans and receivables and held to maturity. US GAAP prescribes only three categories, namely held for trading, available-for-sale and held to maturity. Whilst the held for trading and available-for-sale categories are similar under both GAAPs, items held in loans and receivables under IFRS are generally classified as held to maturity under US GAAP.

(e)   Foreign exchange
Under US GAAP, on the sale of a foreign enterprise, foreign exchange differences within the cumulative translation adjustment (CTA) are included in net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or losses on disposal, they were reset to zero on transition to IFRS on 1 April 2004.

(f)   Deferred taxation
Under both IFRS and US GAAP, provision for deferred income tax is required on a full provision basis in accordance with IAS 12 ‘Income taxes’ and SFAS No. 109 ‘Accounting for Income Taxes’.
     Under IFRS, deferred tax is recorded for temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Deferred tax assets not recognised are disclosed in note 20.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	79

35.   United States Generally Accepted Accounting Principles continued
Under US GAAP deferred taxes are recorded on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.
     Deferred tax adjustments in the IFRS to US GAAP reconciliation are primarily the result of the deferred tax impact of the other US GAAP adjustments made in the reconciliation. In addition, IFRS and US GAAP adopt different methods for recognising deferred tax on share based payments. Under FAS 123 (R), deferred tax assets are recognised over the service period based on the compensation charge. Any realised tax deductions which exceed the related compensation expense is recognised in additional paid in capital (APIC). These benefits are pooled and can be used to offset shortfalls in deductions related to other share awards.
At 31 March 2007, total deferred tax liabilities were £1,447 million (2006: £1,291 milliona) primarily in respect of accelerated capital allowances and total deferred tax assets were £117 million (2006: £1,132 million), primarily in respect of pension obligations.
     The total valuation allowance recognised for deferred tax assets was as follows:

	2007	2006	Movement in year
	£m	£m	£m

Capital losses	5,279	5,493	(214)
Operating losses not utilised	741	775	(34)
Other	313	271	42

Total	6,333	6,539	(206)

a	Opening retained earnings and shareholders’ equity have been restated to correct a deferred tax valuation allowance of £320 million related to the group’s property, sale and leaseback transaction in 2001. The adjustment has the effect of increasing US GAAP deferred tax assets and retained earnings by £320 million. The adjustment did not have a material impact on US GAAP net income or earnings per share for any of the years presented.

(g)   Impairment of property, plant and equipment
Certain network assets previously impaired did not meet the US GAAP criteria for impairment under SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’.
     US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment exists if the sum of these cash flows is less than the carrying amount of the assets. The impairment loss recognised in the income statement is based on the asset’s fair value, being either market value or the sum of discounted future cash flows. The assets that were not impaired under US GAAP are continuing to be depreciated over their remaining useful lives.

(h)   Revenue
Under IFRS, long-term contracts to design, build and operate software solutions are accounted for under IAS 18 ‘Revenue’ and IAS 11 ’Construction Contracts’, under which revenue is recognised as earned over the contract period.
     Under US GAAP certain of these contracts are accounted for as multiple element arrangements under EITF 00-21 and SOP 97-2 ‘Software Revenue Recognition’. As vendor specific objective evidence to support the fair value of the separate elements to be delivered is unavailable, revenue of £214 million under certain contracts is deferred in the 2007 financial year (2006: £109 million, 2005: £162 million). There was no impact on net income due to the deferral of costs on these contracts. Total deferred revenue and costs recorded under US GAAP at 31 March 2007 was £562 million (2006: £348 million).
     Under IFRS, IAS 18 ‘Revenue’ connection and installation services revenue is recognised when it is earned, upon activation. Under US GAAP, SAB 104 ‘Revenue Recognition’ such revenues are recognised over the estimated customer life and the costs directly associated with the revenue are deferred. Accordingly, an adjustment has been recognised for the first time in the 2007 financial year in respect of Openreach products which have a significant connection and installation services charge.

(i)   Share-based payments
Under IFRS 2 ‘Share-Based Payment’, share options are fair valued at their grant date and the cost is charged to the income statement over the relevant vesting periods.
     The group adopted SFAS No. 123 (revised 2004) ‘Share-Based Payment’ with effect from 1 April 2005 using the modified prospective transition method. Under FAS 123(R), share based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognised over the related service period. For periods prior to 1 April 2005, the group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method. The results for prior periods have not been restated.
     Under US GAAP the fair value of the Deferred Bonus Plan award is spread over the three year vesting period, but under IFRS the fair value of awards is spread over the performance period, which is four years.
     For the 2007 financial year, the compensation expense for all types of share based payment arrangements was £91 million (2006: £77 million).
     At 31 March 2007 the group had approximately £106 million (2006: £121 million) of total unrecognised compensation expense related to non vested share-based compensation arrangements, of which £51 million (2006: £86 million) relates to share option schemes. The total cost is expected to be recognised over a weighted average period of 1.9 years (2006: 2.0 years), and 2.1 years (2006: 2.1 years) for share option schemes.
     The tax benefit realised from share options exercised and share awards vested during the year was approximately £26 million (2006: £9 million). Cash proceeds received from the exercise of share options during the year was £123 million (2006: £13 million).

80	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

35.    United States Generally Accepted Accounting Principles continued
(j)   Goodwill
Under UK GAAP, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition prior to 1 April 1998 against retained earnings. Goodwill arising on acquisitions completed after 1 April 1998 was capitalised and amortised on a straight line basis over its useful economic life. Following transition to IFRS, goodwill is no longer amortised but tested annually for impairment and the amount of goodwill previously recorded at the transition date was carried forward under IFRS.
     Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. BT adopted SFAS No. 142 ‘Goodwill and other intangible assets’ on 1 April 2002 and goodwill is no longer amortised but tested annually for impairment.

(k)   Property rationalisation provision
In the 2003 financial year, a provision in connection with the rationalisation of the group’s London office property portfolio was recorded. Under US GAAP, in accordance with SFAS No. 146, ‘Accounting for costs associated with exit or disposal activities’, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties. All these properties were exited by 31 December 2004.

(l)   Contingent consideration
Under IFRS contingent consideration in respect of acquisitions is recorded when the outcome of the contingency is considered more likely than not. Under US GAAP the consideration is recorded when the contingent event has occurred.

(m)   Sale of investments and group undertakings
In November 2001, the group sold its O2 business to mmO2 plc for £18,489 million. The transaction was recorded as a sale. On transition to IFRS, this amount remained an asset of the group. Under US GAAP, the carrying value of the investment is recognised as a dividend distribution to the group’s parent at the time of the transaction.

(n)   Termination benefits
Under US GAAP, the fair value of termination benefits for employees who are to be retained beyond their minimum contractual retention period is recognised on a straight line basis over the future service period. Under IFRS these costs are recognised when the employees agree to leave the group.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	81

35.   United States Generally Accepted Accounting Principles continued
(II)  Net income and shareholders’ equity reconciliation statements
The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and total equity from that reported under IFRS to that which would have been reported had US GAAP been applied.

Net income Year ended 31 March	Note	2007 £m	2006 £m	2005 £m

Profit for the year in accordance with IFRS		3,543	2,243	2,512
Profit (loss) attributable to minority interests		2	1	(1)

Profit attributable to equity shareholders in accordance with IFRS		3,541	2,242	2,513
Adjustment for:
Sale and leaseback of properties	a	(29)	(18)	21
Pension costs	b	(195)	(220)	(333)
Capitalisation of interest	c	(5)	(16)	(13)
Financial instruments	d	175	(436)	(415)
Foreign exchange	e	–	39	–
Deferred taxation	f	–	3	3
Impairment of property, plant and equipment	g	(16)	(38)	(24)
Revenue	h	(82)	–	–
Share based payments	i	2	(1)	13
Property rationalisation provision	k	–	–	(5)
Termination benefits	n	–	–	(20)

		3,391	1,555	1,740
Tax effect of US GAAP adjustments		92	203	240

Net income as adjusted for US GAAP		3,483	1,758	1,980

Shareholders’ equity		2007	2006 restated [a]
At 31 March		£m	£m

Total equity under IFRS		22,364	20,080
Attributable to minority interest		(34)	(52)

Total parent shareholders’ equity under IFRS		22,330	20,028
Adjustment for:
Sale and leaseback of properties	a	(1,095)	(1,067)
Pension costs	b	–	(1,228)
Capitalisation of interest	c	151	164
Financial instruments	d	(7)	3
Deferred taxation	f	(74)	–
Impairment of property, plant and equipment	g	22	40
Revenue	h	(82)	–
Goodwill	j	123	114
Sale of investments and group undertakings	m	(18,489)	(18,489)

		2,879	(435)
Tax effect of US GAAP adjustments		310	581

Shareholders’ equity as adjusted for US GAAP		3,189	146

a	Restatement of deferred tax valuation allowance as set out in note f on page 80.

Reclassifications
The following reclassifications would need to be made in addition to those disclosed elsewhere and in the above reconciliation of shareholders’ equity in order to present amounts that are in accordance with US GAAP.

•	Trade and other receivables and trade and other payables would be £562 million higher (2006: £348 million higher) – see note (h);
•	A finance lease obligation of £2,316 million higher (2006: £2,325 million higher) and property, plant and equipment of £669 million higher (2006: £780 million higher) would be shown and trade and other payables would be £552 million lower (2006: £478 million lower) in respect of the property sale and finance leaseback transaction as described in note (a);
•	Goodwill would be £7 million lower (2006: £10 million lower), other debtors would be £1 million lower (2006: £1 million lower), current liabilities would be the same (2006: £2 million lower) and long term borrowings would be £1 million lower (2006: £12 million lower) in respect of financial instruments;
•	Prior to the adoption of FAS 158 a pension intangible asset was recognised separately from retirement benefit obligations. Due to the adoption of FAS 158 on 31 March 2007 there is no reclassification required in the current year (2006: £31 million);
•	As outlined in note (l), contingent consideration on acquisitions of £15 million (2006: £7 million) was not recognised for US GAAP. This results in goodwill and other payables being lower by £15 million (2006: £7 million); and

•	The cumulative impact of the above adjustment is:
• Current assets – £649 million higher (2006: £337 million higher).
• Non-current assets – £17,546 million lower (2006: £16,999 million lower).
• Current liabilities – £164 million higher (2006: £137 million higher).
• Non-current liabilities – £2,080 million higher (2006: £3,356 million higher).

82	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

35.   United States Generally Accepted Accounting Principles continued
(III) Consolidated statements of cash flows
The group cash flow statements are presented in accordance with IAS 7. The statements prepared under IAS 7 present substantially the same information as that required under SFAS No. 95, ‘Statement of Cash Flows’.
     If the cash flow statement had been prepared in accordance with SFAS No. 95, the net movement in cash and cash equivalents would have been higher by £130 million (2006: £179 million higher, 2005: unchanged). This is because under IAS 7, bank overdrafts are classified as a movement in cash and cash equivalents, while under US GAAP, the movements in bank overdrafts are classified as a financing activity.

(IV) Pension costs
The net liabilities of the BTPS represent substantially all of the group’s pensions obligations.
     The pension cost determined under FAS 87 was calculated by reference to an expected long-term rate of return on scheme assets of 6.5% (2006: 7.1%, 2005: 7.3%).
     The components of the net periodic pension cost for the BTPS comprised:

	2007 £m	2006 £m	2005 £m

Service cost	612	538	507
Interest cost	1,787	1,784	1,745
Expected return on scheme assets	(2,206)	(2,042)	(1,897)
Amortisation of prior service costs	24	24	24
Amortisation of loss	150	215	263

Net periodic pension cost under US GAAP	367	519	642

The incremental effects of adopting the provisions of FAS 158 on the group’s balance sheet at 31 March 2007, as adjusted to accord with US GAAP, are presented in the following table. The adoption of FAS 158 had no effect on the group’s consolidated income statement, as adjusted to accord with US GAAP, and will not affect the group’s US GAAP net income in future periods.

	Prior to adoption £m	Effect of adoption £m	As reported £m

Intangible assets	1	(1)	–
Defined benefit pension plan deficit	(2,145)	1,852	(293)
Deferred taxes	644	(556)	88

Shareholders’ equity	(1,500)	1,295	(205)

Accumulated other comprehensive income	–	(1,851)	(1,851)
Deferred taxes	–	556	556

Accumulated other comprehensive income (net of deferred tax)	–	(1,295)	(1,295)

The effect on shareholders’ equity (retained earnings) as a result of adopting the change in measurement date is £92 million. This effect is included in the projected benefit obligation in excess of scheme assets prior to the transition adjustments to reflect the fully funded status of the plan.
     The table below shows the amounts included in accumulated other comprehensive income at 31 March 2007 that have not yet been recognised as components of the pension benefits expense in the income statement, as adjusted to accord with US GAAP.

£m

Net actuarial (gain)	(1,852)
Prior service cost	1

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	83

35.   United States Generally Accepted Accounting Principles continued
The amounts included in accumulated other comprehensive income at 31 March 2007 which are expected to be recognised as components of the pension benefits expense for the year ended 31 March 2008 in the income statement, as adjusted to accord with US GAAP are shown below.

£m

Net actuarial (gain)	(154)
Prior service cost	1

	2007 £m	2006 £m

Changes in benefit obligation
Benefit obligation at the beginning of the year	38,730	34,336
Service cost	612	538
Interest cost	1,787	1,783
Employee contributions	18	21
Actuarial movement	(1,732)	3,438
Adjustment for change in measurement date	637	–
Benefits paid or payable	(1,472)	(1,385)
Translation	–	(1)

Benefit obligation at the end of the year	38,580	38,730

The accumulated benefit obligation at 31 March 2007 was £37,703 million (2006: £37,850 million)

	2007 £m	2006 £m

Changes in scheme assets
Fair value of scheme assets at the beginning of the year	34,293	29,169
Actual return on scheme assets	3,978	6,039
Employer contributions	919	450
Employee contributions	18	21
Adjustment for change in measurement date	551	–
Benefits paid or payable	(1,472)	(1,385)
Translation	–	(1)

Fair value of scheme assets at the end of the year	38,287	34,293

	2007 £m	2006 £m

Reconciliation of funded status under US GAAP
Projected benefit obligation in excess of scheme assets	(293)	(4,437)
Unrecognised prior service costs	–	31
Other unrecognised net actuarial losses	–	1,802
Net minimum additional pension liability	–	(953)

Net amount recognised under US GAAP	(293)	(3,557)

The benefit obligation and pension cost for the BTPS were determined using the following assumptions at 1 January 2006 and 1 January 2005. For the current financial year the group has early adopted the change in measurement date provisions of FAS 158, and have changed the measurement date to the year end date of 31 March 2007. The current year assumptions are disclosed in Note 28.

	2006 per annum %	2005 per annum %

Discount rate	4.7	5.3
Rate of future pay increases	3.4	3.6
Rate of future pension increases	2.6	2.6

Contributions expected to be paid to the BTPS during the 2008 financial year are estimated at £748 million, including £320 million of deficiency contributions.
     Estimated future benefit payments are as follows:

£m

Year ending 31 March 2008	1,526
Year ending 31 March 2009	1,591
Year ending 31 March 2010	1,671
Year ending 31 March 2011	1,768
Year ending 31 March 2012	1,862
1 April 2012 to 31 March 2017	10,748

84	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

35.   United States Generally Accepted Accounting Principles continued
Asset allocation
The Trustees of the BTPS approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment returns within an acceptable level of risk, taking into consideration the liabilities of the BTPS. For the 2007 financial year the group has early adopted the change in measurement date provisions of FAS 158, and has changed the measurement date to the year end date of 31 March 2007. Therefore the 2007 financial year disclosure for each major category of plan assets and the percentage of the fair value of total plan assets is disclosed in note 28.
     The prior year disclosures are presented below:

	Period ended 31 December 2005
	Fair value £bn	%	Target %

Equities	20.3	59	58
Fixed interest bonds	5.4	16	16
Index linked securities	3.2	9	9
Property	4.2	12	12
Cash & other	1.2	4	5

	34.3	100	100

The assumption for the expected return on scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held for each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts on future returns. The expected return of 7.1% per annum used for the calculation of pension costs for the year ended 31 March 2006 is consistent with that adopted for IAS 19.

(V) Income statement in US GAAP format
The group income statements on page 37 comply with IFRS and the directors believe they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting specific items because these predominantly relate to items which are significant, one-off or unusual in nature. For SEC reporting purposes this presentation may be considered ‘non GAAP’ and therefore the group has also prepared the following income statement. The numbers disclosed in the following income statement are prepared under IFRS.

	2007 £m	2006 £m	2005 £m

Revenue	20,223	19,514	18,429
Operating expenses:
Payroll costs	4,497	4,286	3,928
Depreciation and amortisation	2,920	2,884	2,844
Payments to telecommunication operators	4,162	4,045	3,725
Other operating expenses	6,329	6,023	5,483

Total operating expenses	17,908	17,238	15,980

Net operating income	2,315	2,276	2,449
Other income, net	255	228	551
Net interest income	886	515	368
Income taxes	72	(792)	(817)
Equity in earnings (losses) of investees	15	16	(39)
Minority interests	(2)	(1)	1

Net income	3,541	2,242	2,513

(VI) Additional US GAAP information
Intangible asset amortisation
The total amortisation charge expected under US GAAP in the 2008 financial year is £589 million. As a consequence of the pattern of amortisation applied this annual charge will decrease in each of the following four years to be approximately £53 million for the year ended 31 March 2012.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	85

35.   United States Generally Accepted Accounting Principles continued
US GAAP developments
In February 2006, the FASB issued SFAS No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’ (‘FAS 155’), that amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (‘FAS 133’), and SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ (‘FAS 140’). This Statement resolves issues addressed in FAS 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’ The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Additionally it clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133. FAS 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Also FAS 155 amends FAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for BT for all financial instruments acquired or issued after 31 March 2007. The group does not expect this to have a material impact on the group’s financial statements.
     In March 2006 the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140’ (‘FAS 156’) that amends FAS 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, with respect to the accounting for separately recognised servicing assets and servicing liabilities. FAS 156 is effective for BT on 1 April 2007. The group does not anticipate that the adoption of this new statement at the required effective date will have a significant effect on its results of operations, financial position or cash flows.
     In September 2006, the FASB issued SFAS No 157, ‘Fair Value Measurements’ (‘FAS 157’). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. FAS 157 applies for the group’s financial year beginning 1 April 2008. The group is currently evaluating the impact, if any, that the adoption of FAS 157 will have on the consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, ‘The Fair Value option for financial assets and financial liabilities (‘FAS 159’). FAS 159 permits entities to choose to measure, on an item by item basis, specified financial instruments and certain other items at fair value. Unrealised gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. FAS 159 is effective for the 2009 financial year, the provisions of which are required to be applied prospectively. The group is currently evaluating the impact, if any, that the adoption of FAS 159 will have on the consolidated financial statements.
     In July 2006, the FASB issued Interpretation No 48 ‘Accounting for Uncertainty in Income Taxes – An Intepretation of FASB Statement No 109’ (‘FIN 48’). FIN 48 requires tax benefits from uncertain positions to be recognised only if it is “more likely than not” that the position is sustainable based on its technical merits. The intepretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in unrecognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 applies for the group’s financial year beginning 1 April 2007. The group is currently in the process of quantifying the impact, if any, on the consolidated financial statements.
     In September 2006, the FASB ratified Emerging Issues Task Force No 06-01 ‘Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’ (‘EITF 06-01’). This guidance requires the application of EITF 01- 09 ‘Accounting for Consideration Given by a Vendor to a Service provider’s end customer’ (‘EITF 01-09’), when consideration is given to a reseller or manfuacturer for benefit to the service provider’s end customer. EITF 01-09 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and, also, provides guidance for the classification of the expense. EITF 06-01 is effective for the group’s financial year beginning 1 April 2008. The group is currently in the process of quantifying the impact, if any, on the consolidated financial statements.

86	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the consolidated financial statements

GLOSSARY OF TERMS AND US EQUIVALENTS

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Gearing	Leverage
Inland calls	Local and long-distance calls
Interests in associates and joint ventures	Securities of equity investees
Leaver costs	Termination benefits
Loans to associates and joint ventures	Indebtedness of equity investees not current
Own work capitalised	Costs of labour engaged in the construction of plant and equipment for internal use
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Statement of recognised income and expense	Comprehensive income
Reserves	Shareholders’ equity other than paid-up capital
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

British Telecommunications plc Annual Report and Form 20-F 2007	87

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC

PARENT COMPANY AUDIT OPINION
Independent auditors’ report to the members of British Telecommunications plc
We have audited the parent company financial statements of British Telecommunications plc for the year ended 31 March 2007 which comprise the balance sheet, accounting policies and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. These parent company financial statements are set out on pages 89 to 105.
     We have reported separately on the group financial statements of British Telecommunications plc for the year ended 31 March 2007. This separate report is set out on page 28.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the parent company financial statements.
     In addition, we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion
In our opinion:
•	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 March 2007;
•	the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
•	the information given in the Report of the Directors is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2007

88	British Telecommunications plc Annual Report and Form 20-F 2007	Financial statements of British Telecommunications plc

BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES

I   Accounting basis
As used in these financial statements and associated notes, the term ‘company’ refers to British Telecommunications plc (BT plc). These separate financial statements of the company are presented as required by the Companies Act 1985. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
     The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments.
     Comparative amounts for the 2006 financial year have been reclassified to conform with the presentation adopted in the 2007 financial year. These comprise £305 million which has been reclassified from prepayments to debtors due after more than one year at 31 March 2006 in respect of costs relating to the initial set up, transition or transformation phase of long term network IT services contracts.
     As permitted by Section 230 of the Companies Act 1985, the company’s profit and loss account has not been presented.
     The BT plc consolidated financial statements for the year ended 31 March 2007 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1 (Revised 1996), ‘Cash Flow Statements’ not to present its own cash flow statement.
     The BT plc consolidated financial statements for the year ended 31 March 2007 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.
     The BT plc consolidated financial statements for the year ended 31 March 2007 contain financial instrument disclosures which comply with FRS 25, ‘Financial Instruments: Disclosure and Presentation’. Consequently the company has taken advantage of the exemption in FRS 25 not to present separate financial instrument disclosures for the company.

II	Adoption of new accounting standards and pronouncements
The company has adopted the following standards during the year:
•	Amendment to FRS 17, ‘Retirement benefits’
•	Amendment to FRS 23, ‘Net Investment in a Foreign Operation’
•	Amendments to FRS 26,
• ‘Financial Guarantee Contracts’
• ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’
• ‘The Fair Value Option’
•	UITF Abstract 45 ‘Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment’
The adoption of these standards has not had a significant impact on the company’s financial statements in the year.

III   Turnover
Turnover represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Turnover from the rendering of services and the sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group, and the amount of turnover and the associated costs can be measured reliably. Where the group acts as agent in a transaction it recognises turnover net of directly attributable costs.
     Turnover arising from separable installation and connection services is recognised when it is earned, upon activation. Turnover from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate.
     Turnover from calls is recognised at the time the call is made over the group’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as turnover as the service is provided. Turnover arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Turnover from long term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long term services contracts turnover is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, turnover is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, turnover is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs or other measures of completion such as, contract milestone or customer acceptance. In the case of time and materials contracts, turnover is recognised as the service is rendered.
     Costs related to delivering services under long term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within debtors due after more than one year. These costs are then recognised in the profit and loss account on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract turnover and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such turnover is expected to be recoverable. Recognised turnover and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated turnover for a contract, the full contract life loss is immediately recognised.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, turnover is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate turnover recognition criteria applied to each element as described above.

IV   Research and development
Expenditure on research and development is written off as incurred.

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2007	89

V   Leases
Assets held under finance leases are capitalised and depreciated over their useful lives. The capital element of future obligations under finance leases are recognised as liabilities. The interest element of rental obligations are charged over the period of the finance lease and represent a constant proportion of the balance of capital repayments outstanding.
     If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases by the lessee. Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the profit and loss account immediately.

VI   Foreign currencies
Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the profit and loss account except when deferred in reserves as qualifying cash flow hedges.

VII   Goodwill
Goodwill, arising from the purchase of businesses, represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.
     Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.
     If a business is subsequently sold, the appropriate unamortised goodwill is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.

VIII   Tangible fixed assets
Tangible fixed assets are stated at historical cost less depreciation.

Cost
Cost in the case of network infrastructure and equipment includes direct labour, contractors’ charges, payments on account, materials, direct labour and directly attributable overheads.

Depreciation
Depreciation is provided on tangible fixed assets on a straight line basis from the time the asset is available for use, so as to write off the costs over the estimated useful life taking into account any expected residual values. Freehold land is not subject to depreciation.

The lives assigned to other significant tangible fixed assets are:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter

Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones, other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Software	2 to 5 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually, and if necessary changes are recognised prospectively.

IX   Asset impairment (non-financial assets)
Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.
     An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

X   Stocks
Stocks mainly comprise items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

XI   Redundancy costs
Redundancy or leaver costs are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.
     Redundancy or leaver costs are charged against profit in the year in which the company is demonstrably committed to the employees leaving the company.

XII   Post retirement benefits
The company operates a funded defined benefit pension plan, which is administered by an independent trustee for the majority of its employees.
     The company’s net obligation in respect of defined benefit pension plans, is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance

90	British Telecommunications plc Annual Report and Form 20-F 2007	Parent company accounting policies

sheet is the present value of the defined benefit obligation less the fair value of the scheme assets.
     The profit and loss account charge is split between an operating charge and a net finance charge. The operating charge reflects the service costs which are spread systematically over the working lives of the employees. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the reconciliation of movement in equity shareholders’ funds.

XIII Share based payment
The ultimate parent undertaking, BT Group plc, has a number of employee share schemes and share option plans, as detailed in note 31 in the BT plc consolidated financial statements, under which it makes equity settled share based payments to certain employees of the company. Equity settled share based payments are measured at fair value at the date of grant after taking into account the company’s best estimate of the number of awards expected to vest. For share based payments to employees of the company, the fair value determined at the date of grant is expensed on a straight line basis together with a corresponding increase in equity over the vesting period.
     Fair value is measured using either the Binomial or Monte Carlo model, whichever is the most appropriate.
     The company has taken advantage of the transitional provisions of FRS 20 ‘Share based payment’ in respect of equity settled awards and has applied FRS 20 only to those awards granted after 7 November 2002 that were unvested at 1 January 2005.

XIV Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

XV Dividends
Interim and final dividends are recognised when they are paid.

XVI Provisions
Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

XVII Financial instruments
Financial assets
Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:

•	those that the company intends to sell immediately or in the short term, which are classified as held for trading;
•	those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.

Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Fixed asset investments
Fixed asset investments are stated at cost net of permanent diminution in value.

Available-for-sale financial assets
Non derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the profit and loss account) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Debtors
Trade debtors are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Cash
Cash includes cash in hand, bank deposits repayable on demand and bank overdrafts.

Impairment of financial assets
The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the profit and loss account. Reversals of impairment losses on debt instruments are taken through the profit and loss account if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the profit and loss account.

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2007	91

If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Financial liabilities
Creditors
Creditors are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or other borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements are recognised in the profit and loss account.

Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.

Derivative financial instruments
The company uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the profit and loss account in net finance income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are held for trading or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Hedge accounting
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods during which the hedged transaction affects the profit and loss account.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the profit and loss account in the same period or periods during which the asset acquired or liability assumed affects the profit and loss account.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same profit and loss account line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitments, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the profit and loss account, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account. Under a hedge of a net investment the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the profit and loss account as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the profit and loss account using the effective interest method over the remaining term of the hedged item.

92	British Telecommunications plc Annual Report and Form 20-F 2007	Parent company accounting policies

PARENT COMPANY BALANCE SHEET

British Telecommunications plc parent company balance sheet

	Notes	2007 £m	2006 £m

Fixed assets
Intangible assets	1	435	211
Tangible assets	2	14,728	14,367
Derivative financial instruments	3	25	19
Investments in subsidiary undertakings, associates and joint ventures	4	45,649	34,427
Other investments	5	103	171

Total fixed assets		60,940	49,195

Current assets
Stocks		108	86
Debtors	6	7,820	15,671
Derivative financial instruments	3	27	69
Other investments	5	17,329	11,037
Cash at bank and in hand		4	14

Total current assets		25,288	26,877

Creditors: amounts falling due within one year
Loans and other borrowings	7	44,305	38,649
Derivative financial instruments	3	318	330
Other creditors	8	5,470	5,934

Total creditors: amounts falling due within one year		50,093	44,913

Net current liabilities		(24,805)	(18,036)

Total assets less current liabilities		36,135	31,159

Creditors: amounts falling due after more than one year
Loans and other borrowings	7	14,081	10,247
Derivative financial instruments	3	992	820
Other creditors	9	568	460

Total creditors: amounts falling due after more than one year		15,641	11,527

Provisions for liabilities and charges
Deferred taxation	10	1,713	1,487
Other	10	284	278

Total provisions for liabilities and charges		1,997	1,765

Net assets excluding pension liability		18,497	17,867

Pension liability	16	(230)	(1,744)

Net assets including pension liability		18,267	16,123

Capital and reserves
Called up share capital	11	2,172	2,172
Share premium account	12	8,000	8,000
Other reserves	13	693	581
Profit and loss account	12	7,402	5,370

Total equity shareholders’ funds		18,267	16,123

The financial statements of the company on pages 89 to 105 were approved by the board of directors on 16 May 2007 and were signed on its behalf by

Hanif Lalani
Director

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2007	93

NOTES TO THE FINANCIAL STATEMENTS

1.   Intangible fixed assets

Goodwill £m

Cost
1 April 2006	222
Additions[a]	251

At 31 March 2007	473

Accumulated amortisation
1 April 2006	11
Charge for the year	27

At 31 March 2007	38

Net book value
At 31 March 2007	435

At 31 March 2006	211

a
Additions relate to the acquisition of the trade, assets and liabilities of a subsidiary undertaking Syntegra Limited, for consideration of £455 million. The fair value of the net assets acquired was equivalent to their book values, resulting in goodwill of £251 million, which is being amortised over 20 years.

2.   Tangible fixed assets

	Land and buildings £m [a]	Network infrastructure and equipment £m [b]	Other £m	Assets in course of construction £m	Total £m

Cost
1 April 2006	587	33,406	1,925	1,127	37,045
Additions	–	71	253	2,546	2,870
Acquisitions	–	–	365	–	365
Transfers	51	1,757	369	(2,177)	–
Disposals and adjustments	(41)	(1,177)	(222)	(1)	(1,441)

Total cost at 31 March 2007	597	34,057	2,690	1,495	38,839

Accumulated depreciation
1 April 2006	280	21,198	1,255	–	22,733
Charge for the year	26	2,035	413	–	2,474
Acquisitions	–	–	84	–	84
Disposals and adjustments	(27)	(892)	(225)	–	(1,144)

Total cost at 31 March 2007	279	22,341	1,527	–	24,147

Net book value at 31 March 2007	318	11,716	1,163	1,495	14,692
Engineering stores	–	–	–	36	36

Total tangible fixed assets at 31 March 2007	318	11,716	1,163	1,531	14,728

Net book value at 31 March 2006	307	12,208	670	1,127	14,312
Engineering stores	–	–	–	55	55

Total tangible fixed assets at 31 March 2006	307	12,208	670	1,182	14,367

	2007 £m	2006 £m

[a]The net book value of land and buildings comprised:
Freehold	223	194
Long leases (over 50 years unexpired)	13	6
Short leases	82	107

Total net book value of land and buildings	318	307

b
The net book value of assets held under finance leases included within network infrastructure and equipment at 31 March 2007 was £796 million (2006: £703 million). The depreciation charge on those assets for the year ended 31 March 2007 was £239 million (2006: £169 million).

94	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the financial statements

3.   Derivative financial instruments

	2007		2006

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Interest rate swaps – cash flow hedge	15	234	–	405
Other interest rate swaps	11	240	49	304
Cross currency swaps – cash flow hedge	10	755	20	417
Cross currency swaps – fair value hedge	–	78	12	16
Forward foreign exchange contracts – cash flow hedge	16	3	7	–
Other forward foreign exchange contracts	–	–	–	8

	52	1,310	88	1,150

Analysed as:
Current	27	318	69	330
Non current	25	992	19	820

	52	1,310	88	1,150

Details of hedges in which the derivatives are utilised are disclosed in note 19.

4.   Investments in subsidiary undertakings, associates and joint ventures

		Associates
	Subsidiary	and joint
	undertakings	ventures	Total
	£m	£m	£m

Cost
1 April 2006[a]	51,646	8	51,654
Additions[b]	12,084	–	12,084
Disposals[c]	(862)	–	(862)

Total cost at 31 March 2007	62,868	8	62,876

Provisions and amounts written off
1 April 2006[a]	(17,221)	(6)	(17,227)
Disposals	–	–	–

Total provisions and amounts written off at 31 March 2007	(17,221)	(6)	(17,227)

Net book value at 31 March 2007	45,647	2	45,649

Net book value at 31 March 2006	34,425	2	34,427

a
The cost and provision balances in respect of movements in investments in subsidiary undertakings of 1 April 2006 have each been increased by £2,642 million to revise the recording of disposals in prior periods of investments with £nil net book value. This adjustment has no impact on the net book value of investments in subsidiary undertakings, associates and joint ventures.

b	Additions in the 2007 financial year included new shareholdings in BT (Jersey) Jutland Limited (£5,000 million), Hamilton Investments B.V. (formerly BT Netherlands Four B.V.) (£3,778 million) and Castaim Limited (£795 million). The company also increased its investments in BT US Investments Limited (formerly BT US Investments LLC) by £718 million and BT Holdings Limited by £599 million.
c	Disposals in the 2007 financial year mainly related to a decrease in the shareholding in Hamilton Investments BV of £756 million.

Details of the principal operating subsidiary undertakings and associate are set out on page 105.

5.   Other investments

	2007	2006
	£m	£m

Fixed assets
Available-for-sale assets	70	60
Loans and receivables	1	2
Loans to group undertakings	32	109

	103	171

Current assets
Loans and receivables	457	977
Loans to group undertakings	16,872	10,060

	17,329	11,037

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	95

5.   Other investments continued

	2007	2006
Available-for-sale assets	£m	£m

At 1 April	60	58
Adoption of FRS 26	–	5

As restated at 1 April	60	63
Additions	2	–
Revaluation surplus (deficit) transfer to equity	9	(3)
Disposals	(1)	–

At 31 March	70	60

Available-for-sale financial assets consist mainly of an investment in the shares of the ultimate parent company, BT Group plc. These shares are held in trust for the BT Group Incentive share plan, the Retention share plan, and the Deferred Bonus plan.

Loans and receivables
Loans and receivable financial assets mainly consist of fixed term debt securities denominated in sterling with a fixed coupon.

6.   Debtors

	2007	2006
	£m	£m

Debtors due within one year
Trade debtors	1,038	1,347
Amounts owed by group undertakings	215	5,724
Amount owed by parent undertakings	3,512	6,985
Current tax receivable	504	–
Other debtors	281	300
Accrued income	1,020	779
Prepayments	727	231

	7,297	15,366

Debtors due after more than one year
Other assets[a]	523	305

Total debtors	7,820	15,671

a	Represents costs relating to the initial set up, transition or transformation phase of long term networked IT services contracts.

96	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the financial statements

7.   Loans and other borrowings

	2007	2006
	£m	£m

US dollar 9.125% (2006: 8.875%) notes 2030 (minimum 8.625%a)[b]	1,398	1,580
Sterling 5.75% bonds 2028	608	607
Sterling 3.5% indexed linked notes 2025	301	291
Sterling 8.625% bonds 2020	297	297
Sterling 8.0% (2006: 7.75%) notes 2016 (minimum 7.5%a)	712	709
Euro 7.375% (2006: 7.125%) notes 2011 (minimum 6.875%a)[b]	768	790
US dollar 8.625% (2006: 8.375%) notes 2010 (minimum 8.125%a)[b]	1,515	1,713
US dollar 8.765% bond from group undertaking 2009[c]	108	120
US dollar 7% notes 2007[c]	542	615
Sterling 7.375% notes 2006 (minimum 7.125%a)	–	409

Total listed bonds, debentures and notes	6,249	7,131

Finance leases	20	6
Finance leases with group undertakings	919	1,036

Total finance leases	939	1,042

Commercial paper[b,d]	794	472
Sterling floating rate note 2007-2009 (average effective interest rate 4.3% (2006: 4.1%))	42	49
Sterling floating rate loan 2007-2009 (average effective interest rate 5.5%)	724	–
Bank overdrafts and other short-term borrowings	50	219
Loans from group undertakings[e]	49,588	39,983

Total other loans and borrowings	51,198	40,723

Total loans and other borrowings	58,386	48,896

a
The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody’s or S&P subsequently increase the rating ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

b	Hedged in a designated cash flow hedge.
c	Hedged in a designated cash flow and fair value hedge.
d	Commercial paper is denominated in sterling £25 million (2006: £35 million), US dollar £nil (2006: £66 million) and euro £769 million (2006: £371 million).
e	Includes fixed interest bonds issued to group undertakings amounting to £5,538 million (2006: £2,971 million) sterling and £33 million (2006: £31 million) euros with maturities between 2009 and 2025.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.
     Apart from finance leases all borrowings as at 31 March 2007 are unsecured.

	2007	2006
	£m	£m

Repayments falling due as follows:
Within one year, or on demand	44,305	38,649
Between one and two years	2,784	957
Between two and three years	414	80
Between three and four years	2,286	296
Between four and five years	24	2,483
After five years	8,572	6,428
Total due for repayment after more than one year	14,080	10,244

Total repayments	58,385	48,893
Fair value adjustments for hedged risk	1	3

Total loans and other borrowings	58,386	48,896

			Repayment of outstanding
	Minimum lease payments		lease obligations
	2007	2006	2007	2006
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	614	498	565	454
In the second to fifth years inclusive	396	623	360	582
After five years	15	14	14	6

	1,025	1,135	939	1,042
Less: future finance charges	(86)	(93)	–	–

Total finance lease obligations	939	1,042	939	1,042

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	97

8.   Other creditors: falling due within one year

	2007	2006
	£m	£m

Trade creditors	2,644	2,414
Amounts owed to group undertakings	245	966
Corporation taxes	128	292
Other taxation and social security	416	454
Other creditors	744	566
Accrued expenses	390	373
Deferred income	903	869

Total other creditors	5,470	5,934

9.    Other creditors: falling due after more than one year

	2007	2006
	£m	£m

Other creditors	568	460

10.   Provisions for liabilities and charges

	Property provisions	[a]	Other provisions	[b]	Total
Provisions for liabilities and charges excluding deferred taxation	£m		£m		£m

Balances at 1 April 2006	226		52		278
Profit and loss account charge[c]	85		30		115
Unwind of discount	3		–		3
Utilised in the year	(74)		(38)		(112)

Total provisions at 31 March 2007	240		44		284

a
Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the company’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 24 years.

b	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach, which will be utilised over one year.
c	Includes specific items of £64 million for property rationalisations and £30 million for the creation of Openreach, see note 4 of the consolidated financial statements.

Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.

£m

Balance at 1 April 2006	1,487
Charge recognised in the profit and loss account	164
Charge recognised in reserves	62

Deferred tax provision at 31 March 2007	1,713

	2007	2006
	£m	£m

Tax effect of timing differences due to:
Excess capital allowances	2,044	1,921
Other	(331)	(434)

Total provision for deferred taxation	1,713	1,487

11.   Called up share capital
The authorised share capital of the company throughout the year ended 31 March 2007 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.
     The allotted, called up and fully paid share capital of the company was £2,172 million at 31 March 2007 (2006: £2,172 million), representing 8,689,755,905 ordinary shares (2006: 8,689,755,905 ordinary shares).

98	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the financial statements

12.   Reconciliation of movement in equity shareholders’ funds

	Share capital	Share premium account	[a]	Other reserves [c]	Profit and loss account	Total
	£m	£m		£m	£m	£m

At 31 March 2005	2,172	8,000		752	2,379	13,303
Adoption of FRS 25 and FRS 26	–	–		(22)	(279)	(301)

At 1 April 2005	2,172	8,000		730	2,100	13,002
Profit for the year[b]	–	–		–	4,283	4,283
Actuarial gain	–	–		–	2,114	2,114
Deferred tax on actuarial gain	–	–		–	(634)	(634)
Dividends	–	–		–	(2,553)	(2,553)
Share based payment	–	–		–	56	56
Foreign exchange gains	–	–		–	4	4
Tax on items taken directly to equity	–	–		45	–	45
Losses on available-for-sale assets	–	–		(3)	–	(3)
Increase in fair value of cash flow hedges	–	–		88	–	88
Recognised in profit and loss in the year	–	–		(279)	–	(279)

At 1 April 2006	2,172	8,000		581	5,370	16,123
Profit for the year[b]	–	–		–	3,312	3,312
Actuarial gain	–	–		–	1,415	1,415
Deferred tax on actuarial gain	–	–		–	(425)	(425)
Dividends	–	–		–	(2,330)	(2,330)
Share based payment	–	–		–	60	60
Tax on items taken directly to equity	–	–		(62)	–	(62)
Gain on available-for-sale assets	–	–		9	–	9
Decrease in fair value of cash flow hedges	–	–		(201)	–	(201)
Recognised in profit and loss in the year	–	–		366	–	366

At 31 March 2007	2,172	8,000		693	7,402	18,267

a	The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.
b	As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £3,312 million (2006 – £4,283 million) before dividends paid of £2,330 million (2006 – £2,553 million).
c	A breakdown of other reserves is provided in note 13.

13.   Reconciliation of movement in other reserves

	Available-for-sale reserve	Cash flow reserve	Capital redemption reserve	Total other reserves
	£m	£m	£m	£m

Balances at 1 April 2004 and 31 March 2005	–	–	752	752
Adoption of FRS 25 and 26	5	(27)	–	(22)

At 1 April 2005	5	(27)	752	730
Losses on available-for-sale assets	(3)	–	–	(3)
Net fair value gains	–	88	–	88
Recognised in profit and loss in the year	–	(279)	–	(279)
Tax on items taken directly to equity	–	45	–	45

At 1 April 2006	2	(173)	752	581
Gain on available-for-sale assets	9	–	–	9
Net fair value losses	–	(201)	–	(201)
Recognised in profit and loss in the year	(1)	367	–	366
Tax on items taken directly to equity	–	(62)	–	(62)

At 31 March 2007	10	(69)	752	693

14.   Related party transactions
The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.
     Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.
     The results of the company are included in the consolidated financial statements of BT Group plc. Consequently the company is exempt under the terms of FRS 8, ‘Related Party Disclosures’ from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	99

15.   Financial commitments and contingent liabilities

	2007	2006
	£m	£m

Contracts placed for capital expenditure not provided in the accounts	752	704

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	18	17
Between one and five years	120	103
After five years	381	394

Total payable within one year	519	514

Operating lease commitments were mainly in respect of leases of land and buildings.
     At 31 March 2007, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the company business and on these no material losses are anticipated. The company has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The company has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$82 million (£39 million) as at 31 March 2007, although this could increase by a further US$486 million (£248 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the company.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.
     Following the European Commission’s formal investigation into the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether the government complied with European Community treaty roles on state aid, the Commission concluded that no state aid had been granted. The Commission’s decision has now been appealed but the company continues to believe that any allegation of state aid is groundless and that the appeal will not succeed.

16. Retirement benefits
Background
The company offers retirement benefit schemes to its employees. The company’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). The total pension costs of the company, included within the staff costs, in the year was £613 million (2006: £563 million). The total cost relating to the BTPS was £593 million (2006: £550 million), of which £585 million (2006: £544 million) was borne by the company. An element of the total charge relating to the BTPS is recharged to fellow subsidiary undertakings who are participating employers in the pension scheme. The company retains the full liability of the BTPS.

Defined contribution schemes
The profit and loss charge in respect of defined contribution schemes represents the contribution payable by the company based on a fixed percentage of employees’ pay. The pension cost for the year in respect of the company’s main defined contribution scheme was £28 million (2006: £19 million) and £3 million (2006: £2 million) of contributions were outstanding at 31 March 2007.

Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the chairman of the trustee directors. Four trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions with the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three year term, but are then eligible for re-appointment.
     The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2007, the UK equities included 14 million (2006: 15 million) ordinary shares of the ultimate parent company, BT Group plc, with a market value of £43 million (2006: £33 million).

100	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the financial statements

16.   Retirement benefits continued
Amounts recognised in respect of defined benefit schemes
The net pension deficit is set out below:

	2007			2006

		Present			Present
		value of			value of
	Assets	liabilities	Deficit	Assets	liabilities	Deficit
	£m	£m	£m	£m	£m	£m

BTPS	38,287	38,580	293	35,550	38,005	2,455
Other schemes	–	35	35	–	37	37

Total deficit	38,287	38,615	328	35,550	38,042	2,492
Deferred tax asset at 30%			(98)			(748)

Net pension deficit			230			1,744

Amounts recognised in the profit and loss account on the basis of the above assumptions in respect of the defined benefit pension deficit are as follows:

	2007	2006
	£m	£m

Current service cost (including defined contribution schemes)	613	563

Total operating charge	613	563
Expected return on pension scheme assets	(2,292)	(2,070)
Interest on pension scheme liabilities	1,872	1,816

Net finance income	(420)	(254)

Amount charged to profit before taxation	193	309

An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2007	2006
	£m	£m

Actuarial gains and losses recognised in the year	1,415	2,114
Cumulative actuarial gains and losses	3,836	2,421
Actual return on plan assets	3,269	6,916

Changes in the present value of the defined benefit pension obligation are as follows:

	2007	2006
	£m	£m

Opening defined benefit pension obligation	(38,042)	(34,307)
Service cost	(593)	(552)
Interest cost	(1,872)	(1,816)
Contributions by employees	(18)	(19)
Actuarial gain (loss)	438	(2,732)
Benefits paid	1,472	1,384

Closing defined benefit pension obligation	(38,615)	(38,042)

The present value of the obligation is derived from long term cash flow projections and is thus inherently uncertain.

Changes in the fair value of plan assets are as follows:

	2007	2006
	£m	£m

Opening fair value of plan assets	35,550	29,550
Expected return	2,292	2,070
Actuarial gains	977	4,846
Contributions by employer	922	450
Contributions by employees	18	19
Benefits paid	(1,472)	(1,384)
Exchange differences	–	(1)

Closing fair value of plan assets	38,287	35,550

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	101

16.   Retirement benefits continued
The expected long-term rate of return and fair values of the assets of the BTPS at 31 March are disclosed in the retirement benefit schemes note of the consolidated financial statements.
     The history of experience gains and losses which have been recognised under FRS 17 were:

	2007	2006	2005	2004	2003
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	38,615	38,042	34,307	32,222	30,171
Less: Fair value of plan assets	38,287	35,550	29,550	26,818	21,523

Net pension obligation	328	2,492	4,757	5,404	8,648
Experience adjustment on defined benefit obligation	190	(527)	(437)	(290)	1,056
Percentage of the present value of the defined benefit obligation	0.5%	1.4%	1.3%	0.9%	3.5%
Experience adjustment on plan assets	977	4,846	1,664	4,130	(6,995)
Percentage of the plan assets	2.6%	13.6%	5.6%	15.4%	32.5%

The company expects to contribute approximately £748 million to the BTPS, including £320 million of deficiency contributions, in the 2008 financial year.
     Details of the measurement of scheme assets and liabilities, funding valuation and future funding obligations are disclosed in note 28 of the consolidated financial statements of BT plc.

17.   Employees and Directors
The average number of persons employed by the company (including Directors) during the year was:

	2007	2006
	000	000

Average monthly number of employees	91.5	87.8

The aggregate staff costs were as follows:

	2007	2006
	£m	£m

Wages and salaries	3,460	3,126
Share-based payment	80	66
Social security	303	282
Other pension costs	613	563

	4,456	4,037

18.   Directors’ remuneration
Information covering Directors’ remuneration, interests in shares and share options of the ultimate parent, BT Group plc, and pension benefits is included in note 29 to the consolidated financial statements of BT plc.

19.   Derivatives
The company uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts.
     The company also uses financial instruments to hedge some of its currency exposures arising from its overseas short-term investment funds and other non-UK assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts.
     The company does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.

Interest rate swaps
The company has interest bearing financial assets and financial liabilities. In order to manage its interest profile, the company has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the company agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.
     At 31 March 2007, the company had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion (2006: £5.1 billion).

102	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the financial statements

19.   Derivatives continued
Foreign currency derivatives
Cross currency swaps and forward currency contracts have been entered into to reduce foreign currency exposure. The company also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated.
     At 31 March 2007, the company had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £6.1 billion (2006: £6.4 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from two months to 24 years. The values of forward currency contracts included in the gross notional principal at 31 March 2007 were £1,297 million (2006: £809 million) for purchases of currency and £2 million (2006: £781 million) for sales of currency. The forward currency contracts had a term remaining ranging from two to 321 days.

Hedging activities
The company entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the the group’s US dollar and euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2007, the company had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £3.2 billion (2006: £3.2 billion). The fair value of these interest rate swaps at the balance sheet date comprised assets of £15 million and liabilities of £234 million (2006: £405 million). The interest rate swaps have a remaining term ranging from four to 24 years (2006: four to 25 years) to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 5.5% (2006: 4.6%) and interest payable are at a weighted average rate of 5.9% (2006: 5.9%).
     At 31 March 2007, the company had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £4.8 billion (2006: £4.8 billion). The fair value of these cross currency swaps at the balance sheet date comprised assets of £10 million (2006: £32 million) and liabilities of £833 million (2006: £433 million). The cross currency swaps have a remaining term ranging from two months to 24 years (2006: one to 25 years) to match the underlying hedged borrowings consisting of annual and semi-annual interest payments and the repayment of principal amounts. The interest receivable under these swap contracts are at a weighted average rate of 6.9% (2006: 6.9%) for euro cross currency swaps and 8.2% (2006: 8.2%) for dollar cross currency swaps and interest payable are at a weighted average rate of 9.2% (2006: 8.5%).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar step up interest payments on bonds. At 31 March 2007, the company had outstanding forward currency contracts with a total notional principal amount of £205 million (2006: £77 million). The fair value of the forward foreign currency contracts at the balance sheet date comprised an asset of £1 million (2006: £1 million) and had a remaining term of between three and 11 months (2006: three and 11 months) after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 24 years (2006: 12 years).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar commercial paper issues. At 31 March 2007, the company had outstanding forward currency contracts with a total notional principal amount of £760 million (2006: £434 million). The fair value of the forward currency contracts at the balance sheet date comprised assets of £15 million (2006: £6 million) and had a remaining term of less than three months (2006: less than two months) to match the cash flows on maturity of the underlying commercial paper.
     Forward currency contracts have been designated as cash flow hedges against movements on currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain dollar denominated supplies. At 31 March 2007, the company had outstanding forward currency contracts with a total notional principal amount of £2 million (2006: £6 million) for sales of currency and £165 million (2006: £197 million) for purchases of currency. The fair value of forward currency contracts at the balance sheet date comprised liabilities of £3 million (2006: £nil) and had a remaining term of less than one month (2006: less than one month) after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to six years (2006: one month to six years) from the balance sheet date.

Other derivatives
At 31 March 2007, the company held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with FRS 26. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £nil for sales of currency (2006: £16 million) and £167 million for purchases of currency (2006: £101 million) and a maturity period of under 9 months (2006: under 12 months). Interest rate swaps not in hedging relationships under FRS 26 had a notional principal amount of £1.9 billion (2006: £1.9 billion) and mature between 2014 and 2030 (2006: 2014 and 2030). The interest receivable under these swap contracts are at a weighted average rate of 6.5% (2006: 6.1%) and interest payable are at a weighted average rate of 8.1% (2006: 7.7%). The volatility arising from these swaps is recognised through the profit and loss account but is limited due to a natural offset in their valuation movements.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2007	103

19.   Derivatives continued
Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the company’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2007 and 2006. The carrying amounts are included in the company balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the company’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the company’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the company would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount		Fair value

	2007	2006	2007	2006
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds, debentures and notes	6,249	7,131	7,059	7,820
Finance leases	939	1,042	921	1,042
Other loans and borrowings	51,198	40,723	50,689	40,271

20.   Audit Services
Information relating to fees for audit services paid or payable to the company’s auditor, PricewaterhouseCoopers LLP, is included in note 32 to the consolidated financial statements of BT plc.

21.   Post balance sheet events
In April 2007, we announced a new structure that will deliver faster, more resilient and cost effective services to customers wherever they are. With effect from 1 July 2007, BT Design will be responsible for the design and development of the platforms, systems and processes, which will support our services; BT Operate will be responsible for their deployment and operation. Around 20,000 employees – from design, operations, IT and networks – will move into these new units. We estimate that the reorganisation and transformation activities will result in restructuring costs of around £450 million which is expected to generate a payback within two to three years. These activities will include developing new processes and systems, re-skilling and leaver costs which will be accommodated within existing policies and by voluntary means. We expect the majority of these costs to be incurred in the 2008 financial year.

104	British Telecommunications plc Annual Report and Form 20-F 2007	Notes to the financial statements

SUBSIDIARY UNDERTAKINGS AND ASSOCIATE

British Telecommunications plc is the parent company of the group. Brief details of its principal operating subsidiaries and associate at 31 March 2007, other than the company, all of which were unlisted unless otherwise stated, were as follows:

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[b]	of operations	[c]

BT Americas Inc.[c,d]	Communication related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia

BT C & SI France S.A.[d]	Systems integration and application development	100% ordinary	France

BT Centre Nominee 2 Limited[d]	Property holding company	100% ordinary	UK

BT Communications Ireland Limited[d]	Telecommunication service provider	100% ordinary	Ireland

BT Communications Management Limited[d]	Telecommunication service provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[d]	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[d]	Fleet management company	100% ordinary	UK

BT France SAS[d]	Communication related services and products provider	100% ordinary	France

BT (Germany) GmbH & Co. oHG[d]	Communication related services and products provider	100% ordinary	Germany

BT Global Services Limited[d]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong

BT INS, Inc.[d,e]	Information telecommunication consulting and software solutions provider	100% common	USA

BT Italia SpA[d,f]	Communication related services and products provider	100% ordinary	Italy

BT Limited[d]	International telecommunication network systems provider	100% ordinary	International

BT Nederland NVd	Communication related services and products provider	100% ordinary	Netherlands

BT US Investments Limited[d,g]	Investment holding company	100% ordinary	USA

Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK

Communications Global Network Services Limited[c,d]	Communication related services and products provider	100% ordinary	International

Farland BVc,d	Provider of trans-border fibre network across BT’s partners in Europe	100% ordinary	International

Infonet Services Corporation[d]	Global managed network service provider	100% common	USA

Infonet USA Corporation[d]	Global managed network service provider	100% common	USA

Radianz Americas Inc[d]	Global managed network service provider	100% common 100% preference	USA

Syntegra Groep BVd	Systems integration and application development	100% ordinary	Netherlands

a	The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a significant impact on the profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
b	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
c	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV, BT Americas Inc and Communications Global Network Services Limited which are incorporated in the Netherlands, the USA and Bermuda respectively.
d	Held through intermediate holding company.
e	In March 2007, International Network Services, Inc. changed its name to BT INS, Inc.
f	In September 2006, Albacom SpA changed its name to BT Italia SpA.
g	In March 2007, BT US Investments LLC changed its name to BT US Investments Limited.

		Share capital

				Percentage	Country
Associate	Activity	Issued	[a]	owned	of operations	[b]

Tech Mahindra Limited	Telecommunication service provider	121,216,701		35%	India

a	Issued share capital comprises ordinary or common shares, unless otherwise stated.
b	Incorporated in the country of operations.

Subsidiary undertakings and associate	British Telecommunications plc Annual Report and Form 20-F 2007	105

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT’s transformation strategy and its ability to achieve it; expected cost savings; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (such as networked IT services, broadband and mobility); BT’s network development and plans for the 21st century network; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; BT’s future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Group risk factors. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Background
Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.
     British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.
     BT Group was formed when the O2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.
     The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the USA is Kristen Verderame, 2005 M Street N W Suite 450, Washington, DC, 20036, USA.

106	British Telecommunications plc Annual Report and Form 20-F 2007	Additional information for shareholders

Notes prices
On 5 December 2000 BT issued four series of notes comprising US$2.8 billion 8.625% notes due 2030 (the thirty-year Notes), US$3.0 billion 8.125% notes due 2010 (the ten-year Notes), US$3.1 billion 7.625% notes due 2005 (the five-year Notes) and US$1.1 billion floating rate notes due 2003 (the three-year Notes). The three-year Notes were redeemed at par on 15 December 2003 and the five-year Notes were redeemed at par on 15 December 2005.
     The high and low prices for the Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year Notes		Ten-year Notes		Five-year Notes		Three-year Notes
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2001	109.33	100.33	106.13	100.28	103.87	100.12	100.65	99.88

Year ended 31 March 2002	123.49	102.07	115.60	103.12	110.01	102.89	101.93	100.18

Year ended 31 March 2003	131.37	108.44	122.45	107.05	113.37	106.17	101.27	100.52

Year ended 31 March 2004	142.40	121.62	128.58	118.03	114.17	109.67	100.76	100.00

Year ended 31 March 2005	140.53	121.40	123.24	115.57	109.57	102.77	–	–

Year ended 31 March 2006
First quarter	141.80	133.28	118.74	114.50	102.80	101.77	–	–
Second quarter	141.95	136.08	118.49	115.52	101.74	100.71	–	–
Third quarter	136.46	129.76	115.61	112.00	100.71	100.01	–	–
Fourth quarter	134.42	127.65	114.36	109.75	–	–	–	–
Full period	141.95	127.65	118.74	109.75	102.80	100.01	–	–

Year ended 31 March 2007
First quarter	128.37	120.97	111.80	101.40	–	–	–	–
Second quarter	134.00	122.19	112.43	109.39	–	–	–	–
Third quarter	141.83	131.36	113.10	109.88	–	–	–	–
Fourth quarter	141.38	136.40	112.75	108.25	–	–	–	–
Full period	141.83	120.97	113.10	101.40	–	–	–	–

Last six months
November 2006	141.25	133.02	112.79	111.92	–	–	–	–
December 2006	141.83	131.36	113.10	111.65	–	–	–	–
January 2007	139.30	136.40	112.75	108.25	–	–	–	–
February 2007	141.38	137.45	112.02	111.35	–	–	–	–
March 2007	140.15	137.57	112.19	111.12	–	–	–	–
April 2007	140.62	132.99	111.80	107.75	–	–	–	–

Memorandum and Articles of Association
The following is a summary of the principal provisions of the company’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.

Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles
(a)   Voting rights
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.
     Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder at the meeting who is entitled to vote (or the shareholder’s proxy).

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2007	107

Articles continued (b) Changes in capital The company may by ordinary resolution:
(i)	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount;
(ii)	subject to the Companies Act 1995, divide all or part of its share capital into shares of a smaller amount;
(iii)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(c)   Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.
     Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.

(d)   Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under the Articles which could give them a liability.

(e)   Transfer of shares
Shares of the company may only be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer.

(f)   General meetings of shareholders
The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or shareholder may call a general meeting. If a meeting is not an annual general meeting it is called an extraordinary general meeting.

(g)   Limitations on rights of non-resident or foreign shareholders
There are no limitations on the rights of non-resident or foreign shareholders.

(h)   Directors
Directors' remuneration
The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, the company can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

(i)   Directors' votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.
Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT Group plc shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he/she is interested as set out in the Articles.
     Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he/she is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.

108	British Telecommunications plc Annual Report and Form 20-F 2007	Additional information for shareholders

Articles continued (j) Directors' interests If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving the company (or in which the company has an interest or with or involving another company in which the company has an interest);
(ii)	have any kind of interest in a company in which the company has an interest (including holding a position in that company or being a shareholder of that company);
(iii)	hold a position (other than auditor) in the company or another company in which the company has an interest on terms and conditions decided by the Board; and
(iv)	alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for the company or another company in which the company has an interest on terms and conditions decided by the Board.
A director does not have to hand over to the company any benefit received or profit made as a result of anything permitted to be done under the Articles.
When a director knows that he/she is in any way interested in a contract with the company he/she must tell the other directors.

(k) Retirement of directors
No person will be prevented from being or becoming a director simply because that person has reached the age of 70.

(l) Directors' borrowing powers
To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.

Limitations affecting security holders
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC’s public reference facilities at room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC’s website at www.sec.gov.

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2007	109

CROSS REFERENCE TO FORM 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Business review Group risk factors	9

4	Information on the company
4A	History and development of the company	Business review
		Introduction	2
		Additional information for shareholders
		Background	106
4B	Business overview	Business review	2
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	106
4C	Organisational structure	Business review
		Introduction	2
		Subsidiary undertakings and associate	105
4D	Property, plants and equipment	Business review
		Property	8

5	Operating and financial review and prospects
5A	Operating results	Financial review	11
		Consolidated financial statements	37
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	106
5B	Liquidity and capital resources	Financial review	11
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	106
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	54
		Financial commitments and contingent liabilities	59
		Financial instruments and risk management	72
5C	Research and development, patents and licences	Omitted due to reduced disclosure format
5D	Trend information	Omitted due to reduced disclosure format
5E	Off-balance sheet arrangements	Financial review
		Off-balance sheet arrangements	21
5F	Tabular disclosure of contractual obligations	Financial review Capital resources	21

6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Financial review
		Group results	13
		Consolidated financial statements
		Notes to consolidated financial statements
		Employees	67
6E	Share ownership	Omitted due to reduced disclosure format

7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format
7B	Related party transactions	Consolidated financial statements Notes to the consolidated financial statements Related party transactions	59
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See item 18 below.
		Business review
		Legal proceedings	6
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	59
		Additional information for shareholders
		Memorandum and Articles of Association
		Articles
		Dividends	108
8B	Significant changes	Financial review
		Capital resources	21

9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

110	British Telecommunications plc Annual Report and Form 20-F 2007	Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page
10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and Articles of Association	107
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	109
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	109
10I	Subsidiary information	Not applicable
11	Quantitative and qualitative	Financial review
	disclosures about market risk	Treasury policy	21
Consolidated financial statements
Notes to the consolidated financial statements
		Financial instruments and risk management	72
12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and Procedures	Report of the directors
		US Sarbanes-Oxley Act of 2002	25
16A	Audit Committee financial expert	Omitted due to reduced disclosure format
16B	Code of Ethics	Omitted due to reduced disclosure format
16C	Principal accountants fees and services	Consolidated financial statements
Notes to the financial statements
		Audit and non audit services	71
16E	Purchase of equity securities by the issuer and affiliated purchasers	Not applicable
17	Financial statements	Not applicable
18	Financial statements	Report of the independent auditors	28
		Accounting policies	29
Consolidated financial statements
Notes to the financial statements
		United States Generally Accepted Accounting Principles	78

Cross reference to Form 20-F	British Telecommunications plc Annual Report and Form 20-F 2007	111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Company Secretary

Date: May 30, 2007